As confidentially submitted to the Securities and Exchange Commission on December 19, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sin Lian Seng Construction

(Exact name of registrant as specified in its charter)

Cayman Islands	5072	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Kranji Loop, Unit #02-12, Singapore 739570

+65 67483226

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[         ]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Nicholas Torres, Esq. Zhiqi Zheng, Esq. Torres & Zheng at Law, P.C. 31 Hudson Yards, 11th Floor New York, NY 10001 (917) 277-3479	[ ]

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTES

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus. A prospectus to be used for the initial public offering of ordinary shares through the underwriters named on the cover page of this prospectus, which we refer to as the Public Offering Prospectus.

●	The Resale Prospectus. A prospectus to be used for the resale by Selling Shareholders of [ ] ordinary shares (the “Selling Shareholders”), which we refer to as the Resale Prospectus, which we have filed on behalf of the Selling Shareholders pursuant to a verbal understanding with the Selling Shareholders that we would include their shares in the Resale Prospectus.

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front and back covers;

●	they contain different Offering sections in the Prospectus Summary;

●	they contain different Use of Proceeds sections;

●	the Capitalization and Dilution sections are deleted from the Resale Prospectus;

●	a “Selling Shareholders” section is included in the Resale Prospectus;

●	the Underwriting section from the Public Offering Prospectus is deleted from the Resale Prospectus and a Plan of Distribution section is inserted in its place; and

●	the Legal Matters section in the Resale Prospectus deletes the reference to counsel for the underwriters.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus, which we refer to as the Alternate Pages, to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the public offering by the Registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Selling Shareholders.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [ ], 2026

[  ] Ordinary Shares

Sin Lian Seng Construction

This is an initial public offering of our [  ] ordinary shares, $0.000005 par value per share (“Ordinary Shares”). We are offering on a firm commitment basis our Ordinary Shares. Prior to this offering, there has been no public market for Ordinary Shares. We expect the initial public offering price will be in the range of $[  ] to $[  ] per Ordinary Share. We have reserved the symbol “ININ” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and plan to apply to list our Ordinary Shares on the Nasdaq. The closing of this offering is conditioned upon Nasdaq’s approval of our listing application. We cannot assure you that our application will be approved; if it is not approved by Nasdaq, we will not proceed with this offering.

Upon the closing of this offering, we anticipate that our Chief Operating Officer and Director, Kewei Soh, will own approximately [  ]% of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares. As a result, we will not be a controlled company following this offering.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.” on page 3 and “Risk Factors — Risks Related to Our Ordinary Shares and this Offering — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.” beginning on page 32 for more information.

Our Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands without any operations of its own. We conduct our operations in Singapore through our operating subsidiaries, Sin Lian Seng Bolts & Nuts Pte Ltd and Lumenx Energy Pte. Ltd. The Ordinary Shares offered in this offering are shares of our Cayman Islands holding company. Investors in our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries.

We are a “foreign private issuer” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please see “Prospectus Summary — Implications of Being a Foreign Private Issuer” beginning on page 4 for more information.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	US$	US$
Underwriting discount and commission (1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1) We have agreed to pay the underwriters a discount equal to [  ]% of the gross proceeds of the offering. We have also agreed to pay to the underwriters [  ]% of the gross proceeds of the offering for non-accountable expenses and to reimburse certain accountable related to the offering. For a description of the compensation to be received by the underwriters, see “Underwriting.”

We have granted the underwriters an option exercisable within 45 days from the closing of the offering to purchase up to an additional [       ]% of the Ordinary Shares offered in this offering on the same terms solely to cover over-allotments, if any.

Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering [  ] ordinary shares for resale by certain Selling Shareholders. No sales of the ordinary shares covered by the Resale Prospectus shall occur until the ordinary shares sold in our initial public offering begin trading on Nasdaq. Once, and if, our ordinary shares are listed on Nasdaq and begin trading and the initial public offering as set forth in this initial public offering prospectus is completed, the Selling Shareholders may sell their shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers. Please see “Risk Factors — Risks Related to Our Ordinary Shares and this Offering” for certain risks related to the concurrent registration of shares in the resale offering.

The underwriters expect to deliver the Ordinary Shares to purchasers against payment therefor on or about [     ], 2026.

[Logo]

[Underwriter]

PROSPECTUS DATED [  ], 2026.

You should rely only on the information contained in this prospectus or in any related free writing prospectus that we filed with the Securities and Exchange Commission. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Until [  ], 2026, (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. You should carefully read the entire prospectus and the other documents referred to in this prospectus before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. For additional information, see “Where You Can Find More Information” in this prospectus.

Overview

We are an fasteners supplier in Singapore, providing fasteners such as bolts, nuts and other industrial components to our customers in sectors including construction, M&E, maritime and manufacturing. One of our operating subsidiaries in Singapore, SLS, was incorporated in Singapore in 1986 and has grown into one of Singapore’s oldest fasteners suppliers. SLS enjoys a strong local reputation, which enhances the visibility and competitiveness of our Group in the Singapore market. We have adopted FS 802013 quality management system accredited by the British Standards Institution (“BSI”).

In June 2025, we acquired LX and expanded our business downstream, focusing primarily on solar photovoltaic (“Solar PV”) engineering, procurement, and construction (“EPC”) services in Singapore. Our mission is to accelerate the global transition toward clean energy.

Our Competitive Strengths

As a fastener supplier and Solar PV EPC provider, our goal is to offer our customers solutions covering pre-sales consultation, product selection, on-site guidance, logistics and after-sales support. We believe our array of competitive advantages positions us to not only maintain but also strengthen our position in the industry. Our competitive strengths include:

●	Diverse product and service offerings.

●	Loyal networks of customers and suppliers.

●	Strong reputation and proven track record.

●	High product quality in our fastener industry.

●	Tailored Solutions.

Our Strategies

●	Further strengthen our market position in Singapore.

●	Downstream expansion into the engineering, procurement and construction section.

●	Increase our geographical presence.

●	Expand into new markets.

Summary of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in the section titled “Risk Factors” and elsewhere in this prospectus. We urge you to read the section entitled “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Our Business and Industry

●	We operate two distinct lines of business with different economics and risk profiles. Failure to coordinate strategy, capital allocation and controls across these businesses could materially and adversely affect our results.

●	We depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers.

●	Our operations are dependent on the availability and price of products such as fasteners, engineering components, solar modules and inverters. We are exposed to fluctuations and regulations in the supply of, or demand for, fasteners and engineering components, solar modules and inverters, along with the conditions underlying such fluctuations, which could adversely affect the products transaction volume and price. Any increase in the cost of or shortfall in the availability of the products could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

●	We procure products from our suppliers and utilize the services of certain third-party service providers for our operations. Any deficiency or interruption in their services could adversely affect our business, financial condition, results of operations, cash flows and prospects.

●

Our reliance on third-party subcontractors to perform substantial EPC work without clear agreements on scope, quality standards, indemnification, workplace safety responsibilities or liability allocation, increasing our exposure to disputes and operational risks.

●	We are reliant on limited suppliers to meet the growing demands of our customers.

●	A significant portion of our revenue was generated from a limited number of customers. Any significant decrease in the number of purchase orders with our major customers may materially and adversely affect our financial condition and operating results.

●	Our suppliers and customers may be subject to extensive government regulations and if they fail to obtain, maintain or renew required statutory and regulatory licenses, permits and approvals required for the products, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

●	If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

●	Our business is dependent on certain major clients and changes or difficulties in our relationships with our major customers may harm our business and financial results.

●	We are reliant on suppliers for our supply of products. The lack of long-term contracts at fixed prices with our suppliers may have an adverse effect on the price and availability of our products. If we fail to maintain a good relationship with them, or find alternatives on reasonable terms, our business and financial performance may be materially and adversely affected.

1

●	Our newer business lines have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment.

●	Our revenue generated from the solar EPC projects is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

●	Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

●	If we are unable to complete the development of a solar EPC project or we fail to meet any agreed upon system level capacity or other technical performance guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

●	Developing and operating solar PV projects exposes us to various risks.

●	Any quality issues of the products offered by our suppliers or any negative publicity with respect to us, our suppliers and other partners, as well as the fasteners industry and solar EPC industry in general, may materially and adversely affect our business and results of operations.

●	Our past performance may not be indicative of our future results. We plan our operating budget and incur fixed expenses based on expected revenue. If our expected revenue fails to realize for any reason, we may not be able to adjust our expenses in a timely manner and our business, financial condition and results of operations may be materially and adversely affected.

●	If we are unable to introduce new products and respond to changing consumer preferences in a timely and effective manner, the demand for our products may decline, which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. There is no guarantee that we will be successful in the new business segments or products that we plan to expand into.

Risks Related to Our Business in General

●	We, or the contractors we engage, may fail to obtain and maintain licenses and permits which may in future be necessary for the conduct of our operations in Singapore, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the industries in which we operate in Singapore.

●	Competition could result in a reduction in our market share or require us to incur substantial expenditure on advertising and marketing, either of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

●	We are dependent on a number of key personnel, including our senior management, and the loss of, or our inability to attract or retain such persons could adversely affect our business, financial condition, results of operations, cash flows and prospects.

●	We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

●	Our insurance coverage may not be adequate to cover potential liabilities.

●	Our ability to attract and retain business and employees may depend on our reputation in the marketplace.

●	We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions.

●	If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Risks Related to Doing Business in Singapore

●	It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

●	The ability of our Operating Subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

●	It is not certain if we will be classified as a Singapore tax resident.

●	Negative publicity concerning our Company or any of our directors, executive officers or major shareholders could significantly and adversely affect our reputation and share price.

●	Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Ordinary Shares and this Offering

●	We may not maintain the listing of our Ordinary shares on the Nasdaq which could limit investors’ ability to make transactions in ordinary shares and subject us to additional trading restrictions.

●	The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

●	The number of shares being registered for resale concurrently with this offering is significant in relation to our issued and outstanding shares.

●	The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

2

Corporate History and Structure

On December 3, 1986, SLS was incorporated under the Singapore Companies Act as an exempt private company limited by shares. We currently conduct the majority of our business operations in Southeast Asia.

On June 26, 2025, SLS effectively acquired 1,000 shares representing 100% of the shares in the issued and paid-up share capital of LX from Teng Teng for an aggregate consideration of S$10,000. Following the acquisition, LX became a wholly owned subsidiary of SLS.

On October 14, 2025, Kewei Soh effectively acquired 1,050,000 shares representing 100% of the shares in the issued and paid-up share capital of SLS from Yao Yao for an aggregate consideration of approximately S$2.9 million. The consideration was determined based on the net asset value of SLS.

On October 21, 2025, SLS Cayman was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. As part of the reorganization for the purpose of this offering and listing on Nasdaq, one ordinary share of par value US$0.000005 was transferred from the initial subscriber to Kewei Soh on November 3, 2025. On the same day, further shares were issued and allotted to the following applicants:

Applicants	Number of Shares	Subscription price
Kewei Soh	509	US$	0.002545
CHJD INVESTMENT LIMITED	343	US$	0.001715
Spring Lake Ventures Pte. Ltd.	49	US$	0.000245
NEW YORK STANDARD CAPITAL LLC	49	US$	0.000245
FRONTIER RESOURCES INTERNATIONAL LIMITED	49	US$	0.000245

On October 30, 2025, Infinity Saber Tiger Holdings Limited (“BVICo”) was incorporated under the laws of the British Virgin Islands as a BVI Business Company. As part of the reorganization, one ordinary share was transferred from the initial subscriber to SLS Cayman on October 30, 2025.

On December 2, 2025, as part of the reorganization, 1,000 ordinary shares were issued and allotted to the following applicants:

Applicants	Number of Shares	Consideration
Kewei Soh	510	US$	2,217,559.48
CHJD INVESTMENT LIMITED	343	US$	1,555,556.00
Spring Lake Ventures Pte. Ltd.	49	US$	222,222.00
NEW YORK STANDARD CAPITAL LLC	49	US$	222,222.00
FRONTIER RESOURCES INTERNATIONAL LIMITED	49	US$	222,222.00

On December 9, 2025, BVICo effectively acquired 1,050,000 shares representing 100% of the shares in the issued and paid-up share capital of SLS from Kewei Soh for an aggregate consideration of approximately S$2.9 million. The consideration was determined based on the net asset value of SLS.

The chart below sets out our corporate structure as of the date of this prospectus:

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

3

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We are an “emerging growth company” as the term is used in the JOBS Act and, as such, we are subject to certain reduced public company reporting requirements. For the applicable disclosure, see “Risk Factors — Risks Related to Our Ordinary Shares and This Offering.”

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	we are not subject to proxy rules and are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. Even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Market and Industry Data

This prospectus contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to place undue reliance on these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires and for purposes of this prospectus only, references to:

●	“Companies Act” means the Companies Act (Revised) of the Cayman Islands;
●	“EPC” means engineering, procurement, and construction;

●	“GST” means goods and services tax in Singapore;

●	“LX” means Lumenx Engery Pte. Ltd., a company incorporated in Singapore on March 6, 2025 and an indirect wholly-owned subsidiary of our Company;
●	“M&E” means mechanical and electronical;

●

“our post-offering memorandum and articles of association” means the amended and restated memorandum and articles of association of our Company, which will become effective immediately prior to the completion of this offering;

●	“Operating Subsidiaries” means Sin Lian Seng Bolts & Nuts Pte Ltd and Lumenx Energy Pte. Ltd. which control all of our business operational activities;
●	“Ordinary Shares” means ordinary shares of par value of US$0.000005 each in the share capital of our Company;
●	“SEC” means the U.S. Securities and Exchange Commission;
●	“Securities Act” means the U.S. Securities Act of 1933, as amended;
●	“SLS” means Sin Lian Seng Bolts & Nuts Pte Ltd, a company incorporated in Singapore on December 3, 1986 and a wholly-owned subsidiary of our Company;
●	“S$” means Singapore dollars;
●	“US$,” “$,” and “U.S. dollars” are to the legal currency of the United States;
●	“U.S. GAAP” means generally accepted accounting principles in the United States;
●	“We,” “us,” “the Group,” “our” “SLS Cayman” are to Sin Lian Seng Construction, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act, and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

We conduct our business operations primarily in Singapore and maintain our books and records in Singapore dollars. Our functional currency is the Singapore dollar and our reporting currency is the United States dollar. This prospectus contains translations of Singapore dollars into U.S. dollars solely for the convenience of the reader.

Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional ordinary shares, and (b) references in this prospectus to this offering are to our offering of ordinary shares pursuant to this prospectus and (c) information in this prospectus does not include the ordinary shares reserved for future issuance under our share incentive plan.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on October 21, 2025.

Our registered office in the Cayman Islands is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our principal executive office is at 30 Kranji Loop, Unit #02-12, Singapore 739570. Our telephone number at this location is +65 67483226. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our principal website address is www.sinlianseng.com.sg. The information contained on our website does not form part of this prospectus.

Our agent for service of process in the United States is [    ].

4

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$[ ] and US$[ ] per Ordinary Share.

Ordinary Shares offered by us	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Ordinary Shares in full).

Ordinary Shares issued and outstanding immediately before this offering	[ ] Ordinary Shares

Ordinary Shares issued and outstanding immediately after this offering	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters exercise the option to purchase additional Ordinary Shares in full).

Option to purchase additional Ordinary Shares	[We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [ ] additional Ordinary Shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Listing	We intend to apply for the listing of the Ordinary Shares on the Nasdaq under the symbol “ININ”. The Ordinary Shares will not be listed on any other stock exchange or traded on any automated quotation system.

Lock-up	[We, our directors, executive officers and existing shareholders have agreed with the underwriters, without the prior written consent of the representatives, not to offer, pledge, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.]

Use of Proceeds	We currently intend to use the net proceeds from this offering for the following purposes:

●	approximately 40% is expected to be used for the expansion of our EPC business, including but not limited to the funding of new projects and expansion into the U.S. and other Southeast Asian markets;

●	approximately 35% is expected to be used for the supply of fasteners, including but not limited to (i) the expansion of our fastener products portfolio, (ii) the increase our inventory levels for larger projects, and (iii) upgrading our logistics and warehousing systems to improve efficiency;

●	approximately 15% is expected to be used for expansion through strategic acquisitions and investments. As of the date of this prospectus, no acquisition target has been identified; and

●	the balance of the net proceeds for other working capital and general corporate purposes.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in ordinary shares.

Transfer Agent	VStock Transfer, LLC

Pursuant to a separate resale prospectus included in the registration statement of which this prospectus forms a part, we are also registering [       ] ordinary shares for resale by certain Selling Shareholders. No sales of the ordinary shares covered by the Resale Prospectus shall occur until the ordinary shares sold in our initial public offering begin trading on Nasdaq. Once, and if, our ordinary shares are listed on Nasdaq and begin trading and the initial public offering as set forth in this initial public offering prospectus is completed, the Selling Shareholders may sell their shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers. Please see “Risk Factors — Risks Related to Our Ordinary Shares and This Offering” for certain risks related to the concurrent registration of shares in the resale offering.

5

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations and comprehensive income (loss) data and cash flow data for the years ended June 30, 2024 and 2025 and summary consolidated balance sheets data as of June 30, 2025 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. generally accepted accounting principles, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Consolidated Statements of Operations and Comprehensive Income Data

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$
Revenues - related parties	1,249,383	1,847,517	1,452,565
Revenues - third parties	4,265,508	5,218,991	4,103,303
Total revenues	5,514,891	7,066,508	5,555,868
Cost of revenues	(4,415,847)	(4,879,803)	(3,836,625)
Gross profit	1,099,044	2,186,705	1,719,243

Operating expenses:
Selling and marketing expenses	(94,750)	(151,084)	(118,786)
General and administrative expenses	(1,902,912)	(1,010,689)	(794,629)
Total operating expenses	(1,997,662)	(1,161,773)	(913,415)

(Loss) Income from operations	(898,618)	1,024,932	805,828

Other income (expenses):
Interest expenses, net	(13,306)	(18,756)	(14,746)
Government grant	267,105	111,825	87,920
Other income, net	779,296	341,601	268,575
Total other income, net	1,033,095	434,670	341,749

Income before income taxes	134,477	1,459,602	1,147,577
Income tax expenses	(5,436)	(213,282)	(167,688)
Net income	129,041	1,246,320	979,889

Total comprehensive income	129,041	1,246,320	979,889

Summary Consolidated Balance Sheets Data

	As of June 30,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current assets:
Cash	18,239	315,755	248,255
Accounts receivable, net
- Third parties	888,069	1,380,219	1,085,163
- Related parties	283,867	667,842	525,074
Inventories, net	1,068,229	673,183	529,274
Advance to suppliers	851	700	552
Amounts due from a related party	690,338	883,494	694,625
Prepaid expenses and other current assets	30,646	5,358	4,213
Total current assets	2,980,239	3,926,551	3,087,156

Non-current assets:
Property and equipment, net	460,219	410,314	322,599
Operating right-of-use asset, net	479,264	272,738	214,434
Prepaid expenses and other non-current assets	25,539	25,539	20,079
Deferred tax assets, net	271,835	99,869	78,520
Total non-current assets	1,236,857	808,460	635,632
Total assets	4,217,096	4,735,011	3,722,788

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable
- Third parties	1,161,643	1,342,576	1,055,567
- Related parties	557,234	141,396	111,169
Contract Liabilities
- Third parties	-	122,836	96,577
- A related party	261,112	-	-
Amount due to related parties	80,000	96,994	76,259
Long-term borrowings, current	141,508	35,693	28,063
Operating lease liability, current	206,579	232,691	182,948
Accrued expenses and other current liabilities	27,589	151,544	119,148
Income tax payable	-	41,316	32,484
Total current liabilities	2,435,665	2,165,046	1,702,215

Non-current liabilities:
Long-term borrowings, non-current	72,492	36,830	28,957
Operating lease liability, non-current	293,616	60,925	47,901
Total non-current liabilities	366,108	97,755	76,858
Total liabilities	2,801,773	2,262,801	1,779,073

Commitments and contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Paid-in capital	1,050,000	1,050,000	825,537
Retained earnings	365,323	1,422,210	1,118,178
Total shareholders’ equity	1,415,323	2,472,210	1,943,715
Total liabilities and shareholders’ equity	4,217,096	4,735,011	3,722,788

Summary Consolidated Statements of Cash Flow Data

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$ 2(d)
Cash Flow
Net cash provided by operating activities	1,018,950	646,110	507,989
Net cash used in investing activities	(1,322,877)	(34,678)	(27,265)
Net cash used in financing activities	(67,251)	(313,916)	(246,809)
Net change in cash	(371,178)	297,516	233,915
Cash at the beginning of the year	389,417	18,239	14,340
Cash at the end of the year	18,239	315,755	248,255

6

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

We operate two distinct lines of business with different economics and risk profiles. Failure to coordinate strategy, capital allocation and controls across these businesses could materially and adversely affect our results.

We manage an inventory- and receivables-intensive fastener supply operation alongside a project-based solar Engineering, Procurement, and Construction (“EPC”) business. These activities require different systems, talent and risk controls. Misallocation of working capital, inconsistent project governance, or gaps in internal controls could lead to stock-outs, cost overruns, delayed collections or bid losses, and could divert management attention from higher-return opportunities. We have limited experience scaling both business models concurrently. Any of the foregoing, individually or in the aggregate, including adverse changes in working-capital needs, inventory write-downs, project cost growth, increased variability in earnings and cash flows, control deficiencies, or reputational harm, could materially and adversely affect our business, financial condition, results of operations and prospects.

We depend significantly on the procurement of finished products, and various factors may result in an inadequate supply or result in an increase in our costs in order to secure sufficient products to meet our deliverable requirements to customers.

Our fasteners business depends on qualified suppliers, while EPC projects require timely supply of modules, inverters, mounting structures and other balance-of-system components. Although all the finished products are provided by the suppliers which are typically reliable, it is nevertheless possible for there to be an inadequate supply of finished products due to a breach in performance obligation(s) by a certain supplier, or for any other reason, which could hamper our business and operations. Additionally, any error in our estimate or any change in market conditions by the time the products are delivered may lead to a shortfall in the fasteners to fulfill the orders placed by our customers. Even in situations where it is possible to meet our customers’ requirements or demands, our inability to predict the transportation lead time may result in an increase in our costs if we are required to secure sufficient products from alternative sources or suppliers. Although we may seek to pass on some or all of any such additional costs to customers, we cannot assure you that we will be successful in doing so. This may adversely affect our business, financial condition, results of operations, cash flows and prospects.

It is also possible that from time to time, one or more of our existing suppliers may discontinue their supply of finished products to us, and any inability on our part to procure the products from alternative suppliers in a timely fashion, or on commercially acceptable terms, may adversely affect our operations. If, for any reason, primary suppliers curtail or discontinue their delivery of the products to us in the quantities we need, or on commercially acceptable terms, our delivery schedules could be disrupted, and our business, financial condition, results of operations, cash flows and prospects could be adversely affected.

7

Our operations are dependent on the availability and price of products such as fasteners, engineering components, solar modules and inverters. We are exposed to fluctuations and regulations in the supply of, or demand for, fasteners and engineering components, solar modules and inverters, along with the conditions underlying such fluctuations, which could adversely affect the products transaction volume and price. Any increase in the cost of or shortfall in the availability of the products could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

We source our finished products from our suppliers, which are predominantly fasteners, engineering components, solar modules and inverters. We are not involved in the milling, processing and/or refining of raw materials used to produce the finished products that we sell to our customers. We purchase fasteners from our suppliers, after which the suppliers engage with third-party freight and/or shipping companies for the transportation of these products to our designated warehouses, and then distribute these products to our customers. In addition, LX sources engineering components, solar modules, inverters, and other equipment from third-party suppliers and engages qualified subcontractors to carry out installation, commissioning, and construction works. The products and equipment procured for EPC projects are generally delivered directly to project sites by the suppliers or logistics service providers appointed by them. While LX oversees coordination, quality assurance, and project completion, it does not handle the inventory as in the fasteners trading business. Nevertheless, our business is highly dependent on the price reasonability and availability of high-quality materials which serve as inputs that our suppliers use to manufacture the products that we distribute to our customers.

The price and availability of such materials depend on several factors beyond our control, including overall economic conditions, government price stabilization measure, production levels, market demand and competition for such materials, production and transportation costs, duties and taxes and trade restrictions. Negative developments pertaining to such factors may have an adverse impact on the availability and prices of raw materials used in our suppliers’ manufacturing operations, which may consequently increase the costs of our operations as well as negatively affect our business, financial condition, results of operations, cash flows and prospects.

The volumes of supply and demand for our products vary from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand in end markets for fasteners, engineering components, solar modules and inverters.

Changes in the fluctuation conditions may also adversely impact our results of operations and financial performance. For example, a decline in economic and global financial conditions or in a specific country, region or sector may cause decline in the supply of or demand for fasteners, engineering components, solar modules and inverters in such country, region or sector, thus negatively affecting our business, results of operations, and earnings. Other examples of conditions which might result in fluctuations in the supply of, or demand for, fasteners, engineering components, solar modules and inverters include that: (i) the insolvency of key suppliers, particularly those with whom we have been cooperating for many years, could result in supply chain difficulties, unmatched fasteners price exposure and/or a reduction in fasteners available for us and our customers; (ii) a significant reduction or increase in prices could result in customers or suppliers, as the case may be, being unwilling or unable to honor their contractual commitments to purchase or sell the products on pre-agreed pricing terms; and (iii) a decline in the value of inventories may result in write-downs. In the event that the supply of products decreases so that price of them increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected.

We procure products from our suppliers and utilize the services of certain third-party service providers for our operations. Any deficiency or interruption in their services could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We rely on our suppliers for the supply of finished products which we purchase. We also utilize and depend on the services of certain third-party service providers for our operations. For instance, our customers rely on third-party transport providers, shipping lines, and transport companies for freight forwarding and shipping services. In the event that any of such third parties determine to terminate or breach their respective agreements with our customers, we cannot assure you that we will be able to obtain a replacement in a timely manner, or at all, which may reduce our sales volumes and adversely affect our business, financial condition, results of operations, cash flows and prospects.

We cannot assure you that we will be successful in continuing to receive uninterrupted, high-quality service or products from our suppliers or various third parties on whom we rely for materially all of our current and future products and related services. Any termination or breach of contract, disruption or inefficiencies in the operations of these parties may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our reliance on third-party subcontractors to perform substantial EPC work without clear agreements on scope, quality standards, indemnification, workplace safety responsibilities or liability allocation, increasing our exposure to disputes and operational risks.

We rely heavily on third-party subcontractors to execute a substantial portion of the EPC work for our projects. In many cases, we do not enter into comprehensive written contracts with these subcontractors that clearly define the scope of work, performance obligations, indemnification responsibilities, allocation of liabilities or remedies for breach. Instead, we typically issue purchase orders on a project-by-project or milestone basis. Such purchase orders generally do not provide adequate contractual protection regarding quality assurance, delivery obligations, intellectual property rights, or compliance with health, safety and labor requirements.

Because our role in these EPC projects primarily involves project management rather than direct execution, any failure, delay, non-performance or misconduct by our subcontractors may result in project defects, cost overruns, delays or disputes with our customers. In the event of a dispute between us and our customers, it may be unclear whether we or the subcontractors are responsible, and we may be unable to seek effective contractual recourse against the subcontractors due to the absence of a comprehensive agreement. As a result, we may be required to absorb liabilities, penalties, damages, warranty claims or customer compensation that should otherwise have been borne by the subcontractors.

In addition, since we do not have written agreements allocating responsibility for workplace safety, injuries, or accidents, we may be exposed to significant legal, financial and operational risks arising from workplace injuries, occupational safety violations, or other incidents involving subcontractor personnel at project sites. Depending on the applicable laws of the jurisdictions in which the projects are located, currently primarily Singapore, we could be held jointly or severally liable for such incidents even if subcontractors provide the labor and technical personnel. Any such liabilities could materially and adversely affect our reputation, financial condition, and results of operations.

If we fail to properly manage or oversee our subcontractors, or if disputes arise due to our lack of formal contractual arrangements, our business, financial condition, results of operations and prospects could be materially and adversely affected.

8

We are reliant on limited suppliers to meet the growing demands of our customers.

We rely on a limited number of suppliers to provide fasteners, engineering components, solar modules and inverter products to our customers. For the years ended June 30, 2024 and 2025, the Group has two (2) suppliers and two (2) suppliers exceeding 10%, accounting for approximately 80% and 70% in total, respectively, of the Group’s total purchases. Such reliance on a limited number of suppliers may increase our risk of experiencing disruption in our business. As we do not have any long-term supply agreements, in the event we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, if any of our key suppliers becomes insolvent or experience other financial distress, including with respect to staffing and shipping of products, we could experience disruptions in our supply chain, which could have a material adverse effect on our financial condition, results of operations and cash flows.

For our fasteners, engineering components, solar modules, inverters, and other component products, we generally maintain cooperative relationships with multiple qualified suppliers, which allows us to effectively mitigate the risk of reliance on a single source of supply and to ensure prompt delivery, long-term product quality stability, and continued cost competitiveness. Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our products. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We believe we have a good business relationship with our suppliers; however, there can be no assurance that we will be able to maintain a good relationship with them or renew our agreements with them on commercially reasonable terms, if at all. The Group acquired LX in June 2025 to expand into the clean energy and solar EPC industry. For our solar EPC industry, the solar module manufacturers, reputable inverter brands, and multiple structural system providers supplier base is well diversified, comprising multiple global and regional equipment manufacturers and service vendors. This reduces dependency on any single supplier and mitigates risks related to supply chain disruptions, price volatility, or product shortages. However, despite these measures, if we fail to continue our cooperation with such service providers, or if their business or operations are interrupted or fail, and we fail to find comparable alternatives on reasonable terms, our business may be materially and adversely affected.

Termination or interruption of informal supply arrangements could have a material adverse effect on our business or results of operations.

Although we have long-term relationships with many of our suppliers, we do not have any formal agreements with any suppliers for the purchase of products needed and our purchases are made on a purchase order basis. We have no binding commitment from our suppliers to supply any specified quantity of materials needed within any specified time period. In the event that our suppliers receive a large number of orders from other customers, there is a possibility that they will not be able to support our needs. If any of our current suppliers were to be unable to provide needed products to us, there can be no assurance that alternate supply arrangements will be made on satisfactory terms. If we need to enter into supply arrangements on unsatisfactory terms, or if there are any delays to our supply arrangements, it could adversely affect our business and operating results.

A significant portion of our revenue was generated from a limited number of customers. Any significant decrease in the number of purchase orders with our major customers may materially and adversely affect our financial condition and operating results.

During the years ended June 30, 2024 and 2025, a significant portion of our revenue was derived from a small number of customers. For the years ended June 30, 2024 and 2025, the Group has one (1) customer and two (2) customers exceeding 10%, accounting for approximately 24% and 57% in total, respectively, of the Group’s total account receivable.

9

There is no assurance that we will continue to receive orders or secure contracts from our major customers in the future. If there is a significant decrease in the number of orders or contracts from our major customers, and we are unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. In addition, in the event that our major customers experience any financial difficulties or cash flow problems, this may result in delay or default in payments to us, in which case our business could be materially and adversely affected.

Our suppliers and customers may be subject to extensive government regulations and if they fail to obtain, maintain or renew required statutory and regulatory licenses, permits and approvals required for the products, our business, financial condition, results of operations, cash flows and prospects may be adversely affected.

Our suppliers and customers may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals. We purchased a substantial amount of our products from suppliers in China, and they may also be required to comply with PRC rules and regulations governing the manufacture and delivery of products. To ensure that our operations are not disrupted by such regulatory requirements, we seek suppliers that have the relevant licenses, permits, certificates and approvals required to transport the products into their markets and to receive deliveries of such products.

While we have not encountered any incident in the past involving non-compliance by any of our suppliers or customers, we cannot assure you that all our suppliers and/or customers would have obtained or renewed the relevant permits, certificates and approvals prior to entering into any transaction with us. If our suppliers and customers do not receive such approvals or are not able to renew the approvals in a timely manner, our business and operations may be adversely affected. Further, the relevant authorities may initiate penal action against them, restrain their operations, impose fines or penalties, or initiate legal proceedings for their inability to renew/obtain approvals in a timely manner or at all, which will consequently have an adverse impact on our business, financial condition, results of operations, cash flows and prospects.

The approvals required by our suppliers and customers may also be subject to numerous conditions and we cannot assure you that these would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. If there is any failure by our suppliers and customers to comply with the applicable regulations or if the regulations governing their businesses are amended, they may incur increased costs, be subject to penalties, have their approvals and permits revoked or suffer a disruption in their operations, any of which would in turn adversely affect our business.

We engage various third-party suppliers, some of which may operate manufacturing facilities and processing plants. We cannot assure you that the suppliers operating such manufacturing facilities and processing plants will be able to obtain and maintain relevant approvals for continuous operations of such facilities. Failure of such suppliers to maintain requisite government approvals may lead to a disruption at the manufacturing facilities and consequently in the production and supply of the products that we distribute, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth since our inception. Our total revenues were approximately S$5.5 million and S$7.1 million ($5.6 million) for the years ended June 30, 2024 and 2025, respectively. However, our historical growth rates may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

Our business and prospects may be materially and adversely affected if we fail to manage our growth or execute our strategies to attract and retain a critical mass of customers. Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to grow. We are still in the process of integrating various business functions and establishing synergies. We also anticipate further expansion in the United States and Southeast Asia markets. Such expansion will increase the complexity of our operations and place a significant strain on our management, operational and financial resources.

10

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be particularly challenging if we start new business operations in new business sectors or geographic areas. These efforts will require significant managerial, financial and human resources. The emergence of new disruptive business models and technology could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

Our business is dependent on certain major clients and changes or difficulties in our relationships with our major customers may harm our business and financial results.

There were certain customers individually represented more than 10% of our total revenue, or whose accounts receivable balances individually represented 10% or more of our total accounts receivable and our total purchases for the fiscal years ended June 30, 2024 and 2025.

If we cannot maintain long-term relationships with the major customers or replace the major customers from period to period with equivalent customers, the loss of such sales could have an adverse effect on our business, financial condition and results of operations. In addition, some of our customers are also concentrated in certain highly regulated industry like construction, that are, or may be, increasingly subject to governmental regulation, sanctions and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our customers operate may adversely affect the growth of their respective businesses and therefore negatively impact our revenues. Any economic or political event or regulatory developments or worsening economic conditions affecting our customers could reduce our customers’ ability to purchase our services and may adversely affect our business, financial condition, and results of operations.

We are reliant on suppliers for our supply of products. The lack of long-term contracts at fixed prices with our suppliers may have an adverse effect on the price and availability of our products. If we fail to maintain a good relationship with them, or find alternatives on reasonable terms, our business and financial performance may be materially and adversely affected.

We source our products we sell from our suppliers. Our business, results of operations, financial condition and prospects could be materially and adversely impacted if we are unable to continue sourcing sufficient volumes of quality products from current suppliers or expand our sourcing network to include new suppliers on reasonable terms and prices. As we do not have any long-term supply agreements with our suppliers, we cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source our products in stable quantities and at a reasonable price or at all, which would materially and adversely affect our business and operation.

We typically place purchase orders for SLS in advance on a monthly or bi-monthly basis based on sales forecasts and inventory levels. However, for customized or project-specific items, we place purchase orders after receiving confirmed customer orders. For LX, we only issue purchase orders after we are awarded EPC projects by our customers. We do not enter into comprehensive written contracts with the subcontractors that perform the project-specific work. Instead, we rely on milestone-based or project-specific purchase orders to procure the required equipment, materials and technical personnel from third-party subcontractors based on each project’s specifications and timeline. Equipment and materials are usually delivered directly to project sites by suppliers or subcontractors. The absence of long-term contracts at fixed prices exposes us to volatility in the prices of materials and we cannot assure you that we will always be able to pass on any consequent cost increases from our suppliers to our customers, nor that volumes purchased by our customers can be maintained should selling prices to our customers increase. If our supply of products is interrupted for whatever reason or there are significant increases in the prices, our business, financial condition, results of operations and prospects may be materially and adversely affected. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver fasteners and engineering components, solar modules and inverters to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

11

Our newer business lines have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment.

We have a limited operating history in our solar EPC business, which makes it difficult to evaluate our current business and prospects. We acquired LX in June 2025 to expand into this area, and our short track record limits the basis for assessing future performance. Fixed price or milestone payment basis expose us to cost overruns from site conditions, permitting delays, labor productivity and supply constraints, and may trigger liquidated damages and performance guarantees we cannot fully pass through. Milestone billing can make revenue recognition uneven and lengthen days sales outstanding, while any advance procurement to secure lead times can result in excess or obsolete inventory and write-downs if projects defer or cancel. Any of the foregoing could reduce win rates, compress margins, delay cash collections and materially and adversely affect our results of operations.

We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, managing a complex regulatory landscape and developing and maintaining our network of commodity product suppliers. These risks are exacerbated by the additional requirements, and associated costs of compliance, we face as a publicly traded company. We may also face challenges in scaling our solar EPC business in a cost-effective manner, as we will rely on contracting with our suppliers, in order to meet the needs of our customers. We may not be able to fully implement or execute our business strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies. You should consider our business and prospects in light of the risks and difficulties we face as an early-stage company focused on solar EPC industry.

The execution of our growth strategy depends upon the continued availability of third-party financing arrangements for us and our customers, which is affected by general economic conditions. Tight credit markets could depress demand or prices for solar power products and services, hamper our expansion and materially affect our results of operations.

Most solar projects in Singapore require financing for development and construction with a mixture of property owner and third-party solar investment. The cost of capital affects both the demand and price of solar power projects. A high cost of capital may materially reduce the internal rate of return for solar projects.

Furthermore, solar projects compete for capital with other forms of fixed income investments such as government and corporate bonds. Some classes of investors compare the returns of solar projects with bond yields and expect a similar or higher internal rate of return, adjusted for risk and liquidity. Higher interest rates could increase the cost of existing funding and present an obstacle for future funding that would otherwise spur the growth of the solar power industry. In addition, higher bond yields could result in increased yield expectations for solar projects, which would result in lower system prices. In the event that suitable funding is unavailable, our customers may be unable to pay for services they have agreed to purchase and we may be unable to develop our own solar EPC projects. It may also be difficult to collect payments from customers facing liquidity challenges due to either customer defaults or financial institution defaults on project loans. Constricted credit markets may impede our expansion plans and materially and adversely affect our results of operations. Consequently, the availability and cost of funding solar projects is determined in part based on the perceived sovereign credit risk of the country where a particular project is located.

In light of the uncertainty in the global credit and lending environment, we cannot make assurances that solar offtakers and property owners, as well as financial institutions will continue to offer funding to solar project developers at reasonable costs. An increase in interest rates or a decrease in funding of capital projects within the financial market could make it difficult to fund solar power projects and potentially reduce the demand for solar projects, which may materially and adversely affect our business, results of operations, financial condition and prospects.

12

Our revenue generated from the solar EPC projects is mainly derived from projects which are non-recurrent in nature and there is no guarantee that our customers will provide us with new businesses.

LX is a solar energy generation project developer and EPC solutions provider based in Singapore and specializes in the development, construction, and long-term operation of local solar photovoltaic (“PV”) systems. Our revenue generated from the solar PV projects is typically derived from projects which are non-recurrent in nature and our customers are under no obligation to award projects to us. Starting from June 2025, our customers for our EPC projects primarily include commercial and industrial enterprises, and we secured new businesses through invitations for tender by customers, leveraging our extensive network of consultants to promote our business among industry stakeholders. There is no assurance that we will be able to secure new contracts in the future. Accordingly, the number and scale of projects and the amount of revenue we are able to derive therefrom may vary significantly from period to period, and it may be difficult to forecast the volume of future business. In the event that we fail to secure new contracts or there is a significant decrease in the number of tender invitations or contracts available for bidding in the future, our business, financial position and prospects could be materially and adversely affected.

Our project development and construction activities may not be successful, projects under development may not receive required permits, property rights, EPC agreements, interconnection and transmission arrangements, and financing or construction of projects may not commence or continue as scheduled, all of which could increase our costs, delay or cancel a project, and have a material adverse effect on our revenue and profitability.

The development and construction of solar PV projects involve known and unknown risks, many of which are not under our sole control. For example, we may be required to invest significant amounts of money for land use and interconnection rights, preliminary engineering and permitting and may incur legal and other expenses before we can determine whether a project is feasible; we may also need to engage and rely on third parties including, but not limited to, contractors and consultants. Success in developing a particular project is contingent upon, among other things:

● securing rooftop sites and related permits, including satisfactory environmental assessments;

● receipt of required land use and construction permits and approvals;

● receipt of rights to interconnect to the electric grid;

● availability of transmission capacity, potential upgrade costs to the transmission grid and other system constraints;

● payment of interconnection and other deposits (some of which are non-refundable);

● negotiation of satisfactory EPC agreements;

● obtaining construction financing, including debt, equity and tax credits; and

● timely and satisfactory execution and performance by the third parties that we engage.

In addition, successful completion of a particular project may be adversely affected by numerous factors, including:

● changes in laws, regulations and policies and shifts in trade barriers and remedies, especially tariffs;

● shortage of raw materials, components and equipment as well as skilled and qualified labors in Singapore;

● delays in obtaining and maintaining required governmental permits and approvals;

● increased costs of raw materials, components and equipment as well as qualified and licensed labors;

● potential challenges from local residents, environmental organizations, and others who may not support the project;

● unforeseen engineering problems; subsurface land conditions; construction delays; cost over-runs; labor, equipment and materials supply shortages or disruptions;

13

● failure to enter into EPC agreements on terms favorable to us, or at all;

● additional complexities when conducting project development or construction activities in Singapore, including compliance with applicable laws and customs; and

● force majeure events, including adverse weather conditions, pandemics, supply chain disruptions, hostilities and other events beyond our control.

If we are unable to complete the development of a solar EPC project or we fail to meet any agreed upon system level capacity or other technical performance guarantees or warranties or other contract terms, or our projects cause grid interference or other damage, the EPC or other agreements related to the project may, depending on the specific terms of the agreements, be terminated and/or we may be subject to significant damages, penalties and other obligations relating to the project, including obligations to repair, replace or supplement materials for the project.

LX does not enter into formal EPC agreements or long-term written contracts with customers, subcontractors, or suppliers. In practice, during the preliminary quotation stage, we provide customers with a quotation sheet that includes the proposed payment schedule and the scope of materials and services to be provided. If the customer accepts our quotation, the project is subsequently carried out based on purchase orders (“POs”), invoices, and delivery orders. No formalized contract terms, milestone payment schedules, technical performance guarantees, or warranties are set forth in comprehensive written agreements.

Because our EPC-related activities rely on quotations, POs, and other informal documentation rather than detailed written contracts, we may be exposed to increased operational and counterparty risks, including limited enforceability, pricing uncertainty, and reduced remedies in the event of disputes, delays, or non-performance. In addition, shortages of components or qualified subcontractors, or unexpected increases in raw material or labor costs, may negatively affect our ability to complete projects on schedule or within budget and may adversely affect our margins and results of operations.

Developing and operating solar PV projects exposes us to various risks.

The development of solar PV projects can take many months or years to complete and may be delayed for reasons beyond our control. It often requires us to make significant up-front payments for, among other things, land use rights, interconnection work and permitting in advance of commencing construction, and revenue from these projects may not be recognized for several additional months following contract signing. Any inability or significant delays in entering into sales contracts with customers after making such up-front payments could adversely affect our business and results of operations. Furthermore, we may become constrained in our ability to simultaneously fund our other business operations and invest in other projects.

Developing solar PV projects requires significant management attention to negotiate the terms of our engagement and monitor the progress of the projects which may divert management’s attention from other matters. Our revenue and liquidity may be adversely affected to the extent the market for solar projects weakens or we are not able to successfully complete the customer acceptance testing due to technical difficulties, equipment failure, or adverse weather, and we are unable to sell our solar projects at prices and on terms and timing that are acceptable to us. Additionally, we are subject to a variety of risks associated with intense market competition, changing regulations and policies, insufficient demand for solar or power, technological advancements and the failure of our power generation facilities.

We are subject to a variety of laws, regulations and policies of the government of Singapore where we do business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, solar projects and solar electricity, which may significantly reduce demand for our products and services or otherwise adversely affect our financial performance.

We are subject to a variety of laws and regulations in Singapore where we do business, some of which may conflict with each other and all of which are subject to change. These laws and regulations include energy regulations, export and import regulations, tax laws and regulations, environmental regulations, labor laws regulations and other government requirements, approvals, permits and licenses. We may also face trade barriers and trade remedies such as export requirements, tariffs, taxes and other restrictions and expenses, including antidumping and countervailing duty orders, which could increase the prices of our supplies.

14

The market in Singapore for solar power, solar projects and solar electricity is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies disseminated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and could deter further investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could result in a significant reduction in the potential demand for our solar power services and solar projects and solar electricity.

We expect that our solar power products and their installation will continue to be subject to government regulations and policies relating to safety, utility interconnection and metering, construction, environmental protection, and other related matters. Any new regulations or policies pertaining to solar power products may result in significant additional expenses to us and our customers, which could cause a significant reduction in demand for our solar power and battery storage products.

In our energy business, we are subject to numerous laws and regulations. Changes in applicable energy laws or regulations, or in the interpretations of these laws and regulations, could result in increased compliance costs or the need for additional capital expenditures. If we fail to comply with these requirements, we could also be subject to civil or criminal liability and the imposition of fines. Further, national, regional or local regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing projects by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies.

Regulatory changes in Singapore where we are developing a solar project may make the continued development of the project infeasible or economically disadvantageous and any expenditure that we have previously made on the project may be wholly or partially written off. Any of these changes could significantly increase the regulatory related compliance and other expenses incurred by the projects and could significantly reduce or entirely eliminate any potential revenues that can be generated by one or more of the projects or result in significant additional expenses to us and customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We also face regulatory risks imposed by various transmission providers and operators, including grid transmission operators, and their corresponding market rules. These regulations may contain provisions that limit access to the transmission grid or allocate scarce transmission capacity in a particular manner, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

If we are unable to successfully attract new customers or retain and expand relationships with existing customers, our ability to grow our business in solar EPC projects, and our financial condition and results of operations, may be materially and adversely affected.

As a developer and solutions provider of solar EPC projects for solar energy in Singapore, our business growth and financial success are highly dependent on our ability to secure new EPC contracts and maintain ongoing relationships with existing customers, including project owners and investors. The solar industry is competitive and rapidly evolving, with customers often considering multiple EPC providers before awarding contracts. If we fail to effectively market our services, differentiate our technical capabilities, or offer competitive pricing, we may not be able to attract sufficient new business.

Moreover, our existing customers may not continue to engage us for follow-on projects due to changes in their project development plans, shifts in investment priorities, dissatisfaction with our performance, competitive pressures, or other factors beyond our control. A failure to retain key customers or secure repeat business would limit our revenue base, reduce economies of scale, and erode our market position.

In addition, the success of solar EPC projects often depends on long-term relationships and trust, as customers seek providers that can reliably deliver high-quality projects on time and on budget. If we experience project delays, quality issues, cost overruns, or customer service deficiencies, it could damage our reputation and discourage future engagements.

15

The solar market’s cyclical nature and dependency on government incentives and regulatory policies also mean that the pool of available new projects can fluctuate significantly, making customer acquisition more challenging. If we are unable to expand our customer base or if existing customers significantly scale back their investments in solar energy or choose competitors over us, our revenue, profitability, and overall business operations would be materially and adversely affected.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, including certain matured large-scale enterprises, which may reduce demand for our services and fasteners we sell, reduce operating margins, and result in loss of market share, departures of qualified employees and increased capital expenditures.

The fasteners industry in Singapore is intensely competitive. Our current or potential competitors include major companies in Singapore that supply fasteners, including bolts, nuts, anchors, washers, and other hardware components commonly used in construction, manufacturing, and engineering applications.

We face a variety of competitive challenges with respect to sourcing fasteners efficiently, pricing our products competitively, anticipating and quickly responding to changes in customer demands, maintaining favorable brand recognition and providing quality services, finding sources of warehousing and logistics of good quality, and other potential challenges. If we cannot properly address these competitive challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors, especially major companies in the fasteners industry in Singapore that offer a wide range of product categories, have significantly greater financial, marketing and other resources. Certain competitors may be able to secure products from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to website and system development. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

Any quality issues of the products offered by our suppliers or any negative publicity with respect to us, our suppliers and other partners, as well as the fasteners industry and solar EPC industry in general, may materially and adversely affect our business and results of operations.

The risk management system we operate to demand authenticity and quality of the products our suppliers provide has performed well and gained us trust among our customers. We believe that market recognition is key to our future success. As we continue our growth in size and broaden the scope of our services, however, it will be increasingly difficult to control the quality of fasteners, engineering components, solar modules and inverters sold by our suppliers, and to maintain the efficiency and quality of our services, failure of which may negatively impact our market reputation. The failure to maintain and to further enhance our market recognition and corporate reputation may materially and adversely affect our business, financial condition and results of operations.

Many factors, some of which are beyond our control, may negatively impact on our corporate reputation if not properly managed. These factors include our ability to provide superior services to our customers, successfully conduct marketing and promotional activities, manage relationships with and among suppliers and logistics service providers, control quality of the products sold by our suppliers, monitor the quality of services provided by logistics service providers, deal with complaints timely, manage negative publicity of us as well as of suppliers and warehousing and logistics service providers, and maintain a positive perception of our Group, our peers and the fastener industry and solar EPC industry in general. Specifically, for SLS, reputation mainly depends on product quality, delivery reliability, and customer service. For LX, it depends on project execution quality, system performance, and subcontractor management. Any failure to maintain these standards or manage negative publicity could harm our reputation and adversely affect our business and financial performance.

16

Any actual or perceived deterioration of our service quality, which is based on an array of factors including product quality, customer satisfaction, rate of complaints or rate of accidents, could subject us to damage such as loss of important customers. Any negative publicity directed against us, the fastener industry and solar EPC industry in general or our business partners could cause damage to our corporate reputation and lead to further changes to government policies and the regulatory environment. If we are unable to promote our market recognition and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

Our past performance may not be indicative of our future results. We plan our operating budget and incur fixed expenses based on expected revenue. If our expected revenue fails to realize for any reason, we may not be able to adjust our expenses in a timely manner and our business, financial condition and results of operations may be materially and adversely affected.

Although SLS, one of our Operating Subsidiaries, was established in 1986, our revenue growth and, consequently, results of operations are difficult to predict. The Group also acquired LX in June 2025 to expand into the clean energy and solar EPC industry. In October 2025, Mr. Soh Kewei, our director and Chief Operating Officer, acquired 100% of the equity interests in SLS from its former controlling shareholder, Mr. Yao Yao. Following this change in ownership and control, our Operating Subsidiaries’ historical operating results may not be indicative of its future performance, and we may face integration, management, or operational challenges that could adversely affect our results of operations.

We plan our operating expense levels based primarily on forecasted revenue levels. A shortfall in revenue could lead to operating results being below expectations as we may not be able to quickly reduce our fixed expenses in response to short-term revenue shortfalls. We have experienced fluctuations in revenue and operating results and anticipate that these fluctuations will continue until we achieve a critical mass with our product sales.

These fluctuations can result from a variety of factors, including economic conditions worldwide, as well as economic conditions specific to the manpower services industry, which could affect the ability of our customers to purchase our products and could result in a reduction in elective operative procedures; governmental regulations; the timing of regulatory approvals; the uncertainty surrounding our ability to attract new customers and retain existing customers; the timing of operating expenses relating to the expansion of our business and operations; changes in the pricing of our products and those of our competitors; the development of similar applications by our competitors in manpower sourcing services; and actual events, circumstances, outcomes, and amounts differing from assumptions and estimates used in preparing our operating plan and how well we execute our strategy and operating plans.

As a consequence, operating results for a particular future period are difficult to predict, and prior results are not necessarily indicative of future results. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our trademarks, service marks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business, whether owned by us or licensed to us, may adversely affect our business and reputation.

We rely on trademark, trade secret and other intellectual property law, as well as confidentiality agreements with our employees and others to protect our intellectual property rights. Despite our precautions, third parties may obtain and use intellectual property that we own or license without our consent. The unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights may materially and adversely affect our business.

The measures we take to protect our intellectual property rights may not be sufficient or adequate to prevent infringement on or misuse of our intellectual property. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation. Preventing unauthorized uses of intellectual property rights could be difficult, costly and time-consuming. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

17

We may need to defend ourselves against patent, trademark or other proprietary rights infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our products, and solutions development for automotive electronics, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of patents and trademarks relating to our design, software or artificial intelligence technologies could be found to infringe upon existing patents and trademark ownership and rights.

Additionally, we may fail to own or apply for key trademarks in a timely fashion, or at all, which may damage our reputation and brand. Additionally, we receive from time-to-time letters alleging infringement of patents, trademarks or other intellectual property rights by us. If the similar trademark were to pass the preliminary review by the Singapore regulatory authorities, we plan to contest against the application decision in question during the announcement period.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics (such as the COVID-19 pandemic), and other calamities. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Singapore economy in general.

We may incur losses in the future. Our inability to effectively manage our growth could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

For the fiscal years ended June 30, 2024 and 2025, our total revenue was approximately S$5.5 million and S$7.1 million (US$5.6 million), respectively, representing an increase of approximately 29.1%. For the fiscal years ended June 30, 2024 and 2025, our net income was approximately S$0.1 million and S$1.2 million (US$1.0 million), respectively, representing a significant increase year over year. Our inability to manage our expansion effectively and execute our growth strategy in a timely manner, or within budget estimates, or our inability to meet the expectations of our customers and other stakeholders, could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. We intend to continue expanding our business. Our future prospects will depend on our ability to grow our business and operations, which could be affected by many factors, including our ability to introduce new products and maintain the quality of the products, general political and economic conditions, government policies or strategies in respect of specific industries, prevailing interest rates, price of products we procure and energy supply.

Despite generating net profit in the last two fiscal years, we anticipate that our operating expenses, together with the increased general administrative expenses of a growing public company, will increase in the foreseeable future as we seek to maintain and continue to grow our business, attract potential customers and further enhance our product offering. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur net losses in the future and may be unable to achieve or maintain profitability on a quarterly or annual basis in the foreseeable future.

In order to manage our growth effectively, we must implement, upgrade and improve our operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, or if there are weaknesses in our internal controls that would result in inconsistent internal standard operating procedures, we may not be able to meet our customers’ needs, hire and retain new employees or operate our business effectively. Moreover, our ability to sustain our rate of growth depends significantly upon our ability to select and retain key managerial personnel, maintain effective risk management practices and train managerial personnel to address emerging challenges.

18

We cannot assure you that our existing or future management, operational and financial systems, procedures and controls will be adequate to support future operations or establish or develop business relationships beneficial to future operations. Failure to manage growth effectively could have an adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Our funding requirements and proposed deployment of the net proceeds from this offering are based on management estimates and may be subject to changes based on various factors, some of which are beyond our control.

Our funding requirements and deployment of the net proceeds from this offering are based on internal management estimates, based on assumptions, current market conditions and our business plan. Our funding requirements may be subject to changes based on various factors such as financial and market conditions, business and strategy, competition, negotiation with vendors, variation in cost estimates on account of factors and other external factors such as changes in the business environment and interest or exchange rate fluctuations, which may not be within the control of our management. We operate in a highly competitive and dynamic industry and may have to revise our estimates from time to time on account of changes in external circumstances or costs, or changes in other financial conditions, business or strategy. This shift may entail rescheduling, revising or cancelling planned expenditure and funding requirements at our discretion, which may increase our overall operating expenses and reliance on third party advisory services to access any material variations, all of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

If we are unable to introduce new products and respond to changing consumer preferences in a timely and effective manner, the demand for our products may decline, which may have an adverse effect on our business, financial condition, results of operations, cash flows and prospects. There is no guarantee that we will be successful in the new business segments or products that we plan to expand into.

The success of our business depends upon our ability to anticipate and identify changes in consumer preferences and offer products that consumers require. Consumer preferences are influenced by a number of factors beyond our control, such as the prices of alternative products and economic conditions. Although we seek to identify such trends and introduce new products, we recognize that customer tastes cannot be predicted with certainty and can change rapidly, and that there is no certainty that these will be commercially viable or effective or accepted by our customers, or that we will be able to successfully compete in such new product segments. Our failure to successfully predict such consumer preferences and trends as they relate to our selection of products in a cost effective and/or timely manner could increase our costs and lead to us being less competitive in terms of our prices or variety of products we sell, which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Before we can introduce a new product, we must successfully execute a number of steps, including obtaining required approvals and registrations, effective branding and marketing strategies for target customers, while engaging with the relevant third-party suppliers to increase or change the nature and quantities of the finished products supplied. We also depend on the successful introduction of new production and manufacturing processes by our suppliers such as manufacturing facilities and processing plants to create innovative products, achieve operational efficiencies and adapt to advances in, or obsolescence of technology. We cannot assure you that our suppliers will be able to successfully keep up with technological improvements in order to meet our customers’ needs or that the technology developed by others will not render our products less competitive or attractive. Our failure to successfully adopt such technologies in our selection of third-party suppliers and/or service providers in a cost effective and/or timely manner could increase our costs and lead to us being less competitive in terms of our prices or quality of products we sell, which may adversely affect our business, financial condition, results of operations, cash flows and prospects.

The commercialization process of a new product would require us to spend considerable time and capital. Delays in any part of the process, our inability to obtain necessary regulatory approvals for the products or failure of a product to be successful at any stage could adversely affect our business. Any failure to successfully introduce new products could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.

19

Risks Related to Our Business in General

We, or the contractors we engage, may fail to obtain and maintain licenses and permits which may in future be necessary for the conduct of our operations in Singapore, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the industries in which we operate in Singapore.

While we are not required to obtain or maintain any specific licenses or permits in Singapore for our existing scope of business, the contractors we engage (who provide the relevant services that enable us to fulfil our contractual obligations to our customers) may be required to obtain and maintain such approvals, licenses, permits and filings as may be necessary for them to provide such relevant services to us. In addition, although our current business activities do not require any licenses or permits in Singapore, we may be required to obtain and maintain other approvals, licenses, permits and filings if the scope of our business changes. Whether such approvals, licenses, permits and filings are obtained is subject to satisfactory compliance with, among other things, the applicable laws and regulations. If we are unable to obtain any of such licenses and permits or extend, alter or renew any of the future licenses or permits upon their expirations, or if it is required to incur significant additional costs to obtain, extend, alter or renew these future licenses, permits and approvals, we may not be able to undertake any such changes to our scope of business, and our future operations could be materially and adversely affected.

Competition could result in a reduction in our market share or require us to incur substantial expenditure on advertising and marketing, either of which could adversely affect our business, financial condition, results of operations, cash flows and prospects.

We compete with several regional and local companies, as well as large multi-national companies that are larger and have substantially greater resources than we do. We also face competition from new entrants, who may have more flexibility in responding to changing business and economic conditions. Competition in our business can be based on, among other things, pricing, innovation, perceived value, brand recognition, promotional activities, advertising, special events, new product introductions and other activities. It is difficult for us to predict the timing and scale of our competitors’ actions in these areas. We expect competition to continue to be intense as our existing competitors expand their operations and introduce new products. Our failure to compete effectively, including any delay in responding to changes in the industry and market, together with increased spending on advertising, may affect the competitiveness of our products, which may result in a decline in our revenues and profitability.

Some of our competitors may be larger than us, or develop alliances to compete against us, have more financial and other resources and have products with greater brand recognition than ours. In certain regions, our competitors may have better access to, or exclusive arrangements for procuring, products similar to ours and may obtain them at lower cost, enabling them to sell at lower prices. As a result, we cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors, or that our business, financial condition, results of operations, cash flows and prospects will not be adversely affected by increased competition.

We are dependent on a number of key personnel, including our senior management, and the loss of, or our inability to attract or retain such persons could adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our performance depends largely on the efforts and abilities of our senior management and other key personnel. We believe that the inputs and experience of our key managerial personnel are valuable for the development of business and operations and the strategic directions taken by us. We cannot assure you that we will be able to retain these employees or find adequate replacements in a timely manner, or at all. We may require a long period of time to hire and train replacement personnel if or when such qualified personnel terminate their employment with us. We may also be required to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting employees that our business requires. Competition for qualified personnel with relevant industry expertise is intense and the loss of the services of our key personnel may adversely affect our business, financial condition, results of operations, cash flows and prospects.

20

We may, from time to time, be subject to legal proceedings or administrative penalties during the course of our business operations.

We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to those related to product liability, consumer protection, intellectual property, unfair competition, privacy, labor and employment, securities, real estate, tort, contract, property, and employee benefit. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Increased labor costs, inability to retain suitable employees, or unfavorable labor relations may adversely affect the business, financial condition or results of operations.

We devote significant resources to recruiting and training employees. Our ability to manage and control labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, health and other insurance costs, as well as the impact of legislation or regulations governing wage and employee benefits. Any changes in these external factors could significantly increase labor costs, which would reduce the net income and cash flows of the Operating Subsidiaries.

We aim to motivate and retain qualified employees. If the employees are unsatisfied with what we offer, such as remuneration packages or working environment, we may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. In such an event, we may need to expand additional resources to retain or replace suitable employees.

From time to time, we may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may materially and adversely affect the business of the Operating Subsidiaries, and our financial condition or results of operations.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to suppliers and customer concentration, our ability to obtain new orders or contracts, our ability to retain and attract personnel, availability and performance of our workforce, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

We are exposed to various risks associated with our business and operations, and we currently maintain public liability insurance and work injury compensation insurance in accordance with the provisions of the laws of Singapore. Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospects.

21

We could incur liabilities or suffer reputational damage from a cyberattack or improper disclosure or loss of personal or confidential data, and our use of data is subject to complex and ever-changing privacy and cybersecurity legal requirements that could negatively impact our business or subject us to claims and/or fines for non-compliance.

In connection with the operation of our business, we store, process and transmit a large amount of data, including personnel and payment data, about our employees, clients and freelancers, a portion of which is personal data and/or confidential data. Unauthorized access to, disclosure, modification, use or loss of personal or confidential data may occur through various methods. These include, but are not limited to, ransomware, systems failure, employee negligence or malfeasance, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees, vendors or third parties, including a cyberattack by hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy supply chain interruptions, social engineering attacks, viruses, worms or other malicious software programs, or obtain credentials to our systems through other unrelated cyberattacks.

An incident involving disclosure, system failure, data modification, loss or security breach could harm our reputation and subject us to significant monetary damages or losses, litigation, negative publicity, regulatory enforcement actions, fines, criminal prosecution, as well as liability under our contracts and laws that protect personal and/or confidential data, resulting in increased costs or loss of revenues. Cybersecurity threats continue to increase in frequency and sophistication, thereby increasing the difficulty of detecting and defending against them. We regularly engage independent external security firms to assess and ensure compliance with the Cybersecurity Act of Singapore, achieving certifications like the Cyber Essentials Mark. While these measures strengthen our defenses, assessments may uncover new or additional vulnerabilities and weaknesses in our systems. These findings could pose potential risks, such as the compromise of our systems or the loss of personal data, highlighting the ongoing need for vigilance, timely mitigation, and investment in advanced cybersecurity practices to protect operations and customer trust. We are prioritizing the resolution of security gaps that could lead to a loss of personal data or to other damage. Despite our efforts to identify and address vulnerabilities in our systems, vulnerabilities in software products used by us are disclosed by our software providers on a daily basis, and attackers grow continuously more sophisticated in their attack methods making it impossible to give assurance that our cybersecurity efforts will be successful.

There is a risk that our and our third-party vendors’ preventative security controls and practices will be inadequate to prevent unauthorized access to, disclosure of, or loss of personal and/or confidential data, or fraudulent activity, especially given that third party attacks have become more common. Any such future events, such as unauthorized access or fraudulent activity with our third parties, could have a material adverse effect on our business and financial results.

The potential risk of security breaches, fraud and cyberattacks may increase as we continue to introduce services and offerings, whether mobile, cloud, or otherwise. Any additional services and offerings inevitably increase the potential for a cyberattack against us. Further, data privacy and cybersecurity are subject to frequently changing laws and regulations, and additional legislation in place, or expected to become effective. These laws and regulations may increase in number, complexity, burden and potential financial penalties Compliance with these obligations could reduce operational efficiency and increase our regulatory compliance costs, and failure to satisfy these requirements may lead to significant regulatory enforcement actions and/or large private litigation in the event of a security breach or other violation. In addition, our liability insurance might not be sufficient in scope or amount to cover us against claims and losses related to violations of data privacy and cybersecurity laws or security breaches, social engineering, cyberattacks and other related data disclosure, loss or breach.

22

Our ability to attract and retain business and employees may depend on our reputation in the marketplace.

We believe our reputation is important corporate resources that help distinguish our services from those of competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is potentially susceptible to material damage by events such as failure of compensating part-time workers on the very same day they finish their jobs, disputes with clients, information technology security breaches, internal control deficiencies, delivery failures or compliance violations. Similarly, our reputation could be damaged by actions or statements of current or former clients, employees, competitors, vendors, franchisees and other third-party brand licensees, adversaries in legal proceedings, government regulators, as well as members of the investment community or the media. There is a risk that negative information about us, even if based on rumor or misunderstanding, could materially adversely affect our business. Damage to our reputation could be difficult, expensive and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could materially adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce investor confidence in us, materially adversely affecting our share price.

Our potential expansion into other geographical regions may not be successful.

We may expand into geographic regions into the United States and Southeast Asia, depending on growth opportunities and the demand for products in different geographic regions. However, expanding beyond Singapore carries various risks including the following:

●	regulatory challenges with varying laws in different geographic regions that can impact our operations;

●	economic instability with fluctuations in currency exchange rates, inflation and economic downturns in different geographic regions;

●	political risks with changes in government policies, political unrest or instability in different geographic regions that can disrupt our operations and affect our market entry strategies;

●	competing with established local competitors which may be challenging since we may not have a strong brand presence when expanding into other geographic regions;

●	financial costs with substantial investment in infrastructure, marketing and staffing;

●	market research limitations with inadequate understanding of the local market conditions and customer preferences;

●	operational complexity across multiple regions which may strain management resources; and

●	legal issues in new geographic regions to which we may be exposed.

Thus, there is no assurance that our operations in new geographic markets, if any, will be profitable. If our business expansion into any new geographic market fails, we may be unable to recover our investments and our business, financial condition and results of operations may be materially and negatively affected.

Adverse conditions in the global financial markets and the general economy may adversely affect our business, results of operations, financial position and prospects.

While our current business primarily operates in Singapore, our business, prospects, financial position and results of operations may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, changes in employment laws and regulations in Singapore and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. The nature and extent of such changes are difficult to predict and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial position, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

23

We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions.

Our financial results, operations and forecasts depend significantly on worldwide economic and geopolitical conditions, the demand for our services, and the financial condition of our customers. Economic weakness and geopolitical uncertainty have in the past resulted, and may result in the future, in reduced demand for services resulting in decreased engagements, margins and earnings. In 2023, Singapore experienced sustained heightened inflationary pressures, which subsequently eased in 2024. According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 4.2% in 2023 and 2.7% in 2024. We may not be able to fully mitigate the impact of inflation through price increases, productivity initiatives and cost savings, which could have an adverse effect on our results of operations. In addition, if the Singapore economy enters a recession, we may experience declines in engagements for our services, which could have an adverse effect on our business, operating results and financial condition.

Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our customers and direct stakeholders who interact with us for our services. Further, in the event of a recession or threat of a recession, our customers and direct stakeholders may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. An economic or credit crisis could occur and impair credit availability and our ability to raise capital when needed. A disruption in the financial markets could impair our banking or other business partners, on whom we rely for access to capital. In addition, changes in tax or interest rates in Singapore or other nations, whether due to recession, economic disruptions or other reasons, could have an adverse effect on our operating results. Economic weakness and geopolitical uncertainty may also lead us to impair assets, take restructuring actions or adjust our operating strategy and reduce expenses in response to decreased sales or margins. We may not be able to adequately adjust our cost structure in a timely fashion, which could have an adverse effect on our operating results and financial condition. Uncertainty about economic conditions may increase foreign currency volatility in markets in which we transact business, which could have an adverse effect on our operating results.

We require adequate working capital for our operations.

We require adequate funding either from internal resources, credit from our suppliers or bank borrowings to fund the working capital of our business. The availability of credit and the credit terms extended to us by our suppliers could depend on factors such as the length of our business relationship with them, their evaluation of our creditworthiness, the size of the orders placed with them and our payment track record. Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, and the availability of other sources of debt financing or equity financing. If we are unable to secure adequate financing, our business, results of operations, financial position and prospects may be adversely affected.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of and for the years ended June 30, 2024 and 2025, we identified a material weakness in our internal control over financial reporting as of June 30, 2025, namely, a lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

24

Following the identification of the material weakness and control deficiencies, we have taken remedial measures, including: (i) hiring additional qualified accounting and financial personnel with U.S. GAAP and SEC reporting experience, and (ii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for our recurring transactions and period-end closing processes. In addition, we plan to: (i) obtain advisory services from professional consultants with experience in the requirements of the Sarbanes Oxley Act of 2002 and internal audit guidance on SEC reporting, (ii) expand the capabilities of our existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, and (iii) establish effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our Company’s consolidated financial statements and related disclosures.

However, the implementation of those measures may not fully remediate the material weakness in a timely manner. In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

After this offering, we will be a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

25

Risks Related to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States, and substantially all of our assets are located outside the United States. In addition, some of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Moreover, we have been advised that Singapore and Cayman Islands do not have a treaty providing for the reciprocal recognition and enforcement of judgments of courts with the United States. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The ability of our Operating Subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our Operating Subsidiaries are located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from our subsidiaries is subject to restrictions imposed by the applicable laws and regulations in these markets, which are more fully described in “Dividend Policy” in this prospectus. In addition, although there are currently no foreign exchange control regulations in effect which restrict the ability of our subsidiaries in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or the Income Tax Act, a company established outside of Singapore but whose governing body, being the board of directors, exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be exercised in Singapore if majority of the physical board meetings are conducted outside of Singapore. Where majority of the board meetings are held by teleconference or videoconference, the control and management of the business may be considered to be exercised in Singapore if at least 50% of the directors (with the authority to make strategic decisions) are physically in Singapore during the meetings or the Chairman of the Board of Directors (if company has such an appointment) is physically in Singapore during such meetings.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Income Tax Act. If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of less than 15% may generally be subject to Singapore income tax, unless exempted under an applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when any amount from any income derived from outside Singapore it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not currently impose withholding tax on dividends declared by Singapore resident companies, if the Company is considered a Singapore tax resident, dividends paid to the holders of our ordinary shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our ordinary shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our ordinary shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our ordinary shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Taxation — Singapore Tax.”

26

Negative publicity concerning our Company or any of our directors, executive officers or major shareholders could significantly and adversely affect our reputation and share price.

Negative publicity or announcements, regardless of their validity, may adversely affect our Company’s reputation and goodwill within the industry in which we are operating. This in turn may impact our relationships with customers, suppliers and other collaborators. This negative perception may also influence market views on our Company and the performance of our share price.

Negative publicity may include media reports about accidents at our work sites, failed acquisitions or mergers, involvement in legal disputes or insolvency proceedings and unfavorable articles about our directors, executive officers, or major shareholders. Additionally, claims and legal actions from customers may adversely affect our brand image. If our customers, suppliers and other collaborators lose confidence in us, it may terminate business relationships, reduce referrals or opportunities to bid on our manpower services or facilities management services. As a result, our business, financial condition, operational results and prospects may suffer.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

Reduced availability of credit may also adversely affect the ability of some of our customers to obtain funds for operations and capital expenditures. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. As of the date of this prospectus, the outbreak of COVID-19 has resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. Although Singapore removed most remaining COVID-19 related restrictions as of February 13, 2023, there can be no assurances as to whether any specific event or circumstance relating to COVID-19 may result in the reintroduction of any response protocols, border closures, quarantine measures and lockdown measures by the Singapore government ; therefore, as long as COVID-19 continues, it may affect our business. The COVID-19 outbreak, and related government measures have adversely affected our business in a number of ways, such as limiting our ability to conduct in person meetings and marketing efforts due to restrictions on travel.

27

Further, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in Singapore, could have a material adverse impact on our ability to continue to operate our business without interruption.

COVID-19 has impacted Singapore’s economy resulting in significant economic contraction and high unemployment rates during 2020. Any recurrence of the pandemic could negatively affect Singapore’s economy. A general economic downturn may affect the ability of our counterparties to perform their obligations in a timely manner or at all. Moreover, the outbreak of a pandemic (such as COVID-19) may cause companies in Singapore and the rest of the world, including us, and certain of our business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Further, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having been infected in the event of such pandemics, we may be required to apply quarantines or suspend our operations. The extent to which such outbreaks impact our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of such outbreaks and future actions we take, if any, to contain them or treat their impact, among others.

Our revenue and profitability may be materially affected if COVID-19 (or any health epidemic or virus outbreak) affects the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. While the Disease Outbreak Response System Condition (DORSCON) level in Singapore has been adjusted to green on February 13, 2023, and remaining COVID-19 response protocols have progressively been reduced in Singapore, we cannot predict if the impact of any further outbreak will be short-lived or long-lasting. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects. Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, we cannot reasonably estimate the impact on our future results or effect on our business, results of operations and financial condition, should a further health epidemic or virus outbreak occur worldwide, or in Singapore.

Risks Related to Our Ordinary Shares and this Offering

An active trading market for our Ordinary Shares may not be established or, if established, may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established. If an active public market for our Ordinary Shares does not occur following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The public offering price for our Ordinary Shares in this offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the public offering price. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Ordinary shares on the Nasdaq which could limit investors’ ability to make transactions in ordinary shares and subject us to additional trading restrictions.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future.

28

If the Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●

a determination that our Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The market for our Ordinary Shares may be characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our share price will be more volatile than the shares of such larger, more established companies for the indefinite future. The stock market in general has recently been highly volatile. Furthermore, there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may also experience such volatility, including stock run-ups, upon completion of this offering, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The market price of our Ordinary Shares is likely to be volatile due to a number of factors. First, as noted above, our Ordinary Shares are likely to be more sporadically and thinly traded compared to the shares of such larger, more established companies. The price for our Ordinary Shares could, for example, decline precipitously in the event that a large number of shares are sold on the market without commensurate demand. Furthermore, pursuant to a separate Resale Prospectus included in the registration statement of which this prospectus forms a part, we are also registering [        ] Ordinary Shares for resale by certain Selling Shareholders. The registration of such a large number of shares concurrent with this offering may also lead to increased volatility. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our Ordinary Shares regardless of our operating performance. The market price of our Ordinary Shares could also be subject to wide fluctuations in response to a broad and diverse range of factors, including the following:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our Ordinary Shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

29

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to list our Ordinary Shares on Nasdaq and our subsequent ability to maintain such listing.

The public offering price of our Ordinary Shares has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our Ordinary Shares may prevent investors from being able to sell their Ordinary Shares at or above the initial public offering price. As a result, you may suffer a loss on your investment.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

The number of shares being registered for resale concurrently with this offering is significant in relation to our issued and outstanding shares.

As noted above, pursuant to a separate Resale Prospectus included in the registration statement of which this prospectus forms a part, we are also registering [        ] Ordinary Shares for resale by certain Selling Shareholders. All of the shares registered for resale on behalf of the Selling Shareholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. We have included the resale prospectus in the registration statement to register these restricted shares for sale into the public market by the Selling Shareholders. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price and also could affect our ability to raise equity capital. Any issued and outstanding shares not registered in the Resale Prospectus will remain as “restricted shares” in the hands of the holders, except for those sales that satisfy the requirements under Rule 144 or another exemption to the registration requirements under the Securities Act.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and Ordinary shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. We anticipate that there will be [        ] Ordinary Shares issued and outstanding immediately after this offering.

In connection this offering, we, our directors, executive officers and holders of our ordinary shares or securities convertible into or exercisable for ordinary shares prior to this offering have agreed, subject to limited exceptions, not to sell any shares until six (6) months after the date of this prospectus without the prior written consent of the underwriter. However, the underwriter may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

30

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our directors have complete discretion as to whether to distribute dividends, subject to certain requirements of the relevant laws. Even if our directors decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

You must rely on the judgment of our management as to the uses of the net proceeds from this offering, and such uses may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for (i) Solar EPC Business Expansion, (ii) Core Hardware Operations & Supply Chain; (iii) Strategic Acquisitions & Technology Integration; and (iv) General Corporate Purposes. See “Use of Proceeds” for further information. However, our management will have considerable discretion in the application of the net proceeds received by us in this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a) at least 75% of our gross income for the year is passive income; or

(b) the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

31

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations, and the net proceeds from this offering are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price of this offering or the then-current market price per share of our Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will incur increased costs being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and the rules subsequently implemented by the SEC and the Nasdaq detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting.

32

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other time and attention to our public company reporting obligations and other compliance matters. For example, being a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

(b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(c) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four (4) months after the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer and therefore are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

33

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of Nasdaq.

Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq as long as we qualify as a foreign private issuer including: (i) have a majority of directors being independent; (ii) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq; (iii) have regularly scheduled executive sessions with independent directors; and (iv) obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company under the JOBS Act. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcements.

34

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the register of mortgages and charges, the memorandum and articles of association and special resolutions of the shareholders) or to obtain copies of register of members of these companies. Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Under our post-offering memorandum and articles of association, which will be effective immediately prior to completion of this offering, our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law”.

Cayman Islands economic substance requirements may impact our business and operations.

Pursuant to the International Tax Cooperation (Economic Substance) Act (Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes a company incorporated in the Cayman Islands as is our Company. Based on the current interpretation of the ES Act, we believe that our Company is a pure equity holding company since it only holds equity participation in other entities and only earns dividends and capital gains. Accordingly, for so long as our Company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (i) comply with all applicable filing requirements under the Companies Act; and (ii) has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Because the amount, timing, and whether we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may only pay dividends out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is proposed to be paid. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

35

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, some of our current directors and officers are nationals or residents of jurisdictions other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectation regarding the use of proceeds from this offering;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry; and

●	assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

36

This prospectus also contains certain data and information, which we obtained from various government and private publications. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$[         ] million, or US$[         ] million if the underwriters exercise their option to purchase additional Ordinary Shares in full, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$[        ] per Ordinary Share (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

We currently intend to use the net proceeds from this offering for the following purposes:

●	approximately 40% is expected to be used for the expansion of our EPC business, including but not limited to the funding of new projects and expansion into the United States and other Southeast Asian markets;

●	approximately 35% is expected to be used for the supply of fasteners, including but not limited to (i) the expansion of our fastener products portfolio, (ii) the increase our inventory levels for larger projects, and (iii) upgrading our logistics and warehousing systems to improve efficiency;

●	approximately 15% is expected to be used for expansion through strategic acquisitions and investments. As of the date of this prospectus, no acquisition target has been identified; and

●	the balance of the net proceeds for other working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. Our management will retain broad discretion over the allocation of the net proceeds from this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, interest income earned on invested cash balances or a combination of one or more of these sources.

37

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Singapore subsidiaries for our cash requirements, including any payment of dividends to our shareholders.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our post-offering memorandum and articles of association, the Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors. Subject to the Companies Act, and our post-offering memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

38

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025 presented on:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the sale of [ ] Ordinary Shares by us in this offering at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, resulting in net proceeds to us of $[ ] after deducting (i) underwriter commissions of $[ ], (ii) a non-accountable expense allowance of $[ ] and (iii) our estimated other offering expenses of $[ ].

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of June 30, 2025
	Actual		As Adjusted
Cash and cash equivalents	$		$
Long-term debt
Borrowings	$		$
Total long-term debt
Shareholders’ equity:
Ordinary Shares, $0.000005 par value, [ ] shares authorized, [ ] shares issued and outstanding, actual; and [ ] shares issued and outstanding, as adjusted
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss		)		)
Total shareholders’ equity
Total capitalization	$		$

A $1.00 increase (decrease) in the assumed initial public offering price of $[         ] per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, total shareholders’ equity and total capitalization by approximately $[         ], $[         ] and $[         ], respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

39

DILUTION

If you invest in our Ordinary Shares, you will experience dilution to the extent of the difference between the initial public offering price per Ordinary Share you pay in this offering and the as adjusted net tangible book value per Ordinary Share immediately after this offering. Dilution results from the fact that the assumed initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of June 30, 2025 was approximately US$[         ], or US$[         ] per Ordinary Share, and US$[         ] per Ordinary Share issued and outstanding at the date of this prospectus. Net tangible book value per Ordinary Share is determined by dividing our net tangible book value by the number of issued and outstanding Ordinary Share. Our net tangible book value is determined by subtracting the value of our deferred offering costs and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per Ordinary Share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[         ] per Ordinary Share, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after June 30, 2025, other than to give effect to the issuance and sale of [         ] Ordinary Shares by us in this offering at an assumed initial public offering price of $[         ] per Ordinary Share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of June 30, 2025 would have been approximately $[         ] million, or $[         ] per Ordinary Share. This represents an immediate increase in adjusted net tangible book value of $[         ] per Ordinary Share to the existing shareholders and an immediate dilution in adjusted net tangible book value of $[         ] per Ordinary Share to new investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing offering assumptions, assuming the over-allotment option is not exercised:

Per Ordinary Share
Assumed initial public offering price per Ordinary Share	US$
Net tangible book value per ordinary share as of June 30, 2025	US$
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$
As adjusted net tangible book value per ordinary share after the offering	US$
Dilution in net tangible book value per ordinary share to new investors in the offering	US$

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

A $1.00 increase or decrease in the assumed initial public offering price of $[         ] per ordinary share would increase or decrease our adjusted net tangible book value per Ordinary Share after this offering by $[         ] and the dilution per Ordinary Share to new investors by $[         ], assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ordinary shares we are offering.

Post-Offering Ownership

The following table summarizes, on an as adjusted basis as of June 30, 2025, the differences between the number of Ordinary Shares acquired from us under this offering, the total amount paid and the average price per Ordinary Share paid by the existing holders of our Ordinary Shares and by investors in this offering and based upon an assumed public offering price of $[         ] per Ordinary Share.

	Ordinary Shares			Total Consideration			Average Price Per Ordinary
Over-allotment Option Not Exercised	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Ordinary Shares			Total Consideration			Average Price Per Ordinary
Over-allotment Option Exercised in Full	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

40

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have the standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States, and substantially all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. Sam Zheng Sun, our Chief Executive Officer, and Wentworth Wang, one of our independent directors, are U.S. citizens. Kewei Soh, our Chief Operating Officer and Director, is a citizen of Singapore, and Gan Ker Wei, one of our independent directors, is a citizen of Malaysia. Guojian Chen, our Chief Financial Officer, and Yang Wang, one of our independent directors, are citizens of mainland China. Except for Sam Zheng Sun and Wentworth Wang, substantially all of other directors’ and officers’ assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed [         ], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our Cayman Islands counsel, and Drew & Napier LLC, our Singapore counsel, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or Singapore against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the “Foreign Court”, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Drew & Napier LLC has further advised us that an in personam final and conclusive judgment in the federal or state courts of the United States under which a fixed or ascertainable sum of money is payable may generally be enforced as a debt in the Singapore courts under the common law as long as it is established that the Singapore courts have jurisdiction over the judgment debtor. However, the Singapore courts are unlikely to enforce a foreign judgment if (a) the foreign judgment is inconsistent with a prior local judgment that is binding on the same parties; (b) the recognition or enforcement of the foreign judgment would contravene the public policy of Singapore; (c) the proceedings in which the foreign judgment was obtained were contrary to principles of natural justice; (d) the foreign judgment was obtained by fraud; or (e) the enforcement of the foreign judgment amounts to the direct or indirect enforcement of a foreign penal, revenue or other public law. There is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Additionally, Singapore has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Singapore, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

41

CORPORATE HISTORY AND STRUCTURE

Corporate History

On December 3, 1986, SLS was incorporated under the Singapore Companies Act as an exempt private company limited by shares. We currently conduct the majority of our business operations in Southeast Asia.

On June 26, 2025, SLS effectively acquired 1,000 shares representing 100% of the shares in the issued and paid-up share capital of LX from Teng Teng for an aggregate consideration of S$10,000. Following the acquisition, LX became a wholly owned subsidiary of SLS.

On October 14, 2025, Kewei Soh effectively acquired 1,050,000 shares representing 100% of the shares in the issued and paid-up share capital of SLS from Yao Yao for an aggregate consideration of approximately S$2.9 million. The consideration was determined based on the net asset value of SLS.

On October 21, 2025, SLS Cayman was incorporated under the laws of the Cayman Islands as an exempted company with limited liability. As part of the reorganization for the purpose of this offering and listing on Nasdaq, one ordinary share of par value US$0.000005 was transferred from the initial subscriber to Kewei Soh on November 3, 2025. On the same day, further shares were issued and allotted to the following applicants:

Applicants	Number of Shares	Subscription price
Kewei Soh	509	US$	0.002545
CHJD INVESTMENT LIMITED	343	US$	0.001715
Spring Lake Ventures Pte. Ltd.	49	US$	0.000245
NEW YORK STANDARD CAPITAL LLC	49	US$	0.000245
FRONTIER RESOURCES INTERNATIONAL LIMITED	49	US$	0.000245

42

On October 30, 2025, Infinity Saber Tiger Holdings Limited (“BVICo”) was incorporated under the laws of the British Virgin Islands as a BVI Business Company. As part of the reorganization, one ordinary share was transferred from the initial subscriber to SLS Cayman on October 30, 2025.

On December 2, 2025, as part of the reorganization, 1,000 ordinary shares were issued and allotted to the following applicants:

Applicants	Number of Shares	Consideration
Kewei Soh	510	US$	2,217,559.48
CHJD INVESTMENT LIMITED	343	US$	1,555,556.00
Spring Lake Ventures Pte. Ltd.	49	US$	222,222.00
NEW YORK STANDARD CAPITAL LLC	49	US$	222,222.00
FRONTIER RESOURCES INTERNATIONAL LIMITED	49	US$	222,222.00

On December 9, 2025, BVICo effectively acquired 1,050,000 shares representing 100% of the shares in the issued and paid-up share capital of SLS from Kewei Soh for an aggregate consideration of approximately S$2.9 million. The consideration was determined based on the net asset value of SLS.

Structure

We are a Cayman Islands holding company, and we conduct our business primarily through our subsidiaries in Singapore. The following chart illustrates our corporate structure as of the date of this prospectus:

43

The chart below summarizes our corporate structure immediately after this offering (assuming no exercise of the over-allotment option by the underwriters):

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct all of our operations through our operating entities incorporated in Singapore, SLS and LX. This is an offering of the Company’s Ordinary Shares, and you are not investing in SLS and LX, the Company’s operating entities.

44

We are a fasteners supplier in Singapore, providing fasteners such as bolts, nuts and other industrial components to our customers in sectors including construction, M&E, maritime and manufacturing. One of our operating subsidiaries in Singapore, SLS was incorporated in Singapore in 1986. SLS enjoys a strong local reputation, which enhances the visibility and competitiveness of our Group in the Singapore market. In June 2025, we acquired LX and expanded our business to downstream solar engineering, procurement and construction (“EPC”) services in Singapore.

For the two years ended June 30, 2024 and 2025, we generated revenue from our two operating segments: (i) sales of fasteners products, and (ii) sales and installation of solar system.

Factors Affecting Our Performance and Related Trends

We believe that the key factors affecting our performance and financial performance include:

Impact of the overall economic conditions

The current overall economic conditions, including but not limited to interest rates, inflation, supply chain disruptions, freight rates and labor shortages, may affect the business of our clients in different sectors such as construction sector, hence the results of our operations. The above factors all contributed to the uncertainty in the market regarding macroeconomic conditions, which may affect our financial performance. In addition, during sluggish economic growth, businesses can face severe liquidity constraints. We may be exposed to any one or a combination of the above deteriorating conditions. In this connection, our business, financial condition and results of operations could be adversely affected.

Construction activities in Singapore

We principally sell our fasteners products to clients in the constructure sector in Singapore. For the years ended June 30, 2024 and 2025, our total revenue amounted to approximately S$5.5 million and S$7.1 million (US$5.6 million), respectively. Revenue derived from the sales of fasteners products to our clients in the construction section accounted for a significant portion of our total revenue during the same period. Accordingly, changes in construction activities in Singapore could have significant impact on the demand for our products and, therefore, significant impact on our business and results of operations.

Ability to secure new projects and maintain our backlog

We generated the majority of our revenue from projects which are on purchase order basis and non-recurring in nature. We generally secure our projects through main contractors of construction projects. Our future growth and success will then depend on our ability to maintain a stable and sustainable project backlog. Our results of operations will be adversely affected if we are unable to secure sufficient number and sizeable purchase order in the future.

Impact of fluctuations in costs of revenue

We are sensitive to price movements in fastener products and solar panels. Our cost of revenue primarily consisted of cost of purchasing of fastener products, labor, systems and spare parts, inventory shrinkage, and freight and handling charges during the two years ended June 30, 2024 and 2025. The price and availability of different materials, equipment and spare parts may vary from period to period due to factors such as customer specification. Any unexpected changes to our cost of purchasing fastener products, labor, systems and spare parts may also affect our profitability.

45

Components of Results of Operation

Revenue

We derive our revenue from fastener products sales and solar system sales and installation.

Fastener products sales

We primarily generate revenues from the sale of fastener products, including fasteners, bolts, and custom parts. Each order contains a single performance obligation, which is the delivery of the specified products. The transaction price is based on the contractually agreed amount.

Solar system sales and installation

We engage in delivering solar PV systems, encompassing system design, procurement of panels and inverters, supply of necessary components, installation with labor and logistics, testing and commissioning, as well as required regulatory approvals and utility connection. Our promise is to integrate these inputs into a single, fully functional grid-tied solar system. These goods and services are highly interdependent and significantly modify each other to provide a single, customized deliverable. As such, these promises are not distinct within the context of the order and are therefore accounted for as a single performance obligation satisfied over time using a cost-to-cost input method, which best reflects performance in satisfying its obligation. Installation projects are generally completed within one to three months.

Payment terms are milestone-based, typically requiring a downpayment followed by progress billings, with final settlement due within 30 to 120 days after invoicing, and no financing component exists. The order do not provide for product returns or warranties beyond statutory requirements, and historical returns have been insignificant. We act as a principal and record revenue on a gross basis, as we are responsible for delivering the project, bears inventory and performance risk, and have discretion in establishing pricing.

Cost of revenues

Our cost of revenues primarily consists of cost of purchasing of fastener products, labor, systems and spare parts, inventory shrinkage, and freight and handling charges, etc. Cost of revenues also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Selling and marketing expenses

Our selling and marketing expenses primarily comprise staff costs, advertising and entertainment expenses.

General and administrative expenses

Our general and administrative expenses mainly consist of staff costs, rent and utilities, depreciation expenses related to general and administrative functions, and other miscellaneous corporate expenses.

Government grants

Our government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates our eligibility for the grants on a consistent basis, and then makes the payment. There are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “government grant”. The total grants received were S$267,105 and S$111,825 for the years ended June 30, 2024 and 2025, respectively, from the Singapore Government.

46

Results of Operations

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$
Revenues - related parties	1,249,383	1,847,517	1,452,565
Revenues - third parties	4,265,508	5,218,991	4,103,303
Total revenues	5,514,891	7,066,508	5,555,868
Cost of revenues	(4,415,847)	(4,879,803)	(3,836,625)
Gross profit	1,099,044	2,186,705	1,719,243

Operating expenses:
Selling and marketing expenses	(94,750)	(151,084)	(118,786)
General and administrative expenses	(1,902,912)	(1,010,689)	(794,629)
Total operating expenses	(1,997,662)	(1,161,773)	(913,415)

(Loss) Income from operations	(898,618)	1,024,932	805,828

Other income (expenses):
Interest expenses, net	(13,306)	(18,756)	(14,746)
Government grant	267,105	111,825	87,920
Other income, net	779,296	341,601	268,575
Total other income, net	1,033,095	434,670	341,749

Income before income taxes	134,477	1,459,602	1,147,577
Income tax expenses	(5,436)	(213,282)	(167,688)
Net income	129,041	1,246,320	979,889

Total comprehensive income	129,041	1,246,320	979,889

Comparison of the Years Ended June 30, 2025 and 2024

Revenue

We derive our revenue from our two operating segments: (i) sales of fastener products, and (ii) sales and installation of solar system. The following table sets out breakdown of our revenue for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025
	S$	S$
By revenue types
Sales of fastener products	5,514,891	6,313,316
Sales and installation of solar system	-	753,192
Total revenues	5,514,891	7,066,508

Our total revenue increased by approximately S$1.6 million from approximately S$5.5 million for the year ended June 30, 2024 to approximately S$7.1 million (US$5.6 million) for the year ended June 30, 2025. The increase was primarily due to the increase in sales and installation of solar system as a result of the acquisition of LX during the year ended June 30, 2025, which contributed approximately S$0.7 million of revenue generated from the sales and installation of solar system in Singapore.

Our revenue generated from the sales of fastener products increased by approximately S$0.8 million from approximately S$5.5 million for the year ended June 30, 2024 to approximately S$6.3 million for the years ended June 30, 2025 primarily due to the increase in sales to two of our top customers and the increase in number of customer with sales over S$0.1 million.

Our revenue generated from the sales and installation of solar system increased by approximately S$0.7 million from nil for the year ended June 30, 2024 to approximately S$0.7 million as a result of the acquisition of LX during the year ended June 30, 2025.

47

Cost of Revenues

Our cost of revenues increased by approximately S$0.5 million from approximately S$4.4 million for the year ended June 30, 2024 to approximately S$4.9 million (US$3.8 million) for the year ended June 30, 2025. The increase was primarily due to our expansion into the sales and installation of solar system during the year ended June 30, 2025.

Our cost of revenue for the sales of fastener products remained stable at approximately S$4.4 million and S$4.4 million for the years ended June 30, 2024 and 2025.

Our cost of revenue for the sales and installation of solar system increased by approximately S$0.4 million from nil for the year ended June 30, 2024 to approximately S$0.4 million as a result of the acquisition of LX during the year ended June 30, 2025.

Gross Profit

As a result of the foregoing, our gross profit increased from approximately S$1.1 million for the year ended June 30, 2024 to approximately S$2.2 million (US$1.7 million) for the year ended June 30, 2025, in particular, (i) our gross profit for the sales of fastener products increased from approximately S$1.1 million for the year ended June 30, 2024 to approximately S$1.9 million for the year ended June 30, 2025, and (ii) our gross profit for the sales and installation of solar system increased from nil for the year ended June 30, 2024 to approximately S$0.3 million for the year ended June 30, 2025.

Operating Expenses

Selling and Marketing Expenses

Our selling and marketing expenses primarily comprise staff costs, advertising and entertainment expenses. Our selling and marketing expenses increased by approximately S$56,000 from approximately S$95,000 for the year ended June 30, 2024 to approximately S$151,000 (US$119,000) for the year ended June 30, 2025, primarily attributable to the increase in staff cost of approximately S$60,000 due to the increase in number of employees, partially offset by the decrease in advertising and marketing expenses of approximately S$6,000.

General and Administrative expenses

General and administrative expenses mainly consist of staff costs, rent and utilities, depreciation expenses related to general and administrative functions, and other miscellaneous corporate expenses. Our general and administrative expenses decreased by approximately S$0.9 million from approximately S$1.9 million for the year ended June 30, 2024 to approximately S$1.0 million (US$0.8 million) for the year ended June 30, 2025 primarily due to the decrease in professional service fee of approximately S$0.5 million and the decrease in logistic expenses of approximately S$0.2 million.

Other Income (Expenses)

Our other income or expenses consist primarily of government grant, interest expenses and other income. Our total other income decreased by approximately S$0.6 million from approximately S$1.0 million for the year ended June 30, 2024 to approximately S$0.4 million (US$0.3 million) for the year ended June 30, 2025 primarily due to the decrease in government grant of approximately S$0.2 million.

Income before Income Taxes

As a result of the foregoing, our income before income taxes increased from approximately S$0.1 million for the year ended June 30, 2024 to approximately S$1.5 million (US$1.1 million) for the year ended June 30, 2025.

Income Tax Expenses

Our income tax expenses increased by approximately S$208,000 from approximately S$5,000 for the year ended June 30, 2024 to approximately S$213,000 (US$168,000) for the year ended June 30, 2025, primarily due to the increase in income before income taxes.

48

Net Income

As a result of the foregoing, our net income increased from approximately S$0.1 million for the year ended June 30, 2024 to approximately S$1.2 million (US$1.0 million) for the year ended June 30, 2025.

Liquidity and Capital Resources

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of June 30, 2025, as well as of the date of this prospectus. Our consolidated assets and liabilities, consolidated revenue and net income are the operation results of our subsidiaries in Singapore. Current Singapore regulations permit such Singapore subsidiary to pay dividends to its respective shareholders only out of its accumulated profits, if any, determined in accordance with Singapore accounting standards and regulations. There are no exchange or capital controls under Singapore laws and both residents and non-residents are free to convert Singapore dollars to foreign currencies and/or remit such currencies out of the country. Under current Singapore tax rules, there is no withholding tax imposed on dividends, regardless of whether they are paid to Singapore or foreign shareholders. However, foreign shareholders may be taxed on the receipt of such dividends back in their own home country, which will depend on the tax laws in the respective countries where they are resident. As of June 30, 2025, none of the net assets of our subsidiary in Singapore were restricted net assets and there were no funds transferred from our Singapore subsidiaries to us in the form of loans, advances, or cash dividends during the years ended June 30, 2024 and 2025. As of June 30, 2025 and as of the date of this prospectus, there were no cash transfers between our Cayman Islands holding company and our subsidiaries in Singapore, in terms of loans or advances or cash dividends.

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. Historically, we have financed our operations primarily through cash generated by operations and long-term bank borrowing and borrowing from third party. Other than that, the Company has no other debt instruments.

As at June 30, 2025, our working capital was approximately S$1.7 million (US$1.4 million), our cash amounted to approximately S$0.3 million (US$0.2 million), our current assets were approximately S$3.9 million (US$3.1 million) and our current liabilities were approximately $2.2 million (US$1.7 million).

Based on our current operating plan, we believe that our existing cash and anticipated cash generated from operating activities will be sufficient to meet our anticipated working capital and capital expenditure for at least the next 12 months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth and expansion of our business operation. To the extent that our cash, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements, public or private equity or debt financings. We also may need to raise additional funds in the event we decide in the future to acquire businesses and products that will complement our existing operations. In the event additional funding is required, we may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to us or at all.

We plan to use the net proceeds we receive from this offering for the following purposes in line with our growth strategy:

●	approximately 40% is expected to be used for the expansion of our EPC business, including but not limited to the funding of new projects and expansion into the United States and other Southeast Asian markets;

●	approximately 35% is expected to be used for the supply of fasteners, including but not limited to (i) the expansion of our fastener products portfolio, (ii) the increase our inventory levels for larger projects, and (iii) upgrading our logistics and warehousing systems to improve efficiency;

●	approximately 15% is expected to be used for expansion through strategic acquisitions and investments. As of the date of this prospectus, no acquisition target has been identified; and

●	the balance of the net proceeds for other working capital and general corporate purposes.

The foregoing represents our current intentions based upon our present growth strategy and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

49

Cash Flows for the Years Ended June 30, 2024 and June 30, 2025

The following summarizes the key components of our cash flows for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$
Net cash provided by operating activities	1,018,950	646,110	507,989
Net cash used in investing activities	(1,322,877)	(34,678)	(27,265)
Net cash used in financing activities	(67,251)	(313,916)	(246,809)

Operating Activities

For the year ended June 30, 2024, the Group had net cash provided by operating activities of approximately S$1.0 million primarily attributable to (i) net income of approximately S$129,000, (ii) change in inventories of approximately S$0.4 million, (iii) change in contract liabilities to a related party of approximately S$0.3 million, (iv) change in accounts receivables from third parties of approximately S$0.2 million and (v) change in amount due from a related party of approximately S$0.3 million, partially offset by change in accounts payable to related parties of approximately S$0.5 million.

For the year ended June 30, 2025, the Group had net cash provided by operating activities of approximately S$0.6 million (US$0.5 million) primarily attributable to (i) net income of approximately S$1.2 million (US$1.0 million), (ii) change in inventories of approximately S$0.4 million (US$0.3 million), (iii) adjustment for operating right-of-use assets amortization of approximately S$0.2 million (US$0.2 million), (iv) change in accounts payable to third parties of approximately S$0.2 million (US$0.1 million) and (v) adjustment for deferred tax expenses of approximately S$0.2 million (US$0.1 million), partially offset by (i) change in accounts receivable from third parties of approximately S$0.5 million (US$0.4 million), (ii) change in accounts payable to related parties of approximately S$0.4 million (US$0.3 million), (iii) change in accounts receivable from related parties of approximately S$0.4 million (US$0.3 million) and (iv) change in contract liabilities to a related party of approximately S$0.3 million (US$0.2 million).

Investing Activities

For the year ended June 30, 2024, the Group had net cash used in investing activities of approximately S$1.3 million primarily attributable to loan to a related party of approximately S$1.0 million and purchase of property and equipment of approximately S$0.3 million.

For the year ended June 30, 2025, the Group had net cash used in investing activities of approximately S$35,000 (US$27,000) primarily attributable to the purchase of property and equipment.

Financing Activities

For the year ended June 30, 2024, the Group had net cash used in financing activities of approximately S$67,000 primarily attributable to repayments of long-term borrowings of approximately S$147,000, partially offset by the proceeds from interests-free borrowings from related parties of approximately S$80,000 million.

For the year ended June 30, 2025, the Group had net cash used in financing activities of approximately S$0.3 million (US$0.2 million) primarily attributable to dividend distribution to shareholders of approximately S$0.2 million (US$0.1 million) and repayments of interests-free borrowings from related parties of approximately S$0.2 million (US$0.1 million), partially offset by proceeds from interests-free borrowings from related parties of approximately S$0.2 million (US$0.2 million).

50

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2024 and 2025.

Capital Expenditures

For the years ended June 30, 2024 and 2025, we had capital expenditure of approximately S$0.3 million and S$35,000, respectively. Our capital expenditures were mainly used for purchase of property and equipment.

Property and Equipment

Our property and equipment primarily consisted of vehicles, office equipment and fixture, machinery and equipment and leasehold improvement. Our property and equipment decreased from approximately S$0.5 million as of June 30, 2024 to approximately S$0.4 million (US$0.3 million) as of June 30, 2025 primarily due to depreciation.

Accrued Expenses and Other Current Liabilities

Our accrued expenses and other current liabilities primarily consisted of GST payables and other current liabilities. Our accrued expenses and other current liabilities increased from approximately S$28,000 as of June 30, 2024 to approximately S$0.2 million (US$0.1 million) as of June 30, 2025 primarily due to the increase in GST payable.

Operating Lease Liabilities

Our operating lease mainly relates to the premises used for warehouse and office purposes. The balances for the operating leases where the Company is the lessee were presented as follows:

	As of June 30,
	2024	2025
	S$	S$
Operating right-of-use asset	479,264	272,738

Operating lease liability, current	206,579	232,691
Operating lease liability, non-current	293,616	60,925
Total operating lease liability	500,195	293,616

Borrowings

For the years ended June 30, 2024 and 2025, the Group had long-term borrowings from banks and borrowing from a third party. Our total long-term borrowings decreased from approximately S$0.2 million as of June 30, 2024 to approximately S$0.1 million (US$57,000) as a result of repayment by the Group during the year ended June 30, 2025.

Related Party Transaction

For further information on our related party transactions during the years ended June 30, 2024 and 2025, please refer to the section headed “Related Party Transactions”.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, write-down for inventories, allowance for expected credit loss, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

51

Revenue recognition

Fastener products sales

Revenue is recognized at a point in time when control of the products transfers to the customer, which occurs upon delivery of the goods or collection by the customer, as evidenced by customer acceptance or acknowledgement of receipt. At that point, we have satisfied our performance obligation and transferred both physical possession and legal control of the products to the customer, with no remaining obligations.

Our sales orders do not provide for product returns or warranties. Payment terms typically range from 30 to 120 days, and no financing component exists. Shipping and handling activities are considered fulfilment activities rather than promised services and are not treated as separate performance obligations.

We act as a principal and records revenue on a gross basis as we are primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, and has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

Solar system sales and installation

We engage in delivering solar PV systems, encompassing system design, procurement of panels and inverters, supply of necessary components, installation with labor and logistics, testing and commissioning, as well as required regulatory approvals and utility connection. Our promise is to integrate these inputs into a single, fully functional grid-tied solar system. These goods and services are highly interdependent and significantly modify each other to provide a single, customized deliverable. As such, these promises are not distinct within the context of the order and are therefore accounted for as a single performance obligation satisfied over time using a cost-to-cost input method, which best reflects performance in satisfying its obligation. Installation projects are generally completed within one to three months.

Payment terms are milestone-based, typically requiring a downpayment followed by progress billings, with final settlement due within 30 to 120 days after invoicing, and no financing component exists. The orders do not provide for product returns or warranties beyond statutory requirements, and historical returns have been insignificant. We act as a principal and records revenue on a gross basis, as we are responsible for delivering the project, bears inventory and performance risk, and has discretion in establishing pricing.

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. Inventories mainly include fastener products available for sale, which are purchased from our suppliers. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended June 30, 2024 and 2025, provision for inventories were S$373,343 and S$360,453, respectively.

Allowance for expected credit loss

We have developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. We consider historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

52

Useful lives and impairment of long-lived assets

Property and equipment, net

Our property and equipment are stated at cost less accumulated depreciation and impairment if applicable. We compute depreciation using the straight-line method over the estimated useful lives of the assets as follows.

Category	Estimated useful lives
Machinery equipment	10 years
Vehicles	10 years
Office equipment and others	3-10 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. We also re-evaluate the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Right-of-use asset

We recognize right-of-use asset at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use asset is depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the asset. The right-of-use asset is reviewed for impairment annually.

The right-of-use asset is reviewed for impairment whenever there is any objective evidence or indication that these assets may be impaired. At the end of each reporting period, we review the carrying amounts of the asset to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any), on an individual asset. There was no impairment for right-of-use asset for the years ended June 30, 2024 and 2025.

Accounting for deferred income taxes and valuation allowance for deferred tax assets

Income tax

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the years ended June 30, 2024 and 2025.

We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

53

Concentration and Risks

Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers, and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Economic and Political Risks

Our operations in Singapore are subject to significant risks not typically associated with companies in the United States of America, including risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

We ensure that we have sufficient cash and bank balances, and liquid assets to meet our expected operational expenses, including servicing for financial obligations and bank loans.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Singapore economy and the underlying obligors and transaction structures. We monitor receivable balances on an ongoing basis and our exposure to bad debts is not significant.

INDUSTRY OVERVIEW

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. None of these third parties are affiliated with us, and the information contained in this prospectus has not been reviewed or endorsed by any of them. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, neither we nor any other party involved in this Offering has independently verified such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

Our Company operates primarily in two business segments: (i) the sale of fasteners; and (ii) the sale and installation of solar engineering, procurement, and construction (“EPC”) system. In this section, we provide an overview of the industries in which we operate, focusing on market size, growth, and the opportunities and challenges shaping the development of our businesses.

54

Industry Overview and Growth Drivers of Global and Singapore’s Fasteners Sector

Global Fasteners Market Size and Growth

The industrial fasteners industry represents a foundational segment of the global manufacturing ecosystem, supporting critical infrastructure development, automotive production, aerospace manufacturing construction activities, and countless other industrial applications. The global industrial fasteners market has shown steady growth and resilience, underscoring the critical role of these components across industries. The market is project to increase US$94.44 billion in 2024 to US$98.87 billion in 2025, reflecting a compound annual growth rate (“CAGR”) of 4.7%. The growth in the historic period was driven by expansion in manufacturing and construction, the rise of the automotive industry, globalization of supply chains, infrastructure development initiatives, and quality and standardization requirements.1

Global Industrial Fasteners Global Market (2025, Unit: USD)

Source: The Business Research Company, Industrial Fasteners Global Market Report 2025 (https://www.thebusinessresearchcompany.com/report/industrial-fasteners-global-market-report)

The industrial fasteners market size is projected to experience expansion over the coming years. According to Industrial Fastener Market Report 2025 (Global Edition), the industrial fasteners market is expected to reach US$125.22 billion in 2029, representing a CAGR of 6.1%. Anticipated growth during the forecast period is expected to be driven by factors such as renewable energy projects, e-commerce impact on distribution, sustainable fastener solutions, automotive lightweighting initiatives, and the shift to lightweight materials. Major trends include high-performance materials, digitalization and industry 4.0 integration, customization and specialty fasteners, digitalization inventory management, and technological integration in fastener design.2

Singapore Fasteners Market Size and Growth

Singapore serves as a key hub for trade and manufacturing in Southeast Asia, with a well-developed industrial sector that drives demand for fasteners. According to Industrial Fastener Market Report 2025 (Global Edition), the Singapore industrial fastener market is estimated at US$795.74 million in 2025 and is projected to grow from 2025 to 2033 at a CAGR of 6.0%, reflecting stable and moderate demand growth.

1 The Business Research Company, Industrial Fasteners Global Market Report 2025

2 Cognitive Market Research, Industrial Fastener Market Report 2025 (Global Edition)

55

Increasing demand for construction activities is expected to propel the growth of the industrial fasteners market going forward. After a challenging period in the early 2020s, Singapore’s construction industry has rebounded strongly and is entering a phase of steady growth. In 2023, the sector was valued at approximately US$31.18 billion (around S$42 billion) and is projected to reach US$43.22 billion by 2030, reflecting a healthy compound annual growth rate of about 4.2%.3 In real terms, the construction industry in Singapore is expected to expand by 4.1% in 2025, driven by driven by an increase in construction contracts awarded, coupled with rising investments in the energy, transport, and industrial sectors.4 According to the Singapore’s Construction Industry on the Rise: Key Drivers and Investor Insights , the construction sector’s contribution to GDP is significant. In Q1 2025, construction contributed S$5.02 billion (approximately US$4.0 billion) to Singapore’s GDP. This underscores the sector’s importance and the scale of ongoing activity. Looking ahead, the Building and Construction Authority (“BCA”) forecasts annual construction demand to range between S$31 billion and S$38 billion per year from 2025 through 2028 – a historically elevated level of activity.5 This sustained demand is a positive indicator for suppliers, as it implies a consistent need for construction materials and fasteners over the foreseeable future.

Opportunities: Rising Construction Demand

The confluence of large infrastructure projects, sustained building construction, and modernization efforts translates to a robust demand for fasteners and construction hardware in the coming years. Fasteners are fundamental components in almost every construction project stage, from structural bolts in the steelworks for MRT stations and high-rises, to the nuts, screws and anchors used to install equipment and fixtures.

Singapore Total Construction Demand (1981-2024, Unit: SGD)

Source: Building and Construction Authority, Singapore, Singapore’s Construction Horizon: Trends and Opportunities (https://www.bcaa.edu.sg/docs/librariesprovider2/events-seminars/berep-2025/03-bca_singapore%27s-construction-horizon—trends-and-opportunities9c9737fc-3f32-455c-ba4f-ab8edbd7cbec.pdf?sfvrsn=32b17aeb_1&utm_source)

Singapore’s construction demand is increasing, supported by significant public sector investment, as well as private sector development.

3 Asian Briefing, Singapore’s Construction Industry on the Rise: Key Drivers and Investor Insights

4 Research and Markets, Singapore Construction Market Size, Trends, and Forecasts by Sector - Commercial, Industrial, Infrastructure, Energy and Utilities, Institutional and Residential Market Analysis to 2029 (Q2 2025)

5 South Asia Construction, Singapore’s construction demand projected to reach S$32-$38 billion

56

Public Sector Infrastructure Boom: A major driver of growth in Singapore’s built environment is the government’s aggressive infrastructure development agenda. BCA expects a steady improvement in construction demand, and it is projected to range between S$31 billion and S$38 billion per year from 2025 to 2028.5 Singapore is rolling out multiple mega-projects that will require vast quantities of construction materials and components. Some of the key infrastructure and development projects in the pipeline include:

●	Public Housing Expansion: Singapore Housing and Development Board (“HDB”) is increasing the pipeline of new Build-To-Order flats to address population needs. Large housing developments across various estates are expected to provide a steady source of construction activity, supporting demand for fasteners used in structural works, fixtures, etc.

●	Transportation and Infrastructure Projects: Singapore is undertaking major long-term investments in transport and infrastructure projects. The MRT network continues to expand with the Cross Island Line Phase 2 and Phase 3, the Downtown Line extension to Sungei Kadut, and other planned new lines in the longer term.[5] Growth during the forecast period will also be driven by the Land Transport Authority’s Land Transport Master Plan 2040. This government-led initiative includes an estimated investment of SGD34.4 billion ($26 billion) to construct railway stations, transit priority corridors (“TPCs”), and 700km of cycling paths by 2030, with plans to expand to 1,000km by 2040. In line with the initiative, the government plans to construct 87km of new cycling paths across seven towns: Geylang, Hougang, Kaki Bukit, Marine Parade, Potong Pasir, Sengkang, and Serangoon by 2030, with construction expected to begin in 2026.[4]

Private Sector Developments: The private sector in Singapore is also contributing to construction growth, with BCA projecting private-sector construction demand of S$12 - 15 per year from 2025 to 2028.6 Key drivers here include commercial, mixed-use developments, and the expansion of attractions such as the notable Integrated Resorts expansion. Industrial construction, such as factories and warehouses, remains steady as well, supported by government efforts to attract high-specification industrial building developments.

Source: Building and Construction Authority, Singapore, Singapore’s Construction Horizon: Trends and Opportunities

Implications for Fasteners Demand: The confluence of large infrastructure projects, sustained building construction, and modernization efforts will drive robust demand for fasteners and construction hardware in the coming years. The projected construction demand of S$39-46 billion per year from 2026 to 2029 indicates a continuous flow of orders for construction materials. For example, MRT projects require specialty anchor bolts and reinforcement-related fasteners, while housing projects consume bulk quantities of standard bolts and screws. In addition, BCA projected that construction output in 2025 will reach S$39–42 billion.7 Such high output levels indicate that on-site construction activity, which directly correlates with usage of fasteners, is at its highest in many years.

6 Building Construction Authority, Media Releases, Forecast for 2025 to 2028

7 Building and Construction Authority, Construction Demand To Remain Strong For 2025

57

Source: Building and Construction Authority, Singapore, Singapore’s Construction Horizon: Trends and Opportunities

In summary, the construction and built environment sector in Singapore is experiencing significant growth momentum backed by government investment and a strong development pipeline. Market size is expanding steadily, and major infrastructure projects (from public housing to airports and ports) are set to drive demand well into the late 2020s.

Industry Overview and Growth Drivers of Singapore’s Solar EPC Sector

Industry Growth and Market Size

Singapore’s solar energy capacity has expanded dramatically in recent years. According to the Singapore Solar Photovoltaic Report Q1 2025 published by Singapore’s Energy Market Authority (“EMA”), Singapore’s installed solar capacity reached about 1,640.7 MWp as at the end of Q1 2025, nearly four-fold the 445 MWp recorded in Q1 2021.8 The surge in deployments allowed Singapore to achieve its original 2025 solar target of 1,500 MWp one year early, in 2024, demonstrating the success of accelerated adoption efforts.9, 10

Buoyed by this progress, Singapore set a new goal of at least 2 GWp (2,000 MWp) of solar energy deployment by 2030 as part of its national Green Plan 2030 (“Green Plan 2030”).11 As of mid-2025, Singapore appears to be on track or even ahead of pace for this goal. The total installed capacity of grid-connected solar PV systems was 1,775.4 MWp as at end Q2 2025.12

8 Singapore’s Energy Market Authority, Singapore Solar Photovoltaic Report Q1 2025

9 Singapore’s Energy Market Authority, Our Energy Story, Solar

10 Singapore’s Energy Market Authority, Four Switches for Singapore’s Energy Transition

11 The Singapore Green Plan 2030, Our Targets

12 Energy Market Authority of Singapore: Installed Capacity of Grid-Connected Solar Photovoltaic (PV) systems by User Type

58

In terms of contribution to electricity generation, solar energy’s share of Singapore’s power mix was about 2-3% in 2024-2025.13 Projections by the Solar Energy Research Institute of Singapore show this could reach between 2% and 6% in 2030.11 By 2050, solar is expected to supply about 10% of Singapore’s projected electricity needs.8

Singapore Solar Photovoltaic (“PV”) Installed Capacity Growth

Year / Period	Installed Capacity (MWp)	Notes
Q1 2021	445 MWp
Q1 2025	1,640.7 MWp	4x increase since 2021Q1
2025 Target	1,500 MWp	Achieved early in 2024[8]
2030 Target	2,000 MWp (minimum)

Source:

(i) Energy Market Authority of Singapore (https://www.ema.gov.sg/content/dam/corporate/resources/statistics/files/pdf/EMA-Statistics-Solar-Report-Q12025.pdf.coredownload.pdf);

(ii) The Singapore Green Plan 2030 (https://www.greenplan.gov.sg/targets/)

Installed Capacity of Grid-Connected Solar Photovoltaic (PV) Systems, 2021 - Q2 2025

13 LowCarbonPower, Electricity in Singapore in 2024/2025

59

Source: Energy Market Authority of Singapore (https://www.ema.gov.sg/content/dam/corporate/resources/statistics/files/pdf/Q2-2025-Solar-PV-Report.pdf.coredownload.pdf)

Industry Challenges and Opportunities

The solar EPC industry in Singapore faces a unique set of challenges, many stemming from the country’s characteristics, but also stands before promising opportunities:

Challenges:

●	Intermittency and Grid Integration: Solar’s variability poses grid management challenges. With solar providing a few percent of energy now, intermittency is manageable, but as it scales up, the grid needs to handle rapid fluctuations. The EMA has been proactive, working on solutions like energy storage systems and regional power grids to balance supply, which means new technical requirements could be introduced.[8]

●	Weather, Climate, and Land Constraints: While Singapore has high irradiance, it also has frequent cloud cover and heavy rain seasons. The humidity, heat, and heavy rains not only affect generation predictability but can also stress the solar equipment. EPCs must ensure quality installation to prevent water ingress and corrosion. Singapore’s limited land area adds another challenge; most large public rooftops will be covered by SolarNova, and many eager private sector companies have already installed PV.[8] Further growth may rely on increasingly creative solutions, such as offshore floating solar, to expand capacity.

●	Manpower and Safety: The industry needs electricians, engineers, and technicians; ensuring enough skilled manpower is a challenge, and training and retaining are crucial. Safety is also a concern – working at heights on rooftops and dealing with electrical systems carries risks. Singapore’s Workplace Safety and Health regulations are strict; any high-profile accident, including an electric shock incident, could cast a cloud on the industry’s reputation, making safety a collective priority.

Opportunities:

●	Corporate Sustainability Drive: An opportunity lies in the increasing number of corporations setting renewable energy targets. For example, many enterprises and data-center operators in Singapore pursue group-wide renewable energy or net-zero targets and, where feasible, deploy on-site solar PV or procure renewable electricity via renewable energy certificates and green retail contracts. This corporate ESG trend drives business to solar EPCs.

60

●	Technological Innovation: The industry stands to gain from ongoing tech innovation. The rise of bifacial panels, which generate from both sides, is very useful in Singapore’s context. The International Energy Agency estimates that the cost of energy storage batteries in the power sector could drop by up to 40% by 2030, helping to accelerate the transition to green energy.[14] If Singapore decides to incentivize storage deployment to help with solar intermittency, EPCs could see a boom in solar-plus-storage projects. There is also interest in vehicle-to-grid and electrification of transport – pairing solar with EV charging infrastructure is another emerging opportunity for EPCs to diversify their offerings. Moreover, digital tools like AI-driven performance monitoring or drone-based panel inspections can create niche service opportunities that add value to core EPC work.

●	Policy, Market Mechanisms and Government Support: The introduction of tradable Renewable Energy Certificates (“RECs”) in Singapore has opened a new revenue stream for solar project owners. An industrial or commercial client installing solar can sell RECs to buyers needing to fulfill their sustainability commitments, improving the ROI of solar projects and thus encourages more installations.[15] The government also occasionally reviews regulations to make solar more accessible, for instance, simplifying the process for certain installations or encouraging solar-ready building designs in new construction. Each policy refinement can create additional demand.

Government push has further supported industry growth through initiatives. The “SolarNova Programme,” a flagship Whole-of-Government effort led by the HDB and the Economic Development Board, aggregates demand for solar panels across government agencies to achieve economies of scale, installing solar panels on rooftops of public housing blocks and government buildings.16 Beyond SolarNova, several public sector projects also deploying solar photovoltaic (PV) systems across their facilities. For example, the Public Utilities Board (PUB) has developed floating solar installations on reservoirs, the Changi Airport Group (CAG) is installing one of Singapore’s largest rooftop solar systems across its airport facilities, and JTC Corporation (JTC) promotes solar adoption in its industrial estates through its SolarRoof and SolarLand initiatives. Such public sector-driven projects probably account for several tens of MWp in the next few years.

In addition, under the Green Plan 2030, the government has outlined the national solar deployment goals and adopted measures to facilitate solar deployment. These include maximizing solar deployment on rooftops, reservoirs, and other open spaces, deploying Energy Storage Systems (ESS) to address solar intermittency and enhance grid resilience, launching and expanding national programmes such as SolarNova, JTC SolarRoof and SolarLand, and supporting research, development and test-bedding projects (including floating and building-integrated solar applications). The Government also continues to review longer-term strategies to improve solar efficiency and optimize land use.

Competitive Landscape

The solar EPC landscape in Singapore includes both large energy and utility companies and specialized EPC firms. Large players such as Sembcorp Industries have entered the solar EPC or development space, leveraging their financial muscle and existing client relationships. Alongside them, specialized solar EPC companies such as Sinenergy, Energetix, SunPro Energies, Clean Kinetics, SolarGy, Sunseap (EDPR), and emerging firms like LX itself often differentiate by their experience, technical expertise, and occasionally by focusing on certain market segments. The competition among these companies is robust, driving innovation and efficiency. Many are members of industry associations like the Sustainable Energy Association of Singapore, which provides a platform for collaboration and standards-setting.

14 International Energy Agency, Outlook for battery demand and supply

15 Energy Market Authority of Singapore, New Singapore Standard launch to support management and use of Renewable Energy Certificates

16 Housing & Development Board, SolarNova

61

BUSINESS

Overview

We are an fasteners supplier in Singapore, providing fasteners such as bolts, nuts and other industrial components to our customers in sectors including construction, M&E, maritime and manufacturing. One of our operating subsidiaries in Singapore, SLS, was incorporated in Singapore in 1986 and has grown into one of Singapore’s oldest fasteners suppliers. SLS enjoys a strong local reputation, which enhances the visibility and competitiveness of our Group in the Singapore market. We have adopted FS 802013 quality management system accredited by the British Standards Institution (“BSI”).

In June 2025, we acquired LX and expanded our business downstream, focusing primarily on solar photovoltaic (“Solar PV”) engineering, procurement, and construction (“EPC”) services in Singapore. Our mission is to accelerate the global transition toward clean energy.

Our Competitive Strengths

As a fastener supplier and Solar PV EPC provider, our goal is to offer our customers solutions covering pre-sales consultation, product selection, on-site guidance, logistics and after-sales support. We believe our array of competitive advantages positions us to not only maintain but also strengthen our position in the industry. Our competitive strengths include:

Diverse product and service offerings

Our Group offers a diverse range of products and services. We supply a broad selection of fasteners, including hexagon bolts, socket head screws, hexagon and long nuts, machine screws, flat and spring washers, hexagon head screws, and U-bolts. This comprehensive product portfolio enables customers to source all their fastening needs from a single supplier, enhancing convenience and strengthening our competitive position. In addition to these products, our Group also provides value-added consultancy services upon customer request, such as advice on design, procurement, and installation.

Furthermore, our Group has expanded downstream into the solar energy sector, offering Solar PV EPC services. We aim to deliver complete and integrated EPC solutions tailored to the needs of our commercial and industrial clients. By offering such a diverse suite of products and services, our Group enhances its competitiveness and strengthens its appeal to clients across multiple industries.

Loyal networks of customers and suppliers

Throughout their careers, our management team has developed long-term relationships and a broad network of customers and suppliers, allowing us not only to maintain but also to strengthen our position in the industry. Our management team has successfully formed and expanded their professional networks with not only our customers, but also suppliers in Asia.

We believe that our industry expertise and solutions to meet our customers’ requirements and specifications, and our ability to integrate these solutions has been the key drivers for customers retention. We also benefit from this broad network of customers who provide referrals to expand our customer base. With the help of the above networks, we hope to bring us closer to exerting a dominant market position in relation to fasteners supply in Singapore.

We maintain good business relationships with most of our fastener suppliers, enabling us to build a reliable and resilient supply chain across all product categories. To mitigate supply risks and ensure consistent on-time delivery, product quality, and cost competitiveness, we may procure our fasteners with different suppliers. This approach not only enhances our operational flexibility but also safeguards against disruptions and supports our commitment to service excellence.

62

Strong reputation and proven track record

We have built a solid reputation as a trusted and dependable partner in Singapore’s fasteners sector. Our long-standing presence in the market is a testament to our consistent delivery of high-quality products, reliable service, and customer-centric solutions. We have successfully supported a wide range of clients, including major contractors in the construction and M&E industries, through both routine supply needs and large-scale infrastructure projects. This proven track record not only reflects our operational excellence but also positions us as a preferred supplier in a highly competitive and quality-driven market.

Our revenue for the two years ended June 30, 2024 and 2025 was approximately S$5.5 million and S$7.1 million (US$5.6 million), respectively, representing a growth of approximately 29.1% from the year ended June 30, 2024 to the year ended June 30, 2025.

High product quality in our fastener industry

The Group has been engaged in the fastener industry for over 30 years and possesses extensive experience. The Group has maintained long-term cooperative relationships with its suppliers in China and conducted self-inspection and random-inspection, which ensure consistent product quality. Upon receipt of customer orders, the Group believes it is able to respond promptly and coordinate efficient production to meet customers’ requirements for product variety and delivery schedules.

Tailored Solutions

We specialize in providing customized Solar PV solutions and high-quality fasteners tailored to the specific requirements of each client. Our solar systems are engineered for maximum energy efficiency, reliability, and performance, while our fasteners are designed to ensure structural integrity and long-term durability across diverse industrial applications. Together, these solutions enable our customers to achieve sustainable, efficient, and secure project outcomes that align seamlessly with the unique characteristics of each site.

Our Business Strategies

Further strengthen our market position in Singapore

Leveraging our strong reputation in the industry, we plan to further strengthen our market position in the fasteners industry in Singapore by taking on more and larger-scale projects. Singapore continues to invest in public infrastructure, industrial upgrades and sustainable development, driving consistent demand for high-quality fasteners and industrial components. With over 30 years of operational experience and deep relationships with key clients across different sectors, we are well-positioned to capture this growth and strengthen our market position. We believe taking on larger-scale projects will enable us to further establish ourselves as a reliable and capable fasteners supplier, which will in turn attract more prospective tender invitations and new business opportunities in larger-scale projects and further strengthen our market position in line with our Group’s expected growth.

63

Downstream expansion into the engineering, procurement and construction section

Recognizing the growing demand for sustainable energy solutions and the opportunity to diversify our business portfolio, we have strategically expanded into the solar EPC sector. In June 2025, we acquired LX, our wholly owned subsidiary focused on delivering Solar PV EPC services to commercial and industrial clients in Singapore. By entering this high-growth market, we aim to capture new revenue streams and contribute to the region’s clean energy transition. Proceeds from this offering will enhance our financial capacity, enabling us to undertake larger-scale solar projects that require significant upfront investment in design, procurement, and construction. These funds will also improve our liquidity during early project stages, where prepayments to suppliers and subcontractors are often required.

Increase our geographical presence

We believe there are significant needs for fasteners and Solar PV EPC services on global basis and, accordingly, opportunity for us to grow our business through international expansion. By strategically entering new markets, we aim to diversify our revenue streams, mitigate regional risks, and capitalize on emerging growth opportunities. Our expansion strategy will be guided by market demand, regulatory feasibility, and operational synergies, with a focus on regions where infrastructure development and renewable energy adoption are accelerating. We believe that broadening our geographical presence will enhance our competitiveness and strengthen our brand recognition.

Expand into new markets

We intend to pursue acquisitions that further complement our business portfolio or provide us with access to new markets. For instance, we are currently conducting market research and exploring opportunities in Malaysia, with the aim of expanding our Solar PV EPC operations into the Malaysian market. In addition, for our fasteners business, we are seeking to expand our presence in the United States by establishing local distribution channels and partnerships to enhance market penetration and customer reach. We will carefully evaluate acquisition opportunities to assess whether they will be compatible within our business model and whether they will assist us with achieving our strategic objectives. We believe that through our informed and selective acquisition strategy, we will be able to effectively integrate targeted companies or assets into our offerings and grow our business successfully.

Our Business Model

We are engaged in the sale of fasteners and the provision of Solar PV EPC services on a project-by-project basis, complemented by a portion of sales of fasteners through our retail and wholesale channels.

Fasteners Supply

We adopt a mixed sales approach, engaging in both project-based sales model and retail sales model in Singapore, and also conduct wholesale activities to small and medium sized construction companies. We supply fasteners and industrial components to large-scale construction, M&E, marine, and manufacturing projects. These are typically secured through quotations and involve full-cycle support including technical consultation, product selection, logistics coordination, and after-sales service.

Project-based Sales

In the project-based segment, we supply fasteners to larger customers in the construction, mechanical and electrical, maritime, and manufacturing sectors, typically securing orders through quotations after project commencement and supplying various fasteners and engineering components throughout the project execution cycle. Our sales model typically operates as follows: when a corporate group undertakes an engineering project, the project’s contractor contacts our Group for consultation and price inquiries. After discussions and quotation confirmation, orders are then placed with us. We have dedicated sales personnel who liaise directly with clients and provide professional consulting services. In addition, our team includes engineers who are available to provide technical advice or support whenever clients require assistance prior to placing an order.

64

Retail Sales and Wholesale

In the past, our retail segment provided fasteners through sales counters to walk-in customers, small and medium-sized enterprises, and repeat buyers requiring standard products in smaller volumes. Although we no longer operate any retail outlets, certain customers continue to visit our premise to make direct purchases. Typically, upon receiving requests from retail customers, the sales staff at the Group’s sales department confirm product specifications on-site and complete the sales transaction immediately at the premises. At present, the majority of the Group’s wholesale business is conducted with small and medium-sized construction companies. Having been incorporated for over 30 years, the Group has cultivated long-term and stable business relationships with numerous local construction contractors in Singapore. Accordingly, customers typically engage with the Group directly via email or telephone to discuss matters relating to wholesale orders and pricing. The Group conducts its sales to distributors on a per-order basis, without entering into any long-term or exclusive wholesale agreements.

Solar PV EPC

We are a provider primarily focused on distributed Solar PV EPC contracting services, with a particular emphasis on the commercial and industrial (“C&I”) sector. Our business model is project-based, and we primarily engage in the design, procurement, and construction of distributed solar power projects in Singapore. Our scope of services spans the full project life-cycle, including system design and engineering, equipment sourcing and procurement, on-site construction and installation, and project commissioning. Through this integrated EPC approach, we deliver turnkey solar solutions that enable C&I enterprises to lower energy costs and advance their sustainability objectives.

Our operations are inherently project-driven. While we oversee and manage the entire project process, the design, engineering and construction activities are performed by a combination of experienced engineers, subcontractors, and skilled workers engaged by us, enabling us to deliver projects safely, on schedule, and within budget. Our customer base comprises a diverse range of C&I clients in industries such as manufacturing, logistics, and services.

Our Products and Services

Fasteners Supply

Our main products include hexagon bolts, socket head screws, hexagon and long nuts, machine screws, flat and spring washers, hexagon head screws, and U-bolts. Our products are widely used in the construction, electromechanical, shipbuilding, and manufacturing industries.

The following is a list of our main products and the respective industries where our products are applied:

Type	Application	Picture	Industry

Hexagon Bolts	Used in structural assemblies, machinery, and equipment installation for securing metal parts.		Construction / M&E / Marine

Hexagon/Long Nuts	Used together with bolts and washers to secure joints in steel structures and mechanical parts.		Construction / Fabrication / Marine

Flat/Spring Washers	Distribute load and prevent surface damage during tightening of bolts and nuts.		General Engineering / Electrical / Plumbing

U-Bolts	Designed to support and secure pipes, tubes, or round objects to surfaces such as walls or beams		Plumbing / HVAC / Marine

Fasteners Accessories	Include threaded rods, eye bolts, expansion bolts, and other fastening components for versatile fixing needs.		General Engineering / Construction / Maintenance

65

Typical Life Span of Fasteners

The following chart illustrates the stages and typical service life of our products in the fastener industry:

Stages	Life Span	Explanation

1	Consultation Stage

For regular orders, such as those from long-term customers or for standard products, the Group typically finalizes product specifications, quantities, and pricing within a few days. For non-routine orders, including large-volume or customized products, the timeline for confirmation is determined based on mutual agreement between the Group and the customer.

2	Procurement Stage	From the issuance of a purchase order to suppliers to the arrival of goods in Singapore, the procurement cycle generally takes approximately 25 to 35 days.
3	Delivery Stage

Upon arrival of the goods in Singapore, delivery to customers is usually completed within around three (3) days. Where adequate inventory is available, the Group is able to arrange immediate or expedited delivery.

4	Installation Stage

The installation schedule is determined by the progress of each customer’s project. Fasteners installation is performed by the customer, while the Group provides technical guidance or on-site support as needed.

5	After-Sales Stage	In practice, after-sales issues are rare, as all fasteners undergo factory self-inspection prior to shipment, random inspection by the Group upon arrival in Singapore, and spot inspection by customers upon receipt, providing triple-layer quality assurance. However, in the event of any product-related issues, the Group works closely with customers to resolve matters promptly, including product replacement where necessary.

Solar PV EPC

Our Solar PV EPC services primarily focus on projects management. After our customers approved our fee proposal, on behalf of our customers, we source suppliers who provide goods and services such as system design, regulatory submissions, procurement of solar modules and inverters, installation, testing, and commissioning. We also provide solar system operations and maintenance services, covering online cloud-based monitoring with alarm notifications, system performance and generation report, spot cleaning of PV modules and preventive maintenance site inspection, including structural checks, electrical measurements and thermal scanning.

66

Sales and Marketing

Fasteners

The fasteners industry in Singapore is relatively concentrated. With our operating history and reputation for product quality, our fasteners are certified under the FPC and the BSI. Benefiting from word-of-mouth referrals and long-standing customer relationships, both existing and new clients frequently engage us for their fasteners needs. In the case of large-scale projects or major engineering contracts, we enter into project-based supply agreements with its customers. Such agreements primarily set out the product supply schedule, product specifications, quantities, and pricing terms.

Solar PV EPC

As of the date of this prospectus, the director of LX is responsible for sourcing business opportunities and works closely with external professional engineers and experienced construction companies, and material suppliers to develop and maintain business relationships. This collaboration enables us to design and customize optimal solar system solutions tailored to the specific needs of our customers. We maintain relationships with our existing customers and actively pursue new business opportunities through word-of-mouth referrals and targeted marketing initiatives. As we establish our reputation and market presence in Singapore’s solar energy sector, we will be in a stronger position to conduct future sales and marketing efforts to capture more business opportunities in this industry.

Our Customers

For our fasteners segment, we serve major contractors and enterprises across the construction and M&E industries in Singapore. When developers undertake construction or engineering projects in Singapore, their contractors often engage us to supply the required fasteners. In addition to domestic projects, we also undertake overseas purchase orders from our customers, supplying fasteners for infrastructure developments in Indonesia. In the case of large-scale projects or major engineering contracts, the Group enters into purchase orders with its customers. Such agreements primarily set out the product supply schedule, product specifications, quantities, and pricing terms. We also cater to small and medium enterprises and individual consumers through our wholesale channel, offering flexible purchasing options for smaller-scale or urgent needs.

For our Solar PV EPC segment, we undertake solar installation projects in Singapore, providing clean energy solutions to enterprises and facility owners through the installation of rooftop solar photovoltaic systems on business premises. As of the date of this prospectus, we are actively executing a range of commercial and industrial rooftop Solar PV projects across major business districts and industrial zones in Singapore. These projects demonstrate our expanding presence in the commercial and industrial market segment and our capability to deliver customized clean energy solutions that support clients in achieving their sustainability objectives.

For the year ended June 30, 2025, customers that each accounted for 10% or more of our Group’s total revenue collectively contributed approximately 38% of our total revenue. For the year ended June 30, 2024, the customers that each accounted for 10% or more of our Group’s total revenue collectively contributed approximately 13% of our total revenue.

Our Suppliers

For our fasteners segment, we maintain a loyal and well-diversified network of suppliers, enabling us to build a reliable and efficient supply chain across all product categories. Our suppliers are primarily high-quality manufacturers based in China, specializing in fasteners and industrial components. The Group evaluates and selects its suppliers through a comprehensive assessment process including on-site inspections, verification of suppliers’ qualifications and certifications, and testing of product samples. Over the course of long-term cooperation, the Group assesses suppliers’ production capacity, technical capability, responsiveness, and communication efficiency to ensure reliability and alignment with the Group’s quality requirements. The Group also conducts regular on-site inspections at suppliers’ factories, generally on a quarterly basis, to review product quality, delivery timelines, and overall performance. Any issues identified during such inspections are addressed and resolved directly on-site to maintain consistent product standards and ensure timely delivery. To manage procurement costs, the Group performs periodic price benchmarking by comparing product prices among two to three peer suppliers every two to three months. This allows the Group to maintain competitive pricing and enhance cost efficiency. As of the date of this prospectus, the Group did not enter into any long-term or exclusive supply agreements with its suppliers. Instead, purchase orders are executed on a per-transaction basis, with the product specifications, quantities, and prices agreed individually according to the Group’s operational needs and business plan.

67

For our Solar PV EPC segment, we source solar panel from suppliers in Singapore and engage external professional engineers and on-site installation personnel for the installation of solar panels.

For the year ended June 30, 2025, the suppliers that each accounted for 10% or more of the Group’s total purchases collectively contributed approximately 70% of our total cost of revenue. For the year ended June 30, 2024, the suppliers that each accounted for 10% or more of the Group’s total purchases collectively contributed approximately 80% of our total cost of revenue.

Competition

Fasteners

The fasteners industry in Singapore is relatively concentrated. Our competitive advantage lies in our strong overall capabilities. We supply fasteners that are certified under the FPC and the BSI, and we also provide our customers with customized products fitting their specific requirements and consulting services. In addition, we are able to deliver services efficiently and effectively to meet our customers’ needs.

Solar EPC

Our primary competitors are traditional utilities that supply electricity to commercial and industrial customers. We compete with these utilities primarily on the basis of price (cents per kilowatt-hour), the predictability of future energy costs (through pre-determined annual price escalations), and the relative ease with which commercial and industrial clients can transition to electricity generated by our solar energy systems.

We compete in the C&I Solar PV EPC market in Singapore. The competitive landscape primarily includes (a) regional and multinational EPC firms with established track records, brand recognition, and long-standing relationships with C&I customers; (b) local solar contractors that typically operate with relatively low fixed overhead but may lack the scale, technical expertise, or integrated service offerings required by larger C&I clients; and (c) sales intermediaries that partner with third-party EPC providers to deliver projects. We believe that we compete favorably in this market by (a) providing a more tailored and responsive customer experience than larger multinational EPC firms; (b) offering competitive pricing and a more comprehensive suite of services than smaller local contractors; and (c) delivering a more seamless and transparent project execution experience than sales-intermediary models.

Seasonality

We do not experience any significant trends or seasonality in our business.

Insurance

We maintain public liability insurance and work injury compensation insurance in accordance with the provisions of the laws of Singapore. We believe that our current insurance coverage is sufficient for the business operations and is consistent with the industry norm in Singapore.

68

Properties

Our principal executive office and warehouse are located in Singapore. These facilities currently accommodate our management headquarters, as well as most of our product storage, sales and marketing, and general administrative activities.

As of the date of this prospectus, we do not own any properties. We lease one (1) office which is also used as the office and warehouse in Singapore in connection with our business operations, the details of which are set out below:

Address	Approximate Gross Floor Area (sq m)	Usage of the Property
Sin Lian Seng Bolts & Nuts Pte Ltd 30 Kranji Loop, #02-12, Singapore 739570	1,418	Office and Warehouse

Intellectual Property

The Group does not own any intellectual property. As of the date of this prospectus, we have one pending trademark in Singapore.

Set forth below is a detailed description of our pending trademark:

No.	Trademark	Status	Application No.	Filing Date

1.		Pending	40202523305P	September 9, 2025

Employees

We have 17 full-time employees as of the date of this prospectus. The following table sets forth a breakdown of our full-time employees by function, as of the same date:

Role	Number of Employees
Management	3
Business Development, Sales and Marketing	1
Finance	2
Operation	10
Human Resources	1
Total	17

We believe that we offer our employees competitive compensation packages. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We have not experienced any material labor disputes in the past, and we consider our relations with our employees to be good. None of our employees are represented by a labor union.

Licenses

Our principal business activities are located in Singapore and are subject to regulation by applicable laws, regulations and government agencies in Singapore. There are currently no regulations that require us to possess licenses.

69

Privacy Protection

We are committed to safeguarding the user data that we collect, process, store, and use in the course of our operations. Protecting confidential and sensitive information is essential to maintaining the trust of our customers. To this end, we have adopted enhanced encryption technologies to secure data transmission, encrypt confidential personal information in storage, and apply encryption protocols commensurate with the level of risk. In addition, we have established stringent internal policies and procedures governing data security and protection to prevent any unauthorized access to or use of user data. All employees are required to strictly comply with these internal policies to ensure that user information remains secure. We also limit the personal information our employees and systems are permitted to collect to only what is strictly necessary to conduct our business.

To reinforce our practices, we provide ongoing training and awareness programs to educate employees on the importance of data security and their responsibilities in information management. Access to sensitive information and systems is restricted to authorized personnel who need such access to perform their job functions.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions such as those relating to breach of contract and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATION

Regulations Related to our Business Operation in Singapore

The business operations of our Operating Subsidiaries are subject to the laws and regulations which are of general application in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implications of such laws and regulations.

Regulations related to employment and labor protection

Employment Act 1968 of Singapore (the “Employment Act”)

The Employment Act is administered by the Ministry of Manpower (“MOM”) and stipulates the rights and obligations of employers and employees. As a general note, the Employment Act covers every employee who is under a contract of service with an employer, including workman (Part 4 of the Employment Act). In particular, not all parts of the Employment Act are applicable to every employee or employer who comes within the definition of an employee (as highlighted above). In this regard, Part 4 of the Employment Act sets out rest days, hours of work, holidays and other conditions of service that apply only in relation to:

(a) workman who is in receipt of a salary not exceeding S$4,500 a month; and

(b) every employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary not exceeding S$2,600 a month.

(in both instances, excluding overtime payments, bonus payments, annual wage supplements, productivity incentive payments and any allowance however described)

The Employment Act also provides for regulations relating to (i) the minimum number of days of annual leave, (ii) paid public holidays and sick leave, and (iii) statutory protection against wrongful dismissal, for all employees covered under the Employment Act. To this end, the leave entitlements under Part 10 of the Employment Act are mandatory for any employee that falls within the scope of the Employment Act. Section 90 of the Employment Act provides that where an employer employs any person as an employee contrary to the provisions of Part 10 or fails to pay any salary in accordance with the provisions of Part 10 shall be guilty of an offence and shall be liable on first conviction to a fine not exceeding S$5,000.

Central Provident Fund Act 1953 of Singapore (the “CPF Act”)

The Central Provident Fund (“CPF”) is a social security savings scheme funded by contributions from employers and employees formed pursuant to the CPF Act. It enables working Singapore citizens and permanent residents to set aside funds for retirement. It also addresses healthcare, home ownership, family protection and asset enhancement. Under the CPF Act, both employers and employees make monthly CPF contributions on the amount of wages at the rates set out in the CPF Act. CPF contributions are due at the end of the month and an employer has a grace period of 14 days to pay it. The employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, the employer can recover the employee’s share by deducting it from their wage when the contributions are paid for that month.

70

The CPF Act provides that in general if any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction to pay a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or both, and if that person is a repeat offender for the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or both.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”)

The employment of foreign workers in Singapore is governed by the EFMA and regulated by the Ministry of Manpower. In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign worker unless he has obtained in respect of the foreign worker a valid work pass. The foreign worker has to be employed and carry out duties in respect of his or her work pass. There are various employment passes available for foreign workers depending on whether the prevailing qualifying salary and other criteria are met. The number of pass holders a company can hire may also be limited by a quota (or dependency ratio ceiling) and subject to sector-specific limitations, including conditions for source countries or regions, age when applying and maximum period of employment. The employment of foreign workers is also subject to the payment of levies. Companies which hire close to the maximum quota are required to pay higher levies.

Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a)	be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b)	on a second or subsequent conviction:

(i)	in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; and

(ii)	in any other case, be punished, with a fine not less than S$20,000 and not more than S$60,000.

Laws relating to Workplace Safety

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include, but are not limited to: (i) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work; (ii) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (iii) ensuring that employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (iv) developing and implementing procedures for dealing with emergencies that may arise while those employees are at work; and (v) ensuring that employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

71

Any person guilty of an offence under the WSHA (but not including the relevant regulations) for which no penalty is expressly provided by the WSHA shall be liable on conviction:

(a) in the case of a natural person, to a fine not exceeding S$200,000 or to imprisonment for a term not exceeding two (2) years or to both; and

(b) in the case of a body corporate, to a fine not exceeding S$500,000, and, if the contravention in respect of which he was so convicted continues after the conviction, he shall (subject to Section 52 of the WSHA) be guilty of a further offence and shall be liable to a fine:

(i) in the case of a natural person, not exceeding S$2,000 for every day or part thereof during which the offence continues after conviction; or

(ii) in the case of a body corporate, not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

Under the WSHA, the Commissioner for Workplace Safety and Health may serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

As an employer in Singapore, each of our Operating Subsidiaries, is required to adhere to the WSHA and adopt these measures to ensure the safety and health of its employees and persons (not being employees of each of our Operating Subsidiaries) who may be affected by any undertaking carried on by him in our Group’s office premises in Singapore.

Workplace Safety and Health (Incident Reporting) Regulations (the “WSHIR”)

Under Regulation 4 of the WSHIR, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner for Workplace Safety and Health.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace on or after September 1, 2020, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner for Workplace Safety and Health of the accident within 10 days after the date the employer first has notice of the accident.

As an employer in Singapore, each of our Operating Subsidiaries is required to adhere to the WSHIR reporting requirements in the situation where any accident occurs at our Group’s office premises or workplace which results in the injury or death of any employee.

Work Injury Compensation Act 2019 of Singapore (the “WICA”)

The WICA provides that if any employment personal injury by accident arises out of and in the course of the employment is caused to an employee, the employer shall be liable to pay compensation in accordance with the provisions of WICA. The amount of compensation under the WICA in respect of any personal injury of an employee caused by accident arising out of and in the course of his employment shall be computed in accordance with a fixed formula as set out in the Fifth Schedule of the WICA, subject to a maximum and minimum limit.

72

Pursuant to Section 24(1) of WICA read with Regulation 3 and the Second Schedule of the Work Injury Compensation (Insurance) Regulations 2020, employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees whose salary within the meaning of the Employment Act received from the employer does not exceed S$2,600 a month. Any employer who fails to insure himself in accordance with WICA shall be guilty of an offence and shall be liable to, on conviction, a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Laws relating to Personal Data Protection

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual, who can be identified from that data or other accessible information), and is administered and enforced by the regulator, the Personal Data Protection Commission (“PDPC”). The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data and to provide individuals with the right to access and correct their own personal data.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale.

In addition, the PDPA also established a Do-Not-Call Registry (“DNC Registry”) which allows individuals to register their Singapore telephone numbers in any of the three Do-Not-Call Registers (“DNC Register”) to opt out of receiving specified messages via voice call, specified text messages and specified fax messages. Under the PDPA, before an organization sends a specified message to a Singapore telephone number, it must check with the DNC Registry to confirm that the number is not listed on the DNC Register, unless the personal has obtained clear and unambiguous consent in evidential form from the user or subscriber of the number.

Non-compliance with the PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the financial penalty that may be imposed is S$1 million, or may be up to 5% of the organization’s annual local turnover for more egregious cases.

73

Laws relating to Taxation

Goods and Services Tax Act 1993 of Singapore (the “GST Act”)

Goods and Services Tax (“GST”) is a broad-based consumption tax levied pursuant to the GST Act on the import of goods, as well as nearly all supplies of goods and services in Singapore. It is an indirect tax expressed as a percentage applied to the selling price of goods and services provided by GST registered entities in Singapore. The prevailing rate of GST is 9%. As GST is charged to the end consumer, the GST-registered entity does not generally incur any costs in relation to GST and merely collects taxes on behalf of the local tax authority.

A company is required to register for GST when the turnover of its business is more than S$1 million at the end of the calendar year, or is expected to exceed S$1 million in the next 12 months. If a company fails to make a correct return by omitting or understating any output tax or any other tax for which it is accountable, it will be guilty of an offence and on conviction be required to pay a penalty equal to double the amount of tax which has been undercharged. Failure to make returns within the prescribed period under the GST Act will also expose a company to a penalty equal to 5% of the amount of tax payable, if the amount of tax outstanding is not paid within 60 days after the imposition of the 5% penalty, an additional penalty of 2% of the tax outstanding is payable for each completed month that the tax remains unpaid commencing from the date on which the tax became payable, but the total additional penalty must not exceed 50% of the amount of tax outstanding.

GST exemptions apply to the provision of most financial services, the sale and lease of residential properties, and the importation and local supply of investment precious metals. Goods that are exported and international services are zero-rated.

Income Tax Act 1947 of Singapore (the “ITA”)

The corporate income tax (“CIT”) rate in Singapore is currently 17% of its chargeable income and applies to both local and foreign companies. In addition, 75% of up to the first S$10,000, and 50% of up to the next S$190,000, of a company’s chargeable income otherwise subject to normal taxation is exempt from corporate tax. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing CIT. The Singapore Government announced in the Singapore Budget 2025 that in order to help companies manage rising costs, a CIT rebate (the “CIT Rebate”) of 50% of the corporate tax payable will be granted to all taxpaying companies, whether tax resident or not, for the year of assessment 2025. Additionally, companies that have employed at least one local employee in 2024 will receive S$2,000 in cash payout (the “CIT Rebate Cash Grant”). The maximum total benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

Payment of corporate tax must be made within one (1) month from the date of notice after which a 5% penalty can be imposed on the unpaid tax amount. If the amount of tax outstanding is not paid within 60 days of the imposition of the 5% penalty, an additional penalty of 1% of the tax outstanding shall be payable for each completed month that the tax remains unpaid, but the total additional penalty shall not exceed 12% of the amount of tax outstanding.

Laws relating to Dividend Distributions

Companies Act 1967 of Singapore (the “Singapore Companies Act”)

The Singapore Companies Act governs the distribution of dividends in Singapore. Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits. The Singapore Companies Act also prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares. Distribution of dividends must also be done in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Laws relating to Anti-Money Laundering and Prevention of Terrorism Financing

Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (the “CDSA”)

The primary anti-money laundering legislation in Singapore is the CDSA, which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits. The CDSA permits the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes.

74

Terrorism (Suppression of Financing) Act 2002 of Singapore (the “TSOFA”)

The TSOFA is the primary legislation for the combating of terrorism financing. The TSOFA criminalizes terrorism financing and prohibits any person in Singapore from dealing with or providing services to a terrorist entity, including those designated pursuant to the TSOFA. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office, Singapore’s Financial Intelligence Unit within the Criminal Affairs Division of the Singapore Police Force. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

In addition, the TSOFA has extraterritorial reach, and any person outside Singapore who commits an act or omission that would constitute an offense under the TSOFA if committed in Singapore may be proceeded against, charged, tried and punished accordingly in Singapore.

Laws relating to Foreign Investment and Exchange Control

Singapore does not have an umbrella regime for regulating foreign investment. Instead, foreign investment is regulated (if at all) by sector. Singapore imposes no significant restrictions on the repatriation of earnings and capital, or on remittances, foreign exchange transactions and capital movements.

Laws relating to Intellectual Property

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the World Trade Organization’s Agreement on Trade Related Aspects of Intellectual Property Rights.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers:

Name	Age	Position(s)
Sam Zheng Sun	51	Chairman of the Board of Directors and Chief Executive Officer
Guohao Chen	35	Chief Financial Officer
Kewei Soh	41	Chief Operating Officer and Director
Gan Ker Wei	50	Independent Director
Yang Wang	37	Independent Director
Wentworth Wang	44	Independent Director

75

Sam Zheng Sun, Chairman of the Board of Directors and Chief Executive Officer

Mr. Sam Zheng Sun has served as the Chairman of the board of directors (the “Board”) and Chief Executive Officer of the Company since December 2, 2025. Mr. Sun has over 20 years of experience in private equity, corporate management, and strategic investments. He currently serves as chief executive officer of DT Cloud Star Acquisition Corporation since April 2025, where he is responsible for leading strategic vision and overseeing all corporate initiatives to drive business combinations, and ensuring full compliance with SEC regulation. Since October 2023, Mr. Sun has been serving as a partner at BZS Realty, where he is responsible for leveraging extensive private equity and asset management experience to lead deal structuring, capital deployment, and investment strategy, enhancing firm value and delivering strong returns for clients. From May 2023 to January 2025, he was partner at Alto Vera Equity Partners since May 2023, where he is responsible for advising deal sourcing, evaluation, due diligence, and exit planning for private equity investments, and providing strategic guidance on portfolio value creation and exit planning. From March 2021 to February 2023, Mr. Sun was managing director at Affinity Equity Partners, where he led investments in B2B services, consumer staples, and advanced manufacturing sectors. During his tenure, he facilitated the establishment of a joint venture between South Korea’s leading industrial maintenance, repair and operations enterprise and a major Chinese fastener-listed company and secured a cooperation contract with SF Express. From October 2018 to April 2020, he served as a partner at Sequoia Capital, spearheading Sequoia China’s buyout strategy and evaluating cross-border acquisition opportunities across China, the U.S., and Europe. Earlier in his career, Mr. Sun held key roles at AGIC Capital, CITIC Capital, and Hony Capital, where he led numerous merger and acquisition transactions.

Mr. Sun has completed his Bachelor of Science (with a minor in Economics) from University of Pittsburgh in May 1997 and subsequently obtained his Master of Business Administration in finance from the UCLA Anderson School of Management in May 2007.

We believe that Mr. Sun’s experience in the finance industry qualifies him to serve on our board of directors.

Guohao Chen, Chief Financial Officer

Mr. Guohao Chen has served as Chief Financial Officer of the Company since December 2, 2025. Mr. Chen has over 10 years of experience in investment. Since March 2025, he has served as managing director at Shenzhen Infinity Star Industrial Co., Ltd., where he focuses on origination and execution of equity investments in new energy, new materials, advanced manufacturing, and TMT sectors, and conducts dynamic research and valuation analysis of target companies. From September 2020 to February 2025, Mr. Chen served as investment vice president at Minmetals Innovative Investment Co., Ltd., where he focused on industrial investments, executed private equity investments, and led the full investment lifecycle—including deal origination, due diligence, valuation modeling, deal structuring, negotiations and post-investment portfolio management. From July 2015 to July 2020, he worked in the investment banking division of Haitong Securities Co., Ltd., advancing from associate to vice president, and participated in A-share IPOs, equity refinancings, and merger and acquisition transactions in advanced manufacturing, clean energy, and healthcare sectors.

Mr. Chen has completed his Bachelor of Economics from the School of Economics at Renmin University of China in 2013 and subsequently obtained his Master of International Business from the same university in 2015.

Kewei Soh, Chief Operating Officer and Director

Mr. Kewei Soh has served as the Chief Operating Officer and Director of the Company since December 2, 2025. Mr. Soh has over 15 years of experience in energy, real estate, and industrial sectors. Since November 2022, he has served as managing partner of both Millenia Energy Pte Ltd and Millenia RECs Pte Ltd. Since May 2020, he has served as an advisor at Poh Wah Group, where he drives operational optimization, supply chain management, and carbon reduction initiatives, and facilitates the adoption of Renewable Energy Certificates. Since January 2019, he has been an advisor at Metronic Global Berhad, a company listed on the Main Market of Bursa Malaysia Securities Berhad, advising on solar energy initiatives and project financing. Since November 2013, Mr. Soh has been managing partner at JF Strategic Management Pte Ltd, overseeing a portfolio of JTC commercial and industrial properties in Singapore, and assisting clients with real estate policies compliance, asset value enhancement, strategic acquisition and dispossession and redevelopment projects. From November 2013 to May 2016, he was business development director at Spindex Energy Services Pte Ltd (a wholly-owned subsidiary of Spindex Industries Ltd., a company listed on the Main Board of the Singapore Exchange), a manufacturer of oil tools and subsea and surface system equipment, where he oversaw national sales, strategic planning, design, marketing and vision. Mr. Soh was also responsible for the development of new products and distribution channels, sourcing new clients, developing and maintaining client relationships. From May 2009 to December 2013, he was manager at AME International Pte Ltd, where he was responsible for project tender, contract negotiation with clients and suppliers, conducting market research and maintaining network with business partners and associates in oil and gas industry and overseeing quality management system and health, safety and environment audit.

Mr. Soh has completed his Bachelor of Engineering (Hons) in Chemical Engineering (with a minor in Business from Nanyang Business School) from Nanyang Technological University in 2009 and subsequently obtained his Master of Science in Finance from University College Dublin, National University of Ireland in 2013.

We believe that Mr. Soh’s experience in the energy sector qualifies him to serve on our board of directors.

76

Gan Ker Wei, Independent Director

Mr. Gan Ker Wei has served as the Independent Director of the Company since December 2, 2025. He has over 20 years of experience in the equity capital market. Since November 2023, Mr. Gan has served as Business Development President at Dominant Apex Limited, responsible for the business development. Since December 2014, Mr. Gan has served as founder & chief executive officer of Walgan Investment, an advisory and investment company with focus on pre-IPO investment, private and public equity. From 2009 to 2016, he was managing director at Sun Hung Kai Financial, focusing on equity capital market in Greater China and Southeast Asia. From 2007 to 2009, Mr. Gan served as head of Southeast Asia equity capital markets at JPMorgan (Hong Kong/Singapore), responsible for equity capital market origination and execution with focus on Southeast Asia and Hong Kong. From 2005 to 2007, he was head of syndicate, equity capital markets at DBS in Hong Kong, leading the equity syndicate desk covering Greater China. From 2000 to 2004, he worked in the equity capital markets division at Deutsche Bank in Hong Kong, advising companies on IPOs, share placements, and structured equity solutions. From 1997 to 2000, he held roles in audit & assurance and management consulting at KPMG in London.

Mr. Gan completed his Bachelor of Science in Economics (with a major in Accounting and Finance) from the London School of Economics and Political Science in 1997. He subsequently became a fully qualified member of the Institute of Chartered Accountants of England & Wales (ICAEW) in 2000.

We believe that Mr. Gan’s experience in capital market qualifies him to serve on our board of directors.

Yang Wang, Independent Director

Ms. Yang Wang has served as the Independent Director of the Company since December 2, 2025. Ms. Wang has served as chief executive officer of Linkage Global Inc. since May 2025 and has been an adjunct lecturer at Baruch College since 2021. From March 2025, she has served as vice president at Vessel Global Capital. From May 2023 to March 2024, she held the position of executive assistant at PX SPAC Capital Inc. From April 2024 to May 2025, she was board secretary of Hudson Acquisition I Corp., where she oversaw corporate governance and SEC filing matters. From 2019 to 2021, she held the position of chief operating officer at DC Power Share, managing daily operations and strategic execution. From September 2012 to September 2018, she founded LYCW.INC and served as its chief executive officer, building the company’s business framework and client network.

Ms. Wang has completed her Bachelor of Arts in Chinese Literature and Linguistics from Peking University in 2011 and subsequently obtained her master’s degree from Columbia University in 2015.

We believe that Ms. Wang’s experience with listed company qualifies her to serve on our board of directors.

Wentworth Wang, Independent Director

Mr. Wentworth Wang has served as the Independent Director of the Company since December 2, 2025. Mr. Wang has over 15 years of audit and accounting experience. Since March 2016, he has been an audit partner at Kayan Accounting, PA, leading audit engagements for non-public companies, serving as a financial advisor, and providing consulting services to diverse international clients. From 2014 to February 2016, he was audit manager at Moss, Krusick & Associates, LLC CPAs, where he managed over 20 large-scale audit projects (including multi-location audits of fast-food franchise companies), led quality control reviews and compliance efforts, and trained senior and staff auditors. From 2012 to 2013, he served as a senior auditor at the same firm, supervising staff auditors and conducting audit, review, and compilation engagements for governmental, non-profit, and corporate entities, and assisting Chinese SEC registrants in complying with PCAOB standards. Mr. Wang also gained audit experience at Berman Hopkins Wright & LaHam, LLP CPAs from 2009 to 2011 and Mcgladrey, LLP CPAs from 2007 to 2008.

Mr. Wang has completed his Bachelor of Science in Accounting from the University of Central Florida in 2005, subsequently obtained his Master of Science in Accounting from the same university in 2007, and further obtained his Master of Science in Management (Business Analytics Track) from there in 2017. He is a Certified Public Accountant (CPA) in the State of Florida.

We believe that Mr. Wang’s experience in the accounting qualifies him to serve on our board of directors.

77

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nomination committee under the board of directors, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist the Company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, the Nasdaq and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq, each committee’s charter will be available on our website at [  ]. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit Committee

Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang will serve on the audit committee, which will be chaired by Mr. Wentworth Wang. Our board of directors has determined that Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang satisfy the “independence” requirements of the rules of the SEC and the Nasdaq, and that each of them has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Wentworth Wang as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	e-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

78

Compensation Committee

Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang will serve on the compensation committee, which will be chaired by Mr. Gan Ker Wei. Our board of directors has determined that Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang satisfy the “independence” requirements of the rules of the SEC and the Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang will serve on the nomination committee, which will be chaired by Ms. Yang Wang. Our board of directors has determined that Mr. Wentworth Wang, Mr. Gan Ker Wei and Ms. Yang Wang satisfy the “independence” requirements of the rules of the SEC and the Nasdaq. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

79

Powers and Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

In accordance with our post-offering memorandum and articles of association, the powers of our board of directors include, among others:

●	convening shareholders’ general meetings;

●	declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of our Company lawfully available therefor;

●	appointing and removing any natural person or corporation, whether or not a director to hold such office in our Company as the directors may think necessary for the administration of our company

●	exercising all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party; and

●	approving the transfer of shares of our company.

In addition, in case of an equality of votes, the chairman of the meeting of the directors of our company shall have a second or casting vote.

Terms of Directors and Officers

The Company may by ordinary resolution appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the board of directors. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision.

A director may be removed from office by ordinary resolution of shareholders, notwithstanding anything in our post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; and (vi) is removed from office pursuant to any other provision of post-offering memorandum and articles of association.

Our directors may from time to time appoint any natural person or corporation, whether or not a director to hold such office in the Company as the directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the directors may think fit.

Corporate Governance Guidelines

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Compensation of Directors and Executive Officers

For the years ended June 30, 2024 and 2025, we paid an aggregate of approximately S$158,400 and S$158,400, respectively, in cash to our directors and executive officers as a group.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our post-offering memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

80

Employment Agreements and Indemnification Agreements

[We expect to enter into employment agreements with each of our executive officers for a specified time period providing that the agreements will be terminable for cause at any time. The terms of these agreements will be substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 60-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.]

Each executive officer will agree to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our customers, received by our company. Each of these executive officers will also agree to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our Ordinary Shares as of the date of this prospectus by:

●	each of our directors and executive officers;

●	all of the directors and executive officers, as a group; and

●	each person known to us who will beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on [2,000] Ordinary shares issued and outstanding,

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. None of the shareholders listed below are participating in the separate resale offering included in the registration of which this prospectus forms a part.

	Ordinary Shares Beneficially Owned Prior to this Offering(1)		Ordinary Shares Beneficially Owned After this Offering(2)
	Shares	%	Shares	%
Directors and Executive Officers:
Sam Zheng Sun, Chairman of the Board of Directors and Chief Executive Officer,	-	-
Guohao Chen(3), Chief Financial Officer	686	34.3%
Kewei Soh, Chief Operating Officer and Director	1,020	50.9%
Yang Wang, Independent Director	-	-
Wentworth Wang, Independent Director	-	-
Gan Ker Wei, Independent Director	-	-
All executive officers and directors (six (6) persons above)	1,706	85.2%

Principal Shareholders holding 5% or more:
Kewei Soh	1,020	50.9%
CHJD INVESTMENT LIMITED(3)	686	34.3%

(1)	Based on [2,000] ordinary shares issued and outstanding as of the date of this prospectus.

(2)	Based on [ ] ordinary shares issued and outstanding after this offering.

(3)	Guohao Chen beneficially owns 686 Ordinary Shares through CHJD INVESTMENT LIMITED, a business company incorporated under the laws of the British Virgin Islands. Guohao Chen has the sole voting and dispositive power of all the shares held by CHJD INVESTMENT LIMITED. The registered address of CHJD INVESTMENT LIMITED is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

Significant Historical Changes to Our Shareholding

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

81

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Other Related Party Transactions

In addition to the employment agreements and indemnification agreements, we describe below the related party transactions of our Company that occurred during the years ended June 30, 2023, 2024 and 2025, and for the period beginning July 1, 2025 through the date of this prospectus.

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2023, 2024 and 2025:

Names of related parties	Relationship
Mr. Yao Yao	Our former controlling shareholder and director of the Company
Infinitee Systems PTE. LTD.	Ultimately controlled by Mr. Yao Yao
Jinson Asia Hardware PTE. LTD.	Ultimately controlled by Mr. Yao Yao
Shanghai Sage International Trading Co., LTD.	Ultimately controlled by Mr. Yao Yao

Related party balances

Accounts receivable from related parties

The table below sets forth our accounts receivable from related parties as of June 30, 2023, 2024 and 2025:

		As of June 30,
		2023	2024	2025
Name of related parties	Nature	S$	S$	S$
Infinitee Systems PTE. LTD.	Fastener products sales to related parties	128,394	283,867	584,012
Jinson Asia Hardware PTE. LTD.	Fastener products sales to related parties	25,284	-	83,830
Total		153,678	283,867	667,842

As of the date of this prospectus, Infinitee Systems PTE. LTD. and Jinson Asia Hardware PTE. LTD. were no longer related parties to the Company.

82

Amounts due from related party

The table below sets forth our amounts due from related party as of June 30, 2023, 2024 and 2025:

		As of June 30,
		2023	2024	2025
Name of related party	Nature	S$	S$	S$
Mr. Yao Yao	Loan to a related party and payments on behalf of the Company for daily operations	-	690,338	883,494

As of the date of this prospectus, Mr. Yao was no longer related party to the Company.

Accounts payable to related parties

The table below sets forth our accounts payable to related parties as of June 30, 2023, 2024 and 2025:

		As of June 30,
		2023	2024	2025
Name of related parties	Nature	S$	S$	S$
Jinson Asia Hardware PTE. LTD.	Fastener products purchase from related parties	26,023	52,180	104,388
Infinitee Systems PTE. LTD.	Fastener products purchase from related parties	63,464	57,127	37,008
Shanghai Sage International Trading Co., LTD.	Fastener products purchase from related parties	938,275	447,927	-
Total		1,027,762	557,234	141,396

As of the date of this prospectus, Jinson Asia Hardware PTE. LTD., Infinitee Systems PTE. LTD. and Shanghai Sage International Trading Co., LTD. were no longer related parties to the Company.

Contract liability to related party

The table below sets forth our contract liability to related party as of June 30, 2023, 2024 and 2025:

		As of June 30,
		2023	2024	2025
Name of related party	Nature	S$	S$	S$
Jinson Asia Hardware PTE. LTD.	Fastener products purchase from related parties	-	261,112	-

As of the date of this prospectus, Jinson Asia Hardware PTE. LTD. was no longer related party to the Company.

83

Amount due to related parties

The table below sets forth our amount due to related parties as of June 30, 2023, 2024 and 2025:

		As of June 30,
		2023	2024	2025
Name of related parties	Nature	S$	S$	S$
Jinson Asia Hardware PTE. LTD.	Interest-free loans from related parties	-	-	96,994
Infinitee Systems PTE. LTD.	Interest-free loans from related parties	-	80,000	-
Mr. Yao Yao	Loan to a related party and payable on behalf of the Company for daily operations	140,835	-	-
Total		140,835	80,000	96,994

As of the date of this prospectus, Jinson Asia Hardware PTE. LTD. and Infinitee Systems PTE. LTD. were no longer related parties to the Company.

Related party transactions

The table below sets forth our significant transactions with related parties during the years ended June 30, 2023, 2024 and 2025:

	As of June 30,
	2023	2024	2025
	S$	S$	S$
Purchase from related parties
Shanghai Sage International Trading Co., LTD.	2,053,740	1,399,076	174,630
Infinitee Systems PTE. LTD.	64,644	65,883	81,639
Jinson Asia Hardware PTE. LTD.	95,809	75,300	47,898
Subtotal	2,214,193	1,540,259	304,167

Sales to related parties
Jinson Asia Hardware PTE. LTD.	75,254	510,255	955,890
Infinitee Systems PTE. LTD.	466,562	739,128	891,627
Subtotal	541,816	1,249,383	1,847,517

Rental and service income provided to a related party
Infinitee Systems PTE. LTD.	-	710,496	312,000

Interest-free loans from related parties
Infinitee Systems PTE. LTD.	-	80,000	100,000
Jinson Asia Hardware PTE. LTD.	-	-	96,994
Subtotal	-	80,000	196,994

Repayment of interest-free loans from a related party
Infinitee Systems PTE. LTD.	-	-	180,000

Loan to a related party
Mr. Yao Yao	-	1,000,000	-

84

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 10,000,000,000 ordinary shares, par value of US$0.000005 each. As of the date of this prospectus, [        ] Ordinary Shares are issued and outstanding.

Upon the closing of this offering, we will have [            ] Ordinary Shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our post-offering memorandum and articles of association provide that subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, the company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. At any general meeting a resolution put to the vote of the meeting shall be decided by poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. Subject to any rights and restrictions for the time being attached to any share, every Shareholder Present in person or represented by its duly authorised representative or proxy shall have one (1) vote for each Ordinary Share of which such Shareholder is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. On a poll votes may be given either personally or by proxy.

An ordinary resolution means a resolution: (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our post-offering memorandum and articles of association (in computing the majority regard shall be had to the number of votes to which each shareholder is entitled by our post-offering memorandum and articles of association); or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

A special resolution means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but shall not be obliged to) in each calendar year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

85

The chairman or a majority of the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. Advance notice of at least ten (10) clear days shall be given for any general meeting. A quorum required for any general meeting of shareholders consists of one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than a majority of all votes attaching to all shares in issue and entitled to vote at such general meeting present.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary shares is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty calendar days in any calendar year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

86

Redemption, Repurchase and Surrender of Shares. We may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by the board. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors, or are otherwise authorised by our post-offering memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially and adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

●	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

●	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

●	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

●

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the shareholders upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

●

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

●

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

●

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

●

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

●	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the directors may reserve an appropriate number of shares for the time being unissued. The Company shall not issue Shares to bearer.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for our register of mortgages and charges, our memorandum and articles of association and special resolutions of our shareholders). Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands However, our post-offering memorandum and articles of association provide that our directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any of our account or book or document except as conferred by law or authorised by the directors, provided that the shareholders shall receive the annual audited financial statements of our Company. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

87

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

88

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

89

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

● a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

● those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or principal shareholders and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

90

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our post-offering memorandum and articles of association provide that any action required or permitted to be taken at general meetings of our Company may be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-tenth (1/10) of the total number of votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed from office by ordinary resolution of shareholders, notwithstanding anything in our post-offering memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. A director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (v) is prohibited by law from being a director; and (vi) is removed from office pursuant to any other provision of post-offering memorandum and articles of association.

91

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

92

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

The Company also reserves the right to refuse to make any redemption payment to a shareholder if directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure compliance with any such laws or regulations in any applicable jurisdiction.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and while we intended to apply for the listing of our ordinary shares on the Nasdaq Capital Market, we cannot assure you that an active trading market for our ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our ordinary shares.

Assuming the sale of [ ] Ordinary Shares in this offering, upon the closing of this offering, we will have [ ] issued and outstanding Ordinary Shares, assuming the underwriters do not exercise their option to purchase additional Ordinary Shares.

All of the Ordinary Shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any Ordinary Shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding Ordinary Shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted Ordinary Shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our Ordinary Shares acquired in this offering by our affiliates.

93

Lock-Up Agreement

[We have agreed, for a period of 180 days from the date of this prospectus, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), for a period of 180 days from the date of this prospectus, without the prior written consent of the representative of the underwriters.

Furthermore, each of our directors and executive officers and all other existing holders of our ordinary shares securities convertible into or exercisable for ordinary shares prior to this offering have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our ordinary shares.]

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ordinary shares may dispose of significant numbers of the ordinary shares in the future. We cannot predict what effect, if any, future sales of the Ordinary Shares, or the availability of the Ordinary Shares for future sale, will have on the trading price of the ordinary shares from time to time. Sales of substantial amounts of the Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the Ordinary Shares.

Rule 144

Non-affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

94

Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any of our affiliates who owns shares that were acquired from us or an affiliate of us for at least six months (if subject to compliance with the public information requirement of Rule 144(c)) or one year (in any other case) prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of our ordinary shares then outstanding of the same class, which will equal approximately [ ] Ordinary Shares immediately following this offering, assuming the underwriters do not exercise the over-allotment option to purchase additional Ordinary Shares; or [ ] Ordinary Shares if the underwriters exercise their option in full to purchase additional ordinary shares; or

●	the average weekly reported trading volume of our ordinary shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

In addition, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Ordinary Shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of material Cayman Islands tax, Singapore tax and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

95

Singapore Taxation

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, all Singapore resident companies (except co-operatives) are under the one-tier corporate tax system, where tax on corporate profits is final and dividends paid by a Singapore-resident company are tax exempt in the hands of the shareholder.

Withholding Taxes

Singapore currently does not impose withholding tax on dividend distributions.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is generally levied on the import of goods and services into Singapore, as well as nearly the supply of goods and services made in Singapore (other than an exempt supply) at the prevailing rate of 9% with effect from January 1, 2024.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore. Generally, a company is considered a Singapore tax resident for a particular year of assessment if the control and management of its business was exercised in Singapore in the preceding calendar year.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt from tax. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate or applicable concessionary corporate income tax rate.

Newly incorporated Singapore companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000 of a company’s annual normal chargeable income, for the company’s first three consecutive years of assessment, or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the prevailing corporate tax rate or applicable concessionary corporate income tax rate.

Stamp Duties

Stamp duty in Singapore is generally payable only on instruments relating to the transfer of immovable property located in Singapore or shares of companies incorporated in Singapore or shares which are maintained in any share register in Singapore.

96

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of dividends and other distributions on our ordinary shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

97

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell ordinary shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

98

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

99

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

100

UNDERWRITING

In connection with this offering, we expect to enter into an underwriting agreement with [  ], the representative of the underwriters named in this prospectus (“Representative”), with respect to the offering of the Ordinary Shares described in this prospectus. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of Ordinary Shares listed next to its name in the following table:

Underwriter	Number of Ordinary Shares
[●]

Total

[To be updated]

EXPENSES OF THIS OFFERING

Set forth below is an itemization of our total expenses, excluding underwriting discount and the non-accountable expense allowance that we expect to incur in connection with the offer and sale of the Ordinary Shares by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
Nasdaq listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous expenses	US$
Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions and the non-accountable expense allowance, which will be borne by us in proportion to the numbers of ordinary shares sold in the offering by us, respectively.

LEGAL MATTERS

We are being represented by Torres & Zheng at Law, P.C. with respect to certain legal matters of U.S. federal securities and New York State law. Certain legal matters of U.S. federal securities laws in connection with this offering will be passed upon for the underwriter by [  ]. The validity of the Ordinary Shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels. Certain legal matters of Singapore law in connection with this offering will be passed upon for us by Drew & Napier LLC.

EXPERTS

The consolidated financial statements of as of and for the years ended June 30, 2024 and 2025 included in the Registration Statement have been audited by EliteCPA P.C., an independent registered public accounting firm, as stated in their reports. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The office of EliteCPA P.C. is located at 200 Centennial Ave, Suite 106, Piscataway, NJ 08854.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

101

SIN LIAN SENG BOLTS & NUTS PTE LTD

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sin Lian Seng Bolts & Nuts Pte Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sin Lian Seng Bolts & Nuts Pte Ltd and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ EliteCPA P.C.

We have served as the Company’s auditor since 2025.

New Jersey, The United States of America

December 19, 2025

F-2

SIN LIAN SENG BOLTS & NUTS PTE LTD

CONSOLIDATED BALANCE SHEETS

(In S$, except for share and per share data, or otherwise noted)

	As of June 30,
	2024	2025	2025
	S$	S$	US$ 2(d)
ASSETS
Current assets:
Cash	18,239	315,755	248,255
Accounts receivable, net
- Third parties	888,069	1,380,219	1,085,163
- Related parties	283,867	667,842	525,074
Inventories, net	1,068,229	673,183	529,274
Advance to suppliers	851	700	552
Amounts due from a related party	690,338	883,494	694,625
Prepaid expenses and other current assets	30,646	5,358	4,213
Total current assets	2,980,239	3,926,551	3,087,156

Non-current assets:
Property and equipment, net	460,219	410,314	322,599
Operating right-of-use asset, net	479,264	272,738	214,434
Prepaid expenses and other non-current assets	25,539	25,539	20,079
Deferred tax assets, net	271,835	99,869	78,520
Total non-current assets	1,236,857	808,460	635,632
Total assets	4,217,096	4,735,011	3,722,788

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable
- Third parties	1,161,643	1,342,576	1,055,567
- Related parties	557,234	141,396	111,169
Contract Liabilities
- Third parties	-	122,836	96,577
- A related party	261,112	-	-
Amount due to related parties	80,000	96,994	76,259
Long-term borrowings, current	141,508	35,693	28,063
Operating lease liability, current	206,579	232,691	182,948
Accrued expenses and other current liabilities	27,589	151,544	119,148
Income tax payable	-	41,316	32,484
Total current liabilities	2,435,665	2,165,046	1,702,215

Non-current liabilities:
Long-term borrowings, non-current	72,492	36,830	28,957
Operating lease liability, non-current	293,616	60,925	47,901
Total non-current liabilities	366,108	97,755	76,858
Total liabilities	2,801,773	2,262,801	1,779,073

Commitments and contingencies (Note 12)

SHAREHOLDERS’ EQUITY
Paid-in capital	1,050,000	1,050,000	825,537
Retained earnings	365,323	1,422,210	1,118,178
Total shareholders’ equity	1,415,323	2,472,210	1,943,715
Total liabilities and shareholders’ equity	4,217,096	4,735,011	3,722,788

The accompanying notes are an integral part of these consolidated financial statements.

F-3

SIN LIAN SENG BOLTS & NUTS PTE LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In S$, except for share and per share data, or otherwise noted)

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$ 2(d)
Revenues - related parties	1,249,383	1,847,517	1,452,565
Revenues - third parties	4,265,508	5,218,991	4,103,303
Total revenues	5,514,891	7,066,508	5,555,868
Cost of revenues	(4,415,847)	(4,879,803)	(3,836,625)
Gross profit	1,099,044	2,186,705	1,719,243

Operating expenses:
Selling and marketing expenses	(94,750)	(151,084)	(118,786)
General and administrative expenses	(1,902,912)	(1,010,689)	(794,629)
Total operating expenses	(1,997,662)	(1,161,773)	(913,415)

(Loss) Income from operations	(898,618)	1,024,932	805,828

Other income (expenses):
Interest expenses, net	(13,306)	(18,756)	(14,746)
Government grant	267,105	111,825	87,920
Other income, net	779,296	341,601	268,575
Total other income, net	1,033,095	434,670	341,749

Income before income taxes	134,477	1,459,602	1,147,577
Income tax expenses	(5,436)	(213,282)	(167,688)
Net income	129,041	1,246,320	979,889

Total comprehensive income	129,041	1,246,320	979,889

The accompanying notes are an integral part of these consolidated financial statements.

F-4

SIN LIAN SENG BOLTS & NUTS PTE LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In S$, except for share and per share data, or otherwise noted)

	Paid-in capital	Retained earnings	Total shareholders’ equity
	S$	S$	S$
Balance as of June 30, 2023	1,050,000	236,282	1,286,282
Net income	-	129,041	129,041
Balance as of June 30, 2024	1,050,000	365,323	1,415,323
Net income	-	1,246,320	1,246,320
Dividend distribution	-	(189,433)	(189,433)
Balance as of June 30, 2025	1,050,000	1,422,210	2,472,210
Balance as of June 30, 2025 (US$ 2(d))	825,537	1,118,178	1,943,715

The accompanying notes are an integral part of these consolidated financial statements.

F-5

SIN LIAN SENG BOLTS & NUTS PTE LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In S$, except for share and per share data, or otherwise noted)

	For the years ended June 30,
	2024	2025	2025
	S$	S$	US$ 2(d)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	129,041	1,246,320	979,889
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for expected credit losses	18,291	4,319	3,396
Allowance for inventories write-down	105,900	41,657	32,752
Depreciation and amortization	73,139	84,583	66,501
Deferred tax expenses	5,436	171,966	135,204
Operating right-of-use assets amortization	149,184	206,526	162,376
Changes in operating assets and liabilities:
Accounts receivable
- Third parties	244,434	(496,469)	(390,337)
- Related parties	(130,190)	(383,975)	(301,891)
Inventories	406,713	353,388	277,843
Advance to suppliers	(714)	150	118
Prepaid expenses and other current assets	45,721	25,290	19,883
Amount due from a related party	309,662	(193,156)	(151,864)
Accounts payable
- Third parties	191,392	180,933	142,254
- Related parties	(470,528)	(415,838)	(326,942)
Contract liabilities
- Third parties	(36,181)	122,836	96,577
- A related party	261,112	(261,112)	(205,293)
Amount due to related parties	(140,835)	-	-
Operating lease liability	(128,253)	(206,579)	(162,418)
Income tax payable	-	41,316	32,484
Accrued expenses and other current liabilities	(14,374)	123,955	97,457
Net cash provided by operating activities	1,018,950	646,110	507,989

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(322,877)	(34,678)	(27,265)
Loan to a related party	(1,000,000)	-	-
Net cash used in investing activities	(1,322,877)	(34,678)	(27,265)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term borrowings	(147,251)	(141,477)	(111,233)
Proceeds from interests-free borrowings from related parties	80,000	196,994	154,882
Repayments of interests-free borrowings from related parties	-	(180,000)	(141,521)
Dividend distribution to shareholders	-	(189,433)	(148,937)
Net cash used in financing activities	(67,251)	(313,916)	(246,809)

Net (decrease) increase in cash	(371,178)	297,516	233,915
Cash at beginning of the year	389,417	18,239	14,340
Cash at end of the year	18,239	315,755	248,255

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	10,605	6,096	4,793

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating a right-of-use asset obtained in exchange for an operating lease liability	628,448	-	-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

1.	Description of business and basis of presentation

(a)	Description of business

Sin Lian Seng Bolts & Nuts Pte Ltd (“SLS”, the “Company”) was incorporated under the law of Singapore with limited liability on December 3, 1986. The Company is principally engaged in the sale of fastener products and the provision of clean energy solutions.

(b)	Basis of presentation

In anticipation of an initial public offering (“IPO”), Sin Lian Seng Construction (“CaymanCo”) was established in connection with a group reorganization (the “Reorganization”) on October 21, 2025 as the proposed listing entity. Details of the Reorganization are included in Note 15.

On June 26, 2025, the Company acquired 100% of the equity interests of Lumenx Energy Pte. Ltd. (“LUX”) for a total consideration of S$10,000. The Company recognized a bargain purchase gain amounting to S$28,401 for the difference between the fair value of LUX’s identifiable net assets acquired and consideration paid.

Since the acquisition date, the Company has had the ability to operate and exercise control over LUX. The acquisition was considered not significant to the Company, as any of the significance test does not exceed 10%.

As of June 30, 2025, the Company’s principal subsidiaries are as follows.

	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic interest	Principal activities
Main subsidiaries:
LUX	March 6, 2025	Singapore	100% owned by SLS	Sales and installation of solar system;

F-7

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to revenue recognition, write-down for inventories, allowance for expected credit loss, useful lives and impairment of long-lived assets, accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Foreign currency transactions and translations

The Company uses Singapore Dollar (“S$”) as its reporting currency and functional currency. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in foreign currencies other than functional currency are translated into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies other than functional currency are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive income.

(d)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = S$1.2719, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

(e)	Cash

Cash consists of cash on hand and in bank that can be added to or withdrawn without limitation, which are unrestricted as to withdrawal and use.

(f)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit loss. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

F-8

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(g)	Inventories, net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out (“FIFO”) basis. Inventories mainly include fastener products available for sale, which are purchased from the Company’s suppliers. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the years ended June 30, 2024 and 2025, provision for inventories were S$373,343 and S$360,453, respectively.

The Company performs a physical inventory count annually. Inventory shrink (or swell) represents the difference between recorded inventory and the results of the physical count. Adjustments for shrink or swell are recognized based on actual results of the physical inventory count. For the years ended June 30, 2024 and 2025, S$46,336 and S$81,310 of inventory shrinkage were recorded, respectively.

Effective April 1, 2024, the Company changed its method of accounting for inventories from an average cost basis to a FIFO basis. This change was made because the Company believes the FIFO method is preferable as it provides a more relevant depiction of current economic costs, with the ending inventory balance approximating current replacement costs. Furthermore, the adoption of FIFO supports the Company’s continued operational growth and scalability of its financial reporting infrastructure and enhances comparability with industry peers.

The Company is applying the change prospectively from April 1, 2024, and has not restated prior period financial statements because it is impracticable to do so. Specifically, the Company’s historical systems were not configured to maintain the necessary specific inventory cost flow information required to reliably reconstruct the detailed historical cost layers for FIFO application. Due to the high-volume, low-unit-cost nature of the Company’s inventory, the cost difference between the two methods is inherently minimal, reinforcing the conclusion that the impact of the change on the combined financial statements as of and for the period ended June 30, 2024, was immaterial.

(h)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful lives
Machinery and equipment	10 years
Vehicles	10 years
Office equipment and fixture	3-10 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

F-9

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(i)	Related parties and transactions

Related parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation. Amounts due from/(to) related parties are measured at amortized cost.

(j)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash, accounts receivable, other receivables included in prepaid expenses and other current assets, amounts due from/to related parties, accounts payable, long-term borrowings, and other payables included in accrued expenses and other current liabilities. As of June 30, 2024 and 2025, the carrying amounts of above financial assets and liabilities approximated to their fair values due to the short-term nature of these instruments.

(k)	Current expected credit loss

The Company’s financial assets subject to the CECL model mainly include accounts receivable, amounts due from related parties and prepaid expenses and other current assets.

For accounts receivable, the Company estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For amounts due from related parties and prepaid expenses and other current assets, the Company reviews them on a periodic basis and make allowances on an individual basis when there is doubt as to the collectability. These amounts are written off after all collection efforts have been exhausted.

For the years ended June 30, 2024, and 2025, provision for expected credit losses made by the Company were S$18,291 and S$4,319, respectively.

F-10

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(l)	Revenue recognition

The Company applied ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) for all years presented.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company’s revenues are mainly generated from fastener products sales and solar system sales and installation.

Fastener products sales

The Company primarily generates revenues from the sale of fastener products, including fasteners, bolts, and custom parts. Each order contains a single performance obligation, which is the delivery of the specified products. The transaction price is based on the contractually agreed amount.

Revenue is recognized at a point in time when control of the products transfers to the customer, which occurs upon delivery of the goods or collection by the customer, as evidenced by customer acceptance or acknowledgement of receipt. At that point, the Company has satisfied its performance obligation and transferred both physical possession and legal control of the products to the customer, with no remaining obligations.

The Company’s sales orders do not provide for product returns or warranties. Payment terms typically range from 30 to 120 days, and no financing component exists. Shipping and handling activities are considered fulfilment activities rather than promised services and are not treated as separate performance obligations.

The Company acts as a principal and records revenue on a gross basis as the Company is primarily responsible for fulfilling the goods or services to the customers, is subject to inventory risk, and has discretion in establishing pricing and the ability to direct the control of the promised goods before transferring those goods to the customers.

Solar system sales and installation

The Company engages in delivering solar PV systems, encompassing system design, procurement of panels and inverters, supply of necessary components, installation with labor and logistics, testing and commissioning, as well as required regulatory approvals and utility connection. The Company’s promise is to integrate these inputs into a single, fully functional grid-tied solar system. These goods and services are highly interdependent and significantly modify each other to provide a single, customized deliverable. As such, these promises are not distinct within the context of the order and are therefore accounted for as a single performance obligation satisfied over time using a cost-to-cost input method, which best reflects performance in satisfying its obligation. Installation projects are generally completed within one to three months.

Payment terms are milestone-based, typically requiring a downpayment followed by progress billings, with final settlement due within 30 to 120 days after invoicing, and no financing component exists. The orders do not provide for product returns or warranties beyond statutory requirements, and historical returns have been insignificant. The Company acts as a principal and records revenue on a gross basis, as it is responsible for delivering the project, bears inventory and performance risk, and has discretion in establishing pricing.

F-11

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

The following table disaggregates the Company’s revenue for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025
	S$	S$
By revenue types
Sales of fastener products	5,514,891	6,313,316
Sales and installation of solar system	-	753,192
Total revenues	5,514,891	7,066,508

Timing of revenue recognition may differ from the timing of invoicing the customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Company’s right to consideration in exchange for services that the Company has transferred to a customer when that right is conditioned on something other than the passage of time. The Company has no contract assets as of June 30, 2024 and 2025.

Contract liabilities represent the obligation to transfer services to a customer for which the entity has received consideration from the customer. Contract liabilities were S$261,112 and S$122,836 as of June 30, 2024 and 2025, respectively. The Company expects to recognize the balance of contract liabilities as revenue over time in the next 12 months.

(m)	Cost of revenues

Cost of revenue primarily consist of cost of purchasing of fastener products, labor, systems and spare parts, inventory shrinkage, and freight and handling charges, etc. Cost of revenues also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

(n)	Selling and marketing expenses

Selling and marketing expenses primarily comprise staff costs, advertising and entertainment expenses.

(o)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff costs, (ii) rent and utilities, (iii) depreciation expenses related to general and administrative functions, (iv) and other miscellaneous corporate expenses.

F-12

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(p)	Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(q)	Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “government grant”. The total grants received were S$267,105 and S$111,825 for the years ended June 30, 2024 and 2025, respectively from the Singapore Government.

(r)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its statements of income for the years ended June 30, 2024 and 2025.

The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-13

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(s)	Leases

The Company accounts for lease applies ASC 842 Lease, with the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use asset and related lease liability are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of asset

The Company recognizes right-of-use asset at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use asset is depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the asset. The right-of-use asset is reviewed for impairment annually.

The right-of-use asset is reviewed for impairment whenever there is any objective evidence or indication that these assets may be impaired. At the end of each reporting period, the Company reviews the carrying amounts of the asset to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any), on an individual asset. There was no impairment for right-of-use asset for the years ended June 30, 2024 and 2025.

Lease liability

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

F-14

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

2.	Summary of significant accounting policies – Continued

(t)	Segment reporting

The chief executive officer is identified as the Company’s chief operating decision-maker who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within two operating and reportable segments as set forth in Note 14.

(u)	Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The adoption of ASU 2023-07 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income taxes (Topic 740), Improvements to Income Tax Disclosures, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The adoption of ASU 2023-09 did not have a material impact on the Company’s consolidated financial statements and related disclosures.

F-15

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Company is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

The Company did not identify other recent accounting pronouncements that could potentially have a material impact to the Company’s consolidated results of operations or financial position

3.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Accounts receivable
-Third parties	888,069	1,384,538
-Related parties	283,867	667,842
	1,171,936	2,052,380
Allowance for credit losses
-Third parties	-	(4,319)
-Related parties	-	-
	-	(4,319)
Accounts receivable, net
-Third parties	888,069	1,380,219
-Related parties	283,867	667,842
	1,171,936	2,048,061

Movement of credit loss for the years ended June 30, 2024 and 2025 are as follows:

	For the years ended June 30,
	2024	2025
	S$	S$
Balance at beginning of the year	-	-
Additions	18,291	4,319
Written-off	(18,291)	-
Balance at end of the year	-	4,319

For the years ended June 30, 2024 and 2025, the Company recognized expected credit losses for accounts receivable of S$18,291 and S$4,319, respectively. Provision of allowance for expected credit losses were completely written off in 2024 because the Company determines that such amounts are uncollectable after all attempts were tried.

F-16

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

4.	Inventories, net

Inventories, net consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Finished goods	1,068,229	673,183

For the years ended June 30, 2024 and 2025, inventory shrinkage was amounted to S$46,336 and S$81,310, respectively. The Company recorded inventory write-down of S$105,900 and S$41,657 for the years ended June 30, 2024 and 2025, respectively, in cost of revenue.

5.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Cost
Vehicles	367,522	367,522
Office equipment and fixture	131,074	155,502
Machinery and equipment	232,404	242,654
Leasehold improvement	123,560	123,560
Total cost	854,560	889,238
Accumulated depreciation	(394,341)	(478,924)
Property and equipment, net	460,219	410,314

For the years ended June 30, 2024 and 2025, depreciation expenses were $73,139 and $84,583, respectively. No impairment loss was recognized for the years ended June 30, 2024 and 2025.

6.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2025
	S$	S$
Accrued expenses and other current liabilities:
GST payables	20,391	130,299
Other current liabilities	7,198	21,245
Accrued expenses and other current liabilities	27,589	151,544

F-17

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

7.	Lease

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company’s operating lease mainly relates to the premise used for warehouse and office purposes.

Short-term leases include office leases with a term of 12 months or less. Both operating lease expense and short-term lease expense were recognized in general and administrative expenses. For the years ended June 30, 2024 and 2025, total lease cost was presented as follows:

	For the years ended June 30,
	2024	2025
	S$	S$
Operating and short-term lease expense
Operating lease expense	169,272	225,696
Short-term lease expense	28,416	-
Total lease expense	197,688	225,696

The balances for the operating leases where the Company is the lessee were presented as follows:

	As of June 30,
	2024	2025
	S$	S$
Operating right-of-use asset	479,264	272,738

Operating lease liability, current	206,579	232,691
Operating lease liability, non-current	293,616	60,925
Total operating lease liability	500,195	293,616

The remaining lease terms and discount rates of operating leases were as follows:

	For the years ended June 30,
	2024	2025
	S$	S$
Weighted-average remaining lease term (in years)	2.25	1.25
Weighted-average discount rate	4.70%	4.70%
Cash paid for amounts included in the measurement of lease liability	148,341	225,749

F-18

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

The following is a schedule of future minimum payments under the Company’s operating lease as of June 30, 2025:

For the years ending June 30,	Future minimum lease payments
S$
2026	241,595
2027	61,403
Total lease payments	302,998
Imputed interest	(9,382)
Total operating lease liability	293,616

8.	Borrowings

The Company had the following borrowings for working capital purpose:

				As of June 30,
				2024		2025
Creditors	Principle	Annual Effective Interest Rate	Maturity date	Long-term	Long-term (current portion)	Long-term	Long-term (current portion)
	S$			S$	S$	S$	S$
Bank borrowings:
Oversea Chinese Banking Corporation (a)	200,000	2.50%	September 30, 2025	14,125	41,708	-	14,155
United Overseas Bank (b)	77,350	5.56%	July 6, 2029	47,817	10,395	36,830	10,988
United Overseas Bank (c)	300,000	3.00%	May 11, 2025	-	78,421	-	-
Total long-term bank borrowings				61,942	130,524	36,830	25,143

Borrowing from a third party:
ETHOZ GROUP LTD (d)	68,850	5.56%	June 2, 2026	10,550	10,984	-	10,550
Total borrowing from a third party				10,550	10,984	-	10,550
Total long-term borrowings				72,492	141,508	36,830	35,693

(a)	The borrowing was guaranteed by Mr. Yao Yao, the controlling shareholder and director of the Company and two third parties, Mr. Dave Lim Kok Wee and Mr. Lim Peng Khoon.

(b)	The borrowing was guaranteed by Ms. Yeo Siew Hoon and Mr. Lim Peng Khoon, and secured by Fixed Deposit of Mr. Lim Peng Khoon and vehicle owned by the Company.

(c)	The borrowing was guaranteed by Ms. Yeo Siew Hoon, Mr. Dave Lim Kok Wee and Mr. Lim Peng Khoon.

(d)	The borrowing was guaranteed by a third party, Mr. Dave Lim Kok Wee.

For the years ended June 30, 2024 and 2025, the Company recorded interest expenses of $10,605 and $6,096, respectively. The weighted average interest rate of long-term borrowings was 3.82% and 4.96% for the years ended June 30, 2024 and 2025, respectively.

F-19

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

As of June 30, 2024 and 2025, the current portion of the long-term borrowings is S$141,508 and S$35,693 respectively.

The maturity dates for the Company’s outstanding loans as of June 30, 2025 are as follows:

Year ending June 30,	Amount
S$
2026	38,441
2027	13,368
2028	13,368
2029	13,331
Total long-term borrowing	78,508
Less: imputed interest	(5,985)
Present value of bank loans	72,523

9.	Related party transactions

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2024 and 2025:

No.	Names of related parties	Relationship
1	Mr. Yao Yao	Our former controlling shareholder and director of the Company
2	Infinitee Systems PTE. LTD.	Ultimately controlled by Mr. Yao Yao
3	Jinson Asia Hardware PTE. LTD.	Ultimately controlled by Mr. Yao Yao
4	Shanghai Sage International Trading Co., LTD.	Ultimately controlled by Mr. Yao Yao

F-20

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

The Company had the following balances with related parties:

		As of June 30,
Related party balances	Nature	2024	2025
		S$	S$
Accounts receivable-related parties
Infinitee Systems PTE. LTD.	Fastener products sales to related parties	283,867	584,012
Jinson Asia Hardware PTE. LTD.	Fastener products sales to related parties	-	83,830
Total accounts receivable-related parties		283,867	667,842

Amounts due from a related party
Mr. Yao Yao	Loan to a related party and payments on behalf of the Company for daily operations	690,338	883,494

Accounts payable-related parties
Jinson Asia Hardware PTE. LTD.	Fastener products purchase from related parties	52,180	104,388
Infinitee Systems PTE. LTD.	Fastener products purchase from related parties	57,127	37,008
Shanghai Sage International Trading Co., LTD.	Fastener products purchase from related parties	447,927	-
Total accounts payable-related parties		557,234	141,396

Contract liability-related party
Jinson Asia Hardware PTE. LTD.	Fastener products sales to related parties	261,112	-

Amount due to related parties
Jinson Asia Hardware PTE. LTD.	Interest-free loans from related parties	-	96,994
Infinitee Systems PTE. LTD.	Interest-free loans from related parties	80,000	-
Total amount due to related parties		80,000	96,994

F-21

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

Significant transactions with related parties during the years ended June 30, 2024 and 2025 were as follows:

	For the years ended June 30,
	2024	2025
	S$	S$
Purchase from related parties
Shanghai Sage International Trading Co., LTD.	1,399,076	174,630
Infinitee Systems PTE. LTD.	65,883	81,639
Jinson Asia Hardware PTE. LTD.	75,300	47,898
Subtotal	1,540,259	304,167

Sales to related parties
Jinson Asia Hardware PTE. LTD.	510,255	955,890
Infinitee Systems PTE. LTD.	739,128	891,627
Subtotal	1,249,383	1,847,517

Rental and service income provided to a related party
Infinitee Systems PTE. LTD.	710,496	312,000

Interest-free loans from related parties
Infinitee Systems PTE. LTD.	80,000	100,000
Jinson Asia Hardware PTE. LTD.	-	96,994
Subtotal	80,000	196,994

Repayment of interest-free loans from a related party
Infinitee Systems PTE. LTD.	-	180,000

Loan to a related party
Mr. Yao Yao	1,000,000	-

F-22

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

10.	Income tax

The Company is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income are exempted from income tax.

The following table sets forth current and deferred portion of income tax expense of the Company’s subsidiaries:

	For the years ended June 30,
	2024	2025
	S$	S$
Current income tax expenses	-	41,316
Deferred income tax expenses	5,436	171,966
Total income tax expenses	5,436	213,282

Reconciliation between the provision for income tax computed by applying the Singapore statutory tax rate to income before income tax and the actual provision of income tax is as follows:

	For the years ended June 30,
	2024	2025
	S$	S$
Income before income tax	134,477	1,459,602
Singapore statutory tax rate	17.0%	17.0%
Computed income tax expenses with Singapore statutory income tax rate	22,861	248,132

Effect of Singapore tax rebate	(17,425)	(34,850)
Income tax expenses	5,436	213,282
Effective tax rates	4.0%	14.6%

As of June 30, 2024 and 2025, the significant components of the deferred tax assets and deferred tax liabilities are summarized below:

	As of June 30,
	2024	2025
	S$	S$
Deferred tax assets:
Net operating loss carried forward	233,796	57,038
Operating lease liability	85,034	49,915
Provision for credit losses	-	734
Write-down of inventories	63,468	61,277
Total deferred tax assets	382,298	168,964
Deferred tax liabilities:
Operating right-of-use asset	81,475	46,365
Property and equipment	28,988	22,730
Deferred tax assets, net	271,835	99,869

F-23

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

As of June 30, 2025, the Company has net operating loss carried forward of nil. The Company has not recorded any allowance against its deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realizable.

Uncertain tax positions

As of June 30, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2024 and 2025 the Company did not have any significant interest or penalties associated with uncertain tax positions.

11.	Dividends

On March 25, 2025, the Company declared a final tax-exempt dividend of S$189,433, and the full amount has been settled before June 30, 2025.

12.	Commitments and contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no significant pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these consolidated financial statements.

13.	Concentration and Risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of June 30,
	2024	2025
Percentage of the Company’s accounts receivable
Customer A	*	29%
Customer B	24%	28%

*Represented the percentage below 10%

** Customer B refers to Infinitee Systems PTE. LTD.

F-24

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended June 30,
	2024	2025
Percentage of the Company’s total revenue
Customer B	13%	13%
Customer C	*	14%
Customer D	*	11%

*Represented the percentage below 10%

** Customer B refers to Infinitee Systems PTE. LTD.

***Customer C refers to Jinson Asia Hardware PTE. LTD.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended June 30,
	2024	2025
Percentage of the Company’s total cost of revenue
Supplier A	41%	47%
Supplier B	*	23%
Supplier C	39%	*

*Represented the percentage below 10%

** Supplier C refers to Shanghai Sage International Trading Co., LTD.

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s accounts payable:

	As of June 30,
	2024	2025
Percentage of the Company’s accounts payable
Supplier A	50%	33%
Supplier B	*	14%
Supplier E	*	13%
Supplier F	*	12%
Supplier C	26%	*

*Represented the percentage below 10%

** Supplier C refers to Shanghai Sage International Trading Co., LTD.

Economic and political risks

The Company’s operations in Singapore are subject to significant risks not typically associated with companies in the United States of America, including risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

F-25

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations and bank loans.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Company manages credit risk through in-house research and analysis of the Singapore economy and the underlying obligors and transaction structures. The Company monitors receivable balances on an ongoing basis and our exposure to bad debts is not significant.

14.	Segment information

The Company presents segment information after elimination of inter-Company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

By assessing the qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to have two reportable segments which comprise of fastener products sales and solar system sales and installation. The segments are organized based on type of products for sale or service offered.

The following tables present the summary of each segment’s revenue, cost of sales, depreciation and amortization, income from operations, and income before income taxes which are considered as a segment operating performance measure, for the year ended June 30, 2025:

F-26

SIN LIAN SENG BOLTS & NUTS PTE LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in S$, except for share and per share data)

Disaggregated information of revenues by regions are as follows:

	For the years ended June 30, 2025
	Fastener products segment	Sale and installation of solar system segment	Consolidated
	S$	S$	S$
Segment results
Revenues - related parties	1,847,517	-	1,847,517
Revenues - third parties	4,465,799	753,192	5,218,991
Total revenues	6,313,316	753,192	7,066,508

Less:
Cost of revenues	4,443,747	436,056	4,879,803

Segment gross profits	1,869,569	317,136	2,186,705

Less:
Depreciation and amortization	84,583	-	84,583
Provision for credit losses	4,319	-	4,319
Salary expenses	712,382	-	712,382
Rental expenses	225,696	-	225,696
Other operating expenses	134,793	-	134,793
Interest expenses, net	18,756	-	18,756
Government grant	(111,825)	-	(111,825)
Other income, net	(341,601)	-	(341,601)
Segment profits	1,142,466	317,136	1,459,602

As the Company’s long-lived assets are substantially located in Singapore, no segment geographical information is presented.

15.	Subsequent events

Reorganization

The Company, the main operating entity in Singapore, was previously controlled by Mr. Yao Yao. On October 14, 2025, Mr. Kewei Soh acquired 100% of the equity interests of the Company from Mr. Yao Yao for an aggregate consideration of approximately S$2.9 million. The consideration was determined based on the net asset value of the Company.

In anticipation of an IPO, the Company undertook a reorganization (“Reorganization”) through the following steps:

-	On October 21,2025, CaymanCo was incorporated under the laws of the Cayman Islands with an authorized share capital of US$50,000 divided into 10,000,000,000 shares of par value of US$0.000005 each. Till issuance of the consolidated financial statements, 2,000 shares was allotted and issued as fully paid to five shareholders, with Mr. Kewei Soh ultimately controlled CaymanCo. CaymanCo is the proposed listing entity.

-	Infinity Saber Tiger Holdings Limited (“BVICo”) was incorporated in the British Virgin Islands (the “BVI”) as a wholly owned subsidiary of CaymanCo on October 30, 2025.

-	On December 9, 2025, BVICo acquired 100% interests in SLS from Mr. Kewei Soh. Consequently, CaymanCo became the SLS’s ultimate holding company upon completion of the above transactions since then.

CaymanCo, BVICo, SLS and LUX (collectively, “the Group”) resulting from the Reorganization have always been under the common control of the same shareholder before and after the reorganization, as described above, which was accounted for as a recapitalization.

The Company has evaluated events subsequent to the balance sheet date of June 30, 2025 through December 19, 2025, the date on which the consolidated financial statements were issued and noted that there are no other subsequent events.

F-27

[                        ]

Ordinary Shares

PROSPECTUS

Sin Lian Seng Construction

[Underwriter]

[●], 2025

Until                , 2026, 25 days after the date of this prospectus, all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[Alternate Page for Resale Prospectus]

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2026

Sin Lian Seng Construction

[  ] Ordinary Shares

This prospectus relates to [  ] ordinary shares that may be sold from time to time by the selling shareholders named in this prospectus (the “Selling Shareholders”).

Currently, there is no public market for our Ordinary Shares. We have applied to list our ordinary shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ININ” in connection with an initial public offering of our Ordinary Shares, pursuant to the registration statement of which this prospectus forms a part, in which we are offering [  ] Ordinary Shares (or [  ] Ordinary Shares if the underwriters exercise the over-allotment option in full). We believe that upon the completion of the initial public offering, we will meet the standards for listing, and the closing of the initial public offering is contingent upon such listing. No sales of the ordinary shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on Nasdaq. Once, and if, our Ordinary Shares are listed on Nasdaq and begin trading and the initial public offering is completed, the Selling Shareholders may sell their shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers. See “Plan of Distribution” for a more complete description of the ways in which the ordinary shares may be sold. We will not receive any proceeds from the sales of outstanding ordinary shares by the Selling Shareholders.

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our ordinary shares under the heading “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2026

[Alternate Page for Resale Prospectus]

ALT-1

The Offering

Ordinary Shares offered by the Selling Shareholders:	This prospectus relates to [ ] Ordinary Shares that may be sold from time to time by the Selling Shareholders named in this prospectus.

Ordinary Shares issued and outstanding(1):	[ ] Ordinary Shares (or [ ] Ordinary Shares if the underwriters in the initial public offering exercise the over-allotment option in full).

Use of proceeds:	We will not receive any proceeds from the sales of issued and outstanding Ordinary Shares by the Selling Shareholders.

Risk factors:	Investing in our Ordinary Shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 7.

Trading market and symbol:	We will apply to list our Ordinary Shares on The Nasdaq Capital Market under the symbol “ININ.” The closing of our initial public offering is contingent upon such listing.

(1)	The number of Ordinary Shares outstanding assumes the issuance by us of Ordinary Shares in the initial public offering.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.

SELLING SHAREHOLDERS

The Ordinary Shares being offered by the Selling Shareholders are those restricted shares previously acquired by the Selling Shareholders. We are registering the shares in order to permit the Selling Shareholders to offer the shares for resale from time to time upon the closing of our initial public offering and the listing of our Ordinary Shares on Nasdaq. The Selling Shareholders have not had any material relationship with us within the past three years. Based on the information provided to us by the Selling Shareholders, no Selling Shareholder is a broker-dealer or an affiliate of a broker-dealer.

The table below lists the Selling Shareholders and other information regarding the ownership of the Ordinary Shares by each of the Selling Shareholders. The second column lists the number of Ordinary Shares owned by each Selling Shareholder. The third column lists the Ordinary Shares being offered by this prospectus by the Selling Shareholders. The fourth column assumes the sale of all of the Ordinary Shares offered by the Selling Shareholders pursuant to this prospectus.

The Selling Shareholders may sell all, some or none of their Ordinary Shares in this offering. See “Plan of Distribution.”

	Ordinary Shares Beneficially Owned Prior to this Offering			Number of Shares Being	Ordinary Shares Beneficially Owned After this Offering
Name and Address of Selling Shareholders	Shares		Percent(1)	Sold	Shares	Percent(2)
Spring Lake Ventures Pte. Ltd.	[98]	(3)	4.9%	[98]	0	0%
FRONTIER RESOURCES INTERNATIONAL LIMITED	[98]	(4)	4.9%	[98]	0	0%
NEW YORK STANDARD CAPITAL LLC	[98]	(5)	4.9%	[98]	0	0%

(1)	Based on [ ] Ordinary Shares issued and outstanding as of the date of this prospectus.

ALT-2

(2)	Based on [ ] Ordinary Shares outstanding immediately after the initial public offering, assuming the underwriters do not exercise the over-allotment option in the initial public offering. As noted above, for purposes of computing percentage ownership after this offering, we have assumed that all Ordinary Shares offered by the Selling Shareholders will be sold in this offering.

(3)	These shares are held by Spring Lake Ventures Pte. Ltd., a Singapore company. Jin Hu is the sole director of Spring Lake Ventures Pte. Ltd., which is 100% held by Jin Hu. The registered address of Spring Lake Ventures Pte. Ltd. Spring Lake Ventures Pte. Ltd. is 9 TEMASEK BOULEVARD, #07-01, SUNTEC TOWER TWO, SINGAPORE 038989.

(4)	These shares are held by FRONTIER RESOURCES INTERNATIONAL LIMITED, a British Virgin Islands company. Kwok Sin Ting Savin is the sole director of FRONTIER RESOURCES INTERNATIONAL LIMITED, which is 100% held by Kwok Sin Ting Savin. The registered address of FRONTIER RESOURCES INTERNATIONAL LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(5)	These shares are held by NEW YORK STANDARD CAPITAL LLC, a New York limited liability company. Warren Wang is the sole member of NEW YORK STANDARD CAPITAL LLC. The registered address of NEW YORK STANDARD CAPITAL LLC is 19 west 44th street, Suite 1001, New York, New York, 10036.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

ALT-3

The Selling Shareholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. The Selling Shareholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if it deems the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a Selling Shareholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share which may be below the then existing market price. We cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the Selling Shareholders. The Selling Shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act, the Exchange Act and the rules and regulations of such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the Selling Shareholders, but excluding brokerage commissions or underwriter discounts.

The Selling Shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. The Selling Shareholders have not entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The Selling Shareholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The Selling Shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the Selling Shareholders or any other such person. In the event that any of the Selling Shareholders are deemed an affiliated purchaser or distribution participant within the meaning of Regulation M, then the Selling Shareholders will not be permitted to engage in short sales of common shares. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In addition, if a short sale is deemed to be a stabilizing activity, then the Selling Shareholders will not be permitted to engage in a short sale of our shares. All of these limitations may affect the marketability of the shares.

If a Selling Shareholder notifies us that it has a material arrangement with a broker-dealer for the resale of the shares, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the Selling Shareholder and the broker-dealer.

No FINRA member firm may receive compensation in excess of that allowable under FINRA rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.

If any of the Ordinary Share offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling shareholders will sell all or any portion of the shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling shareholder and purchaser is responsible for paying any discounts, and similar selling expenses they incur.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Ordinary Shares covered by this prospectus will be passed upon by Harney Westwood & Riegels.

ALT-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreement to be filed as Exhibit 10.3 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

Upon our incorporation in the Cayman Islands on October 21, 2025 in connection with our offshore restructuring, we issued and allotted one (1) ordinary share for a consideration at par value of US$0.000005 per share to Ogier Global Subscriber (Cayman) Limited. On November 3, 2025, the one (1) ordinary share was transferred from Ogier Global Subscriber (Cayman) Limited to Kewei Soh. The Company further issued the following shares:

Name	Date of Issuance	Number of Shares Issued
Kewei Soh	November 3, 2025	509
CHJD INVESTMENT LIMITED	November 3, 2025	343
Spring Lake Ventures Pte. Ltd.	November 3, 2025	49
FRONTIER RESOURCES INTERNATIONAL LIMITED	November 3, 2025	49
NEW YORK STANDARD CAPITAL LLC	November 3, 2025	49
Kewei Soh	December 2, 2025	510
CHJD INVESTMENT LIMITED	December 2, 2025	343
Spring Lake Ventures Pte. Ltd.	December 2, 2025	49
FRONTIER RESOURCES INTERNATIONAL LIMITED	December 2, 2025	49
NEW YORK STANDARD CAPITAL LLC	December 2, 2025	49

II-1

Item 8. Exhibits and Financial Statement Schedules.

a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our combined and consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

II-2

6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

8) That, for purposes of determining any liability under the Securities Act of 1933, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association, effective immediately prior to the completion of this offering
5.1*	Opinion of Harney Westwood & Riegels regarding the legality of the ordinary shares
8.1*	Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Drew & Napier LLC regarding certain Singapore tax matters (included in Exhibit 99.1)
10.1*	Form of Employment Agreement
10.2*	Form of Director Agreement between the registrant and its independent directors
10.3*	Form of Indemnification Agreement
14.1*	Code of Ethics and Business Conduct
19.1*	Insider Trading Policy
21.1**	List of Subsidiaries
23.1*	Consent of EliteCPA P.C.
23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.3*	Consent of Drew & Napier LLC (included in Exhibit 99.1)
24.1**	Power of Attorney (included on the signature page of this registration statement)
99.1*	Opinion of Drew & Napier LLC regarding certain Singapore law matters
99.2*	Consent of Yang Wang
99.3*	Consent of Wentworth Wang
99.4*	Consent of Gan Ker Wei
99.5*	Clawback Policy
107*	Filing Fee Table

* To be filed by amendment

** Filed herewith

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [ ], 2025.

By:
Name:	Sam Zheng Sun
Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on [  ], 2025 in the capacities indicated on the date indicated.

Signature	Title	Date

	Director and Chief Executive Officer	[ ], 2025
Name: Sam Zheng Sun	(Principal Executive Officer)

	Chief Financial Officer	[ ], 2025
Name: Guohao Chen	(Principal Financial and Accounting Officer)

	Chief Operating Officer and Director	[ ], 2025
Name: Kewei Soh

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Sin Lian Seng Construction, has signed this registration statement or amendment thereto in New York, United States on [  ], 2025.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ [ ]
Name:	[ ]
Title:	[ ]

II-5